5/22


08002780

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME COL Capital Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 03654 FISCAL YEAR 12-31-07

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) [ ] AR/S (ANNUAL REPORT) [✓]

12G32BR (REINSTATEMENT) [ ] SUPPL (OTHER) [ ]

DEF 14A (PROXY) [ ]

OICF/BY: dw

DAT : 5/28/08

082-03654



COL Capital Limited

(Incorporated in Bermuda with limited liability)

Stock Code: 0383

Annual Report 2007

12-31-07
AR/S

CONTENTS

CORPORATE INFORMATION

BOARD OF DIRECTORS

Ms. Chong Sok Un *(Chairman)*
Dato' Wong Peng Chong *(Executive Director)*
Mr. Kong Muk Yin *(Executive Director)*
Mr. Lo Wai On *(Independent Non-executive Director)*
Mr. Lau Siu Ki *(Independent Non-executive Director)*
Mr. Zhang Jian *(Independent Non-executive Director)*

SECRETARY

Ms. Fung Ching Man, Ada

AUDITOR

Deloitte Touche Tohmatsu
Certified Public Accountants

REGISTERED OFFICE

Canon's Court, 22 Victoria Street
Hamilton HM 12, Bermuda

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN HONG KONG

47/F., China Online Centre
333 Lockhart Road
Wanchai
Hong Kong

WEBSITE

http://www.colcapital.com.hk

PRINCIPAL BANKERS

Industrial and Commercial Bank of China (Asia) Limited
Bank of China (Hong Kong) Limited
Societe Generale Bank & Trust
UBS AG
Merrill Lynch (Asia Pacific) Limited

ADR DEPOSITARY BANK

The Bank of New York
American Depositary Receipts
620 Avenue of the Americas, 6/F
New York, NY 10011
USA

SOLICITORS

P.C. Woo & Co.
Fred Kan & Co.
Robertsons

HONG KONG BRANCH SHARE REGISTRARS

Tricor Tengis Limited
26/F., Tesbury Centre
28 Queen's Road East
Wanchai
Hong Kong

CHAIRMAN'S STATEMENT

On behalf of the Board of Directors of the Company (the "Board"), I have pleasure to report on the financial results, operations and other aspects of the Company and its subsidiaries (the "Group") for the year ended 31 December 2007.

FINANCIAL RESULTS

For the year ended 31 December 2007, the Group's total revenue increased by 96.9% to HK$2,289,440,000 (2006: HK$1,162,742,000) while its net profit attributable to shareholders increased by 78.5% to HK$1,378,824,000 (2006: HK$772,468,000). The earnings per share of the Company increased by a slightly larger scale of 85.4% to HK$4.95 (2006: HK$2.67) as a result of the Group's share repurchase programme.

As at 31 December 2007, the Group's net asset value per share increased by 75.1% to HK$14.85 (2006: HK$8.48).

DIVIDENDS

The Directors recommend the payment of a final dividend of HK$0.04 per share (2006: HK$0.04), amounting to approximately HK$11,047,000 (2006: HK$11,084,000), to shareholders whose names appear on the Register of Members of the Company on 26 June 2008. The proposed final dividend, together with the interim dividend of HK$0.01 per share (2006: HK$0.01) paid on 5 November 2007, will amount to a total dividend of HK$0.05 per share (2006: HK$0.05 per share), totaling approximately HK$13,809,000 (2006: HK$13,939,000), for the full financial year of 2007. Subject to shareholders' approval at the forthcoming annual general meeting of the Company, dividend warrants are expected to be dispatched on or before 25 July 2008.

PROPOSED BONUS ISSUE OF WARRANTS

The Board proposed a bonus issue of warrants (the "Bonus Warrant Issue") to the shareholders on the basis of one warrant for every five shares held by such shareholders whose name appear on the Register of Members on 26 June 2008. The final terms of the Bonus Warrant Issue, which shall be issued subject to the compliance of the relevant rules and regulations of The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), have not yet been finalized. A further announcement will be made by the Company in respect of the details of the Bonus Warrant Issue. A circular setting out the details of the Bonus Warrant Issue will also be sent to the shareholders as soon as practicable.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 23 June, 2008 to Thursday, 26 June, 2008, both days inclusive, during which no share transfer will be effected. In order to qualify for the proposed final dividend for the year ended 31 December 2007, all transfer of shares duly accompanied by the relevant certificates must be lodged with the company's branch registrar in Hong Kong, Tricor Tengis Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong no later than 4:00 p.m. on Friday, 20 June 2008.

CHAIRMAN'S STATEMENT

MANAGEMENT DISCUSSION AND ANALYSIS

Review of operations

The year ended 31 December 2007 saw a very vibrant equity market which was underpinned by optimistic economic and consumer sentiments, large scale initial public offerings of shares and strong global liquidity. However, these positive factors were overshadowed in the later part of the year by the domino effects of the meltdown of the US sub prime mortgage market and the subsequent concern over the credit crunch leading to a slowdown of the US economy. Nevertheless, the Group's business in trading and investment in financial securities achieved increases in revenue to HK$2,270,637,000 (2006: HK$1,149,870,000) and profit to HK$1,605,287,000 (2006: HK$835,379,000). Major profit contributions came from the net gain on investments of HK$1,560,870,000 (2006: HK$801,269,000) which included an unrealized gain from fair value changes on investments held for trading of HK$1,259,479,000 (2006: HK$439,498,000), and dividend income from listed investments of HK$36,512,000 (2006: HK$17,717,000). As at 31 December 2007, the Group maintained a long-term investment portfolio of available-for-sale investments of HK$849,923,000 (2006: HK$557,375,000), loan notes of Nil (2006: HK$50,476,000) and convertible bonds of Nil (2006: HK$6,626,000) and a trading portfolio of listed securities of HK$3,617,216,000 (2006: HK$1,690,510,000).

The Group's money lending business recorded a revenue of mainly interest income of HK$14,023,000 (2006: HK$9,071,000) and a profit of HK$13,898,000 (2006: HK$8,832,000) during the year under review. As at 31 December 2007, the Group's loan portfolio amounted to HK$174,015,000 (2006: HK$123,598,000).

Of the Group's investment properties located in Hong Kong and China, a revenue of HK$4,780,000 (2006: HK$3,801,000) and a profit of HK$43,402,000 (2006: HK$9,081,000) was achieved, mainly due to the gain of HK$13,753,000 from the disposal of an interest in an investment property located at Buji Town in Shenzhen, China for a consideration of RMB102,550,000 and the revaluation gain of HK$23,598,000 from the Group's investment properties. As at 31 December 2007, the Group's investment properties portfolio amounted to HK$110,925,000 (2006: HK$81,589,000).

Given the persistent losses in recent years and with no sign of improvement, the Group discontinued its mobile handset distribution business in March 2007.

Principal associated companies

The share of losses of associates of the Group for the year ended 31 December 2007 was HK$4,094,000 (2006: nil).

CHAIRMAN'S STATEMENT

Following the completion of the placing agreement to acquire 124 million shares of Shanghai Allied Cement Limited ("SAC") in June 2007, the Group's shareholding in SAC has increased to approximately 27%, making SAC an associate of the Group. SAC is an investment holding company and through its subsidiaries engages in the manufacture and distribution of clinker, cement and slag powder. For the year under review, SAC recorded a turnover of HK$434,300,000 (2006: HK$384,931,000) and a loss of HK$21,658,000 (2006: Profit of HK$387,000). In September 2007, SAC announced that it had entered into a conditional agreement to acquire the entire issued share capital of Redstone Gold Limited ("Redstone"), a company engaged in the business of gold mining in Yunnan Province, China, for an aggregate consideration of HK$1 billion to be partially settled by the issue of 530,000,000 new shares of SAC and payment of cash of HK$470 million. A conditional placing agreement was also entered into to place 600,000,000 new shares of SAC on a fully underwritten basis. The vendor has warranted to SAC that the target mines will together maintain their JORC gold resources of not less than 50 tonnes (metric) of contained gold metal in total at the completion of the acquisition. SAC is in the process of carrying out its due diligence exercise on Redstone and the circular containing, inter alia, a notice to convene a special general meeting to approve the acquisition, is expected to be despatched to shareholders by 30 June 2008. With the recent rally in the gold market, the Group believes that this acquisition represents a good opportunity for SAC to develop its investment and business in the natural resources sector.

In July 2007, the Group acquired 40% of the entire issued share capital of Printronics Electronics Limited ("PEL") for an aggregate consideration of approximately HK$181.8 million. PEL is an investment holding company and is the registered and beneficial owner of 41,319,704 fully paid up shares of Tianjin Printronics Circuit Corporation ("TPC"), representing approximately 21.01% of the equity of TPC. TPC is a company incorporated in China and its shares are listed as "A-Share" on the Shenzhen Stock Exchange. The principal business activity of TPC is the manufacture and sale of printed circuit boards.

Financial resources, borrowings, capital structure and exposures to fluctuations in exchange rates

The Group continued to maintain a strong financial position. As at 31 December 2007, the Group's non-current assets consisted mainly of investment properties of HK$110,925,000 (2006: HK$81,589,000); property, plant and equipment of HK$3,796,000 (2006: HK$4,712,000); prepaid lease payments of HK$1,001,000 (2006: HK$2,424,000), interest in associates of HK$368,297,000 (2006: nil) and long-term investments of HK$849,923,000 (2006: HK$614,477,000). These non-current assets were principally financed by shareholders' funds. As at 31 December 2007, the Group had net current assets of HK$2,770,377,000 (2006: HK$1,712,692,000) and current ratio of 3.3 times (2006: 6.1 times) calculated on the basis of the Group's current assets over current liabilities.

All the Group's borrowings are arranged on a short term basis in Hong Kong Dollars and US Dollars, repayable within one year and secured on certain investment properties, investments held for trading, available-for-sale investments and securities brokers house deposit. As at 31 December 2007, the Group had borrowings of HK$918,838,000 (2006: HK$170,100,000) and a gearing ratio of 20.5% (2006: 4.7%), calculated on the basis of the Group's net borrowings (after pledged bank deposits and bank balances and cash) over shareholders' fund.

CHAIRMAN'S STATEMENT

During the year under review, the issued share capital of the Company was further reduced from HK$2,828,835 to HK$2,761,835 as a result of the repurchase of 6,700,000 (2006: 14,596,000) shares, with par value HK$0.01 each, for an aggregate consideration of HK$32,377,000 (2006: HK$46,378,000).

In December 2007, the Company proposed an open offer of 276,183,547 offer shares at HK$4.00 per offer share to qualifying shareholders on the basis of one offer share to every share held (the "Open Offer") on a fully underwritten basis to raise approximately HK$1.1 billion and an issue of two warrants for every five offer shares. However, on 11 February 2008, the underwriter, Vigor Online Offshore Limited, gave notice to the Company to terminate the underwriting agreement in view of the recent change in the market condition in Hong Kong and the significant fluctuation in the share price of the Company which, in the sole and absolute opinion of the underwriter, made it impractical to proceed. As a result, the Open Offer and the issue of warrant were terminated.

During the year under review, the Group's assets, liabilities and transactions were mainly denominated in Hong Kong Dollar, Australian Dollar, RMB, New Taiwan Dollar and Malaysian Ringgit. Because of its short-term nature, the Group had not actively hedged risks arising from the Australian Dollar, RMB and Malaysian Ringgit denominated assets and transactions. As the exchange rates of the New Taiwan Dollar were relatively stable during the year, the Group was not materially affected by its exposure to these currencies.

Charge on group assets

As at 31 December 2007, the Group's investment properties, investments held for trading, available-for-sale investments, bank balances, cash, and securities brokers house deposit with respective carrying values of HK$33,300,000 (2006: HK$26,640,000), HK$3,121,898,000 (2006: HK$1,210,235,000), HK$460,628,000 (2006: HK$115,607,000) and HK$10,718,000 (2006: HK$196,000) were pledged to banks and securities brokers house to secure short term credit facilities granted to the Group.

Employees

The Group had 15 employees as at 31 December 2007 (2006: 31). The Group ensures that its employees are remunerated in line with market conditions and individual performance and the remuneration policies are reviewed on a regular basis.

Prospects

The Group expects 2008 to be a very challenging and difficult year as evidenced by the sell-off in equity markets towards the end of 2007 and into the first quarter of 2008. The knock-on effects of the credit crunch and the fears of a recession in the world's largest economy of the US have adversely affected sentiments in the global financial markets and the investment environment. Although aggressive monetary measures have been implemented by the US authorities to ease liquidity and the robust demand by Asian countries will help to mitigate the situation, nevertheless the Group anticipates greater challenges ahead.

CHAIRMAN'S STATEMENT

The performance of the Group's activities in trading and investment in financial securities is measured by mark-to-market accounting standards and the volatility of the financial markets will affect the Group's results for 2008. It is estimated that, based on the closing market price, substantial unaudited unrealized loss from fair value changes on investments held for trading was incurred in the first two months of 2008.

In December 2007, the Group had proposed an Open Offer to strengthen its capital base but unfortunately, the Open Offer was terminated by the underwriter due to the recent change in the market condition in Hong Kong and the significant fluctuation in the share price of the Company. However, the financial position of the Group remains strong and the Group will continuously review and adjust its investment strategies and investment portfolio in light of the market environment to seek and identify grossly undervalued investment and business opportunities in the China, Hong Kong and the Asia Pacific region to enhance value for its shareholders.

APPRECIATION

On behalf of the Board, I would like to extend our sincere thanks to our shareholders for their continued support and our management and staff for their hard work and contribution to the Group during 2007.

Chong Sok Un
Chairman

Hong Kong, 8 April 2008

BIOGRAPHICAL DETAILS IN RESPECT OF DIRECTORS AND SENIOR MANAGEMENT

EXECUTIVE DIRECTORS

Ms. Chong Sok Un, aged 53, was appointed as executive director and chairman of the Company on 23 August 2002. Ms. Chong is also the executive director of APAC Resources Limited and non-executive director of Shanghai Allied Cement Limited ("SAC"). She has been chairman of Long Island Golf & Country Club, Dongguan, China since September 1998. She is now the Vice-Chairman of the 29th Term Board of Directors of Yan Oi Tong. During 1992 to 2000, she was appointed as director and chief executive officer of Shenyin Wanguo (H.K.) Limited. Ms. Chong holds a master degree in business administration.

Dato' Wong Peng Chong, aged 64, was appointed as executive director of the Company on 15 March 2002. Dato' Wong is also the vice-president of SAC. Upon his graduation from the University of Malaya in 1967 with a Bachelor of Arts (Honours), he joined the Malaysian Foreign Service and served with several Malaysian diplomatic missions overseas in various capacities. Dato' Wong joined the private sector in 1985 and has served in various senior management positions, including executive directorships in public listed companies, in Hong Kong and Malaysia.

Mr. Kong Muk Yin, aged 42, was appointed as executive director of the Company on 13 May 2002. Mr. Kong is also the executive director of SAC. He was graduated from City University of Hong Kong with a bachelor's degree in business studies. He is a fellow member of The Association of Chartered Certified Accountants, a member of the Hong Kong Institute of Certified Public Accountants and a Chartered Financial Analyst and he has extensive experience in corporate finance, financial management, accounting and auditing.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Lo Wai On, aged 46, was appointed as non-executive director of the Company on 15 March 2002 and then changed his office held to independent non-executive director on 29 October 2002. He is a fellow member of The Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants and has been practicing under the name of his own firm, W.O. Lo & Co., Certified Public Accountants (Practising) since 1986. He has broad experience in providing tax consulting and auditing services to companies including listed companies in Hong Kong.

Mr. Lau Siu Ki, aged 49, was appointed as independent non-executive director of the Company on 3 June 2004. He has over 25 years of experience in corporate finance, financial advisory and management, accounting and auditing. He is currently working as a consultant in the financial advisory field. Prior to that, Mr. Lau had worked in an international accounting firm for over 15 years. He is a fellow member of both the Association of Chartered Certified Accountants ("ACCA") as well as the Hong Kong Institute of Certified Public Accountants. He is also a member of the Council of ACCA. He has served as a member of the Committee of the Hong Kong branch of ACCA since 1995 and was the Chairman of ACCA Hong Kong for the year 2000/2001. Mr. Lau is also the independent non-executive directors of Carry Wealth Holdings Limited, Greenfield Chemical Holdings Limited, Comba Telecom Systems Holdings Limited, TCL Communication Technology Holdings Limited, Foxconn International Holdings Limited, Proview International Holdings Limited, Samson Holding Ltd and Embry Holdings Limited. He was an independent non-executive director of Forefront International Holdings Limited (now known as Forefront Group Limited) from 25 May 2001 to 18 April 2007 and Sys Solutions Holdings Limited (now known as Enviro Energy International Holdings Limited) from 6 December 2002 to 20 December 2006.

BIOGRAPHICAL DETAILS IN RESPECT OF DIRECTORS AND SENIOR MANAGEMENT

Mr. Zhang Jian, aged 66, was appointed as non-executive director of the Company on 16 October 2006. He is a professional senior engineer in PRC. He is the Vice Chairman of China Manager Council of Construction Enterprises and China Precious Stone Council and the Chairman of Beijing Alumni Association of Xian Construction Technology University and the Outside Director of China National Building Material Group Corporation and also the Chairman of Expert Committee of Sino-Mining International Investment Co. Ltd. He has been awarded National Outstanding Intellect in 1997 and National Top 10 Honest Persons of Outstanding Ability in 2004. Mr. Zhang has been awarded as Influential Person to China Nonferrous Metal Industry in 2005. From 1982 to 1998, he held various senior positions in China Nonferrous Metal Industry Company. From 1998 to 2003, he acted as Chairman and General Manager of China Nonferrous Metal Construction Group Company Ltd.. From 2003 to 2005, he acted as General Manager of China Nonferrous Metal Mining & Construction (Group) Co., Ltd..

SENIOR MANAGEMENT

Ms. Fung Ching Man, Ada, aged 41, is the company secretary of the Company. She is an associate member of The Institute of Chartered Secretaries and Administrators and has over 15 years of working experience in the company secretarial profession.

DIRECTORS' REPORT

The directors of the Company (the "Director(s)") present their annual report and the audited consolidated financial statements for the year ended 31 December 2007.

PRINCIPAL ACTIVITIES

The Company is an investment holding company. The activities of its principal subsidiaries are set out in note 39 to the consolidated financial statements.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31 December 2007 are set out in the consolidated income statement on page 26.

An interim dividend of HK$0.01 per share amounting to HK$2,762,000 was paid to the shareholders of the Company (the "Shareholders") during the year. The Directors recommend the payment of a final dividend of HK$0.04 per share to the Shareholders whose names appear on the register of members of the Company on 26 June 2008, amounting to HK$11,047,000.

SHARE CAPITAL

Details of movements in the share capital of the Company during the year are set out in note 32 to the consolidated financial statements.

During the year, the Company repurchased certain of its own shares through The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), details of which are set out in note 32 to the consolidated financial statements. The Directors considered that, as the Company's shares were trading at a discount to the net asset value per share, the repurchases would increase the net asset value per share of the Company.

INVESTMENT PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT

As disclosed in note 38 to the consolidated financial statements, the Group disposed of a non-wholly owned subsidiary and the fair value gain of HK$13,753,000 on the investment property upon the disposal was recognised in the consolidated income statement during the year ended 31 December 2007. The Group's remaining investment properties were fair valued at 31 December 2007 and the resulting revaluation increase of HK$23,598,000 has been credited to the consolidated income statement.

The Group's buildings were revalued at 31 December 2007 and the resulting revaluation increase has been credited to the consolidated income statement and to the building revaluation reserve of HK$144,000 and HK$520,000 respectively.

Details of these and other movements in the investment properties, and property, plant and equipment of the Group during the year are set out in notes 17 and 18 to the consolidated financial statements, respectively.

DIRECTORS' REPORT

DIRECTORS AND SERVICE CONTRACTS

The Directors during the year and up to the date of this report were:

Executive Directors:

Ms. Chong Sok Un *(Chairman)*
Dato' Wong Peng Chong
Mr. Kong Muk Yin

Independent Non-executive Directors:

Mr. Lo Wai On
Mr. Lau Siu Ki
Mr. Zhang Jian

In accordance with clause 99 of the Company's bye-laws, Mr. Lo Wai On and Mr. Lau Siu Ki will retire and, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

None of the Directors has a service contract with the Company or any of its subsidiaries which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

No contract of significance, to which the Company or any of its subsidiaries was a party and in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

DIRECTORS' REPORT

INTERESTS OF DIRECTORS AND CHIEF EXECUTIVE

As at 31 December 2007, the interests and short positions of the Directors and the chief executive of the Company and their associates in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance, Hong Kong (the "SFO")), as recorded in the register maintained by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") were as follows:

Long positions in the shares of the Company

	Number of ordinary shares of HK$0.01 each					Percentage of issued ordinary shares
Name of Director	Personal interests	Family interests	Corporate interests	Other interests	Total	
Ms. Chong Sok Un ("Ms. Chong")	–	–	106,484,400 (Note)	–	106,484,400	38.56%

Note: Vigor Online Offshore Limited ("Vigor Online"), a wholly-owned subsidiary of China Spirit Limited ("China Spirit"), held 106,484,400 ordinary shares of the Company. Ms. Chong maintains 100% beneficial interests in China Spirit. Accordingly, Ms. Chong is deemed to have corporate interests in 106,484,400 ordinary shares of the Company.

Save as disclosed above, as at 31 December 2007, none of the Directors, the chief executive of the Company nor their associates had any interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register maintained by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

At no time during the year was the Company or any of its subsidiaries, a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares, underlying shares, or debentures of, the Company or any other body corporate.

DIRECTORS' REPORT

INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at 31 December 2007, the following parties had interests or short positions in the shares and underlying shares of the Company as recorded in the register maintained by the Company pursuant to Section 336 of the SFO:

Long positions in the shares of the Company

Name	Capacity	Number of ordinary shares held	Percentage held
Ms. Chong	Held by controlled corporation (Note 1)	106,484,400	38.56%
China Spirit	Held by controlled corporation (Note 1)	106,484,400	38.56%
Vigor Online	Beneficial owner	106,484,400	38.56%
Mr. John Zwaanstra ("Mr. Zwaanstra")	Held by controlled corporation (Note 2)	25,051,000	9.07%
Penta Investment Advisers Limited ("Penta")	Investment Manager (Note 3)	25,051,000	9.07%

Notes:

1. Vigor Online is a wholly owned subsidiary of China Spirit in which Ms. Chong maintains 100% beneficial interest. Accordingly, China Spirit and Ms. Chong are deemed to be interested in 106,484,400 ordinary shares of the Company under the SFO.

2. Mr. Zwaanstra is deemed to be interested in 25,051,000 ordinary shares through his 100% interest in Penta.

3. Penta has an interest in 25,051,000 ordinary shares as an investment manager.

Save as disclosed above, as at 31 December 2007, there were no other parties who had interests or short positions in the shares or underlying shares of the Company as recorded in the register maintained by the Company pursuant to Section 336 of the SFO.

DIRECTORS' REPORT

MAJOR CUSTOMERS AND SUPPLIERS

The aggregate sales attributable to the Group's five largest trade customers were less than 30% of total sales and the aggregate purchases attributable to the Group's five largest trade suppliers were less than 30% of total purchases.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, the Company repurchased a total of 6,700,000 ordinary shares in the capital of the Company on the Stock Exchange in the range from HK$3.15 to HK$8.13 for a total consideration of HK$32,377,000. The said shares were subsequently cancelled.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

INDEPENDENCE OF INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has received, from each of the independent non-executive directors, an annual confirmation of his independence pursuant to Rule 3.13 of the Rules Governing the Listing of Securities on the Stock Exchange. The Company considers all of the independent non-executive directors are independent.

EMOLUMENT POLICY

The emolument policy of the general staff of the Group is set up by the management of the Group on the basis of their merit, qualifications and competence.

The emoluments of the Directors and senior management of the Company are decided by the Remuneration Committee, having regard to the Company's operating results, individual performance and comparable market statistics.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's bye-laws or the laws of Bermuda, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

SUFFICIENCY OF PUBLIC FLOAT

The Company has maintained a sufficient public float throughout the year ended 31 December 2007.

DIRECTORS' REPORT

DONATIONS

During the year, the Group made donations amounting to HK$598,000.

AUDITOR

A resolution will be submitted to the forthcoming annual general meeting of the Company to re-appoint Messrs. Deloitte Touche Tohmatsu as auditor of the Company.

On behalf of the Board

Chong Sok Un
Chairman

Hong Kong, 8 April 2008

CORPORATE GOVERNANCE REPORT

CORPORATE GOVERNANCE PRACTICES

The board of directors of the Company (the "Board") believes that corporate governance is essential to the success of the Company and has adopted various measures to ensure that a high standard of corporate governance is maintained. Throughout the year ended 31 December 2007, the Company has applied the principles and complied with the requirements of the Code on Corporate Governance Practices (the "Code on CGP") listed out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The current practices will be reviewed and updated regularly to follow the latest practices in corporate governance.

BOARD OF DIRECTORS

The Board comprises:

Executive Directors

Ms. Chong Sok Un *(Chairman)*
Dato' Wong Peng Chong
Mr. Kong Muk Yin

Independent Non-executive Directors

Mr. Lo Wai On
Mr. Lau Siu Ki
Mr. Zhang Jian

The Board members have no financial, business, family or other material/relevant relationships with one another. Such balanced board composition is formed to ensure strong independence exists across the Board and has met the recommended practice under the Code on CGP for the Board to have at least one-third in number of its members comprising Independent Non-executive Directors.

The Independent Non-executive Directors possess appropriate professional qualifications or accounting or related financial management expertise. Having made specific enquiry with all Independent Non-executive Directors, all such Directors confirmed that they have met the criteria of Rule 3.13 of the Listing Rules regarding the guidelines for assessment of independence. The biographical details of the Directors are set out in pages 8 to 9 of this Annual Report.

CORPORATE GOVERNANCE REPORT

During the year, 4 full board meetings were held and the attendance of each Director is set out as follows:

Name of Directors	Number of board meetings attended in 2007	Attendance rate
Ms. Chong Sok Un *(Chairman)*	4/4	100%
Dato' Wong Peng Chong	4/4	100%
Mr. Kong Muk Yin	4/4	100%
Mr. Lo Wai On	4/4	100%
Mr. Lau Siu Ki	3/4	75%
Mr. Zhang Jian	4/4	100%

The schedule of board meetings for a year is planned in the preceding year. At least 14 days notice of all board meetings is given to all Directors and they can include matters for discussion in the agenda if the need arises. The Company Secretary assists the Chairman in preparing the agenda for meetings and ensures that all relevant rules and regulations are followed. The agenda and the accompanying board papers are sent to all Directors at least 3 days before the date of every board meeting so that the Directors have the time to review the documents.

Every Board member is entitled to have access to board papers and related materials and has unrestricted access to the advice and services of the Company Secretary, and has the liberty to seek external professional advice if so required. The Company Secretary continuously updates all Directors on the latest development of the Listing Rules and other applicable regulatory requirements to ensure compliance and upkeep of good corporate governance practice.

The Board is responsible for formulating overall strategy, monitoring and controlling the performance of the Group. In addition to its overall supervisory role, the Board also retains specific responsibilities such as approving specific senior appointments, approving financial accounts, recommending dividend payments, approving policies relating to the Board's compliance, etc whilst managing the Group's business is the responsibility of the management of the Group (the "Management").

When the Board delegates aspects of its management and administration functions to the Management, it has given clear directions, to the powers of the Management, in particular, with respect to the circumstances where the Management shall report back and obtain prior approval from the Board before making decisions or entering into any commitments on behalf of the Company.

CORPORATE GOVERNANCE REPORT

Chairman and Chief Executive Officer

The Chairman of the Company is Ms. Chong Sok Un. The roles of the Chairman and the Chief Executive Officer are segregated and assumed by separate individuals who have no relationship with each other, except as fellow Directors, to strike a balance of power and authority so that the job responsibilities are not concentrated on any one individual. The Chairman of the Board is responsible for the leadership and effective running of the Board, while the function of the Chief Executive Officer is performed by the two Executive Directors, namely Dato' Wong Peng Chong who is in charge of day-to-day business operations of the Group and Mr. Kong Muk Yin who is in charge of finance and accounts aspect of the Group. The functions and responsibilities between the Chairman and the two Executive Directors performing the function of Chief Executive Officer are clearly segregated.

Appointment and Re-election of Directors

The Independent Non-executive Directors have been appointed for a specific term, subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provision of the bye-laws of the Company (the "Bye-laws").

The provision A.4.2 of the Code on CGP requires all Directors, including those appointed for a specific term, to be subject to retirement by rotation at least once every three years. The Company has fully complied with code provision A.4.2 of the Code on CGP.

BOARD COMMITTEES

The Board establishes committees to assist it in carrying out its responsibilities. The Board has appointed 4 Board committees, viz, the Executive Committee, Investment Committee, Remuneration Committee and Audit Committee to oversee particular aspects of the Group's affairs. Each of the committees has defined terms of reference setting out its duties, powers and function. The committees report regularly to the Board and, where appropriate, make recommendations on matters discussed.

Executive Committee

The Executive Committee was established on 23 May 1998 with terms of reference. The Committee is composed of the Chairman and two Executive Directors of the Board. The Executive Committee is responsible for approving and monitoring the daily operations of the Group. The Executive Committee held 4 meetings during the year.

Investment Committee

The Investment Committee was established on 2 February 2000 with terms of reference. The Committee is composed of the Chairman and two Executive Directors of the Board. The Investment Committee is responsible for approving and monitoring the Group's investment related activities. The investment committee met 3 times during the year.

CORPORATE GOVERNANCE REPORT

Remuneration Committee

The Remuneration Committee was established on 15 April 2005 with terms of reference. The Committee comprises three Independent Non-executive Directors and two Executive Directors.

The meeting of the Remuneration Committee shall be held at least once a year. 2 meetings were held in 2007. The attendance of each member is set out as follows:

Name of member	Number of meetings attended in 2006	Attendance rate
Mr. Lau Siu Ki *(Chairman)*	2/2	100%
Mr. Lo Wai On	2/2	100%
Mr. Zhang Jian	2/2	100%
Dato' Wong Peng Chong	2/2	100%
Mr. Kong Muk Yin	2/2	100%

The remuneration policy of the Group is to ensure all its employees are remunerated in line with market terms and individual performance.

At the meetings held during the year, the overall pay trend in Hong Kong of 2007 was reviewed and noted.

The major roles and functions of the Remuneration Committee are as follows:

1. To review annually and recommend to the Board the overall remuneration policy for the Directors and senior management.

2. To review annually the performance of the Executive Directors and senior management and recommend to the Board specific adjustments in remuneration and/or reward payments.

3. To ensure that the level of remuneration for Independent Non-executive Directors are linked to their level of responsibilities undertaken and contribution to the effective functioning of the Board.

4. To ensure that no Director is involved in deciding his own remuneration.

CORPORATE GOVERNANCE REPORT

Nomination of Directors

The Company does not have a Nomination Committee. The Board as a whole is responsible for the procedure of agreeing to the appointment of its members and for nominating appropriate person for election by shareholders at the annual general meeting, either to fill a casual vacancy or as an addition to the existing Directors.

According to the Bye-Laws, notice in writing of the intention to propose a person for election as a Director and notice in writing by that person of his willingness to be elected shall have been lodged at the Head Office or at the Registration Office of the Company at least seven days before the date of the general meeting, or else no person, other than a retiring Director, shall, unless recommended by the Board for election, be eligible for election to the office of Director at any general meeting.

The period for lodgment of the notices referred to above will commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and end no later than 7 days prior to the date of such general meeting.

The detailed information on election of Directors including detailed biography of all Directors standing for election or re-election to ensure shareholders to make an informed decision on their election has been set out in the circular regarding, inter alia, the share repurchase mandate and notice of annual general meeting (the "Share Repurchase Circular").

Audit Committee

The Audit Committee of the Company comprises three Independent Non-executive Directors.

The Audit Committee shall meet at least twice a year. 4 meetings were held during the year. The minutes of the Audit Committee meetings were tabled to the Board for noting and for action by the Board where appropriate, the attendance of each member is set out as follows:

Name of member	Number of meetings attended in 2007	Attendance rate
Mr. Lo Wai On *(Chairman)*	4/4	100%
Mr. Lau Siu Ki	4/4	100%
Mr. Zhang Jian	4/4	100%

CORPORATE GOVERNANCE REPORT

During the meetings held in 2007, the Audit Committee had performed the following work:

(i) reviewed the financial reports for the year ended 31 December 2006 and for the six months ended 30 June 2007;

(ii) reviewed the effectiveness of internal control system;

(iii) reviewed the external auditor's statutory audit plan and engagement letter;

(iv) reviewed the management letter from the external auditor in relation to the audit of the Group for the year ended 31 December 2006; and

(v) reviewed and recommended for approval by the Board the 2007 audit scope and fees.

The major roles and functions of the Audit Committee are as follows:

1. To consider the appointment of the external auditor, the audit fees, and any questions of resignation or dismissal of the external auditor of the Group.

2. To discuss with the external auditor the nature and scope of the audit.

3. To review the interim and annual financial statements before submission to the Board.

4. To discuss problems and reservations arising from the interim review and final audit, and any matters the auditor may wish to discuss.

5. To review the external auditor's management letters and management's response.

6. To review the Company's systems of financial controls, internal controls and risk management to ensure that they are appropriate and functioning properly.

7. To consider any findings of major investigations of internal control matters and management's response.

CORPORATE GOVERNANCE REPORT

AUDITOR'S REMUNERATION

During the year under review, the remuneration paid or payable to the Company's auditor, Messrs Deloitte Touche Tohmatsu, is set out as follows:

Services rendered	Fees paid/payable HK$
Audit services	1,402,000
Non-audit services	338,000
	1,740,000

INTERNAL CONTROL

The Board and senior management are responsible for establishing, maintaining and operating an effective system of internal control. The internal control system of the Company comprises a well-established organizational structure and comprehensive polices and standards. The Board has clearly defined the authorities and key responsibilities of each business and operational unit to ensure adequate checks and balances.

The Board is of the view that the system of internal controls in place for the year under review and up to the date of issuance of the annual report and financial statements is sound and is sufficient to safeguard the interests of shareholders, employees, and the Group's assets.

The Management assists the Board in the implementation of the Board's policies and procedures on risk and control by identifying and assessing the risks faced, and involving in the design, operation and monitoring of suitable internal controls to mitigate and control these risks.

The key processes that have been established in reviewing the adequacy and integrity of the system of internal controls include the following:

a) The Executive Committee was established to ensure the effectiveness of the Group's daily operations and that the Group's operations are in accordance with the corporate objectives, strategies and the annual budget as well as the policies and business directions that have been approved.

b) The Audit Committee of the Company reviews internal control issues identified by external auditor, regulatory authorities and management, and evaluates the adequacy and effectiveness of the Group's risk management and internal control systems.

c) The Investment Committee was established to monitor the Group's investment related activities and respective operating and financial policies.

CORPORATE GOVERNANCE REPORT

d) The Remuneration Committee was established to ensure all the Directors and the senior management of the Group are remunerated in line with market terms and individual performance.

e) The corporate reporting functions are delegated to the accounting department in terms of proper and regular reviews on the deployment of resources and financial reporting systems. The corporate governance practices and compliance with the Listing Rules, Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and other applicable regulations are delegated to the company secretarial department. The Management reviews the system of internal controls and briefs the reporting systems with the Executive Directors regularly and the Audit Committee annually.

f) Every newly appointed Director was provided with a comprehensive handout detailing the responsibilities and duties of being a director of the Company. In particular highlighting the respective applicable rules and regulation, including the Listing Rules, which a director should aware and be informed on the first occasion of his appointment with the Company.

g) The Company has adopted the code of conduct regarding directors' securities transactions as set out in the Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 of the Listing Rules (the "Model Code"). A copy of the Model Code was sent to each Director and the relevant employees of the Group who are required to be provided under the Model Code. Enquiries have been made with Directors and all the Directors have confirmed that they have complied with the required standards set out in the Model Code throughout the year.

ACCOUNTABILITY AND AUDIT

The Directors are responsible for overseeing the preparation of accounts of each financial period, which give a true and fair view of the state of affairs of the Group and of the results and cash flow for that period. In preparing the accounts for the year ended 31 December 2007, the Directors have selected suitable accounting policies and have applied them consistently, adopted appropriate Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards which are pertinent to its operations and relevant to the financial statements, made judgments and estimates that are prudent and reasonable, and have prepared the accounts on the going concern basis.

CORPORATE GOVERNANCE REPORT

COMMUNICATION WITH SHAREHOLDERS

The Company establishes and maintains different communication channels with its shareholders through the publication of annual and interim reports and press announcement. Such information is also available on the Company's website.

The annual general meeting provides a useful forum for shareholders to exchange views with the Board. At the Company's 2007 Annual General Meeting, Chairman of the Board as well as Chairman of the Audit Committee and Remuneration Committee were present to answer shareholders' questions.

Details of the poll voting procedures and the rights of shareholders to demand a poll were included in the Share Repurchase Circular to shareholders dispatched together with the annual report. The said circular also included relevant details of proposed resolutions, including biography of each candidate standing for re-election.

At the Company's 2007 Annual General Meeting, all the resolutions were dealt with on a show of hands. All resolutions were passed.

On behalf of the Board

Chong Sok Un
Chairman

Hong Kong, 8 April, 2008

INDEPENDENT AUDITOR'S REPORT

Deloitte.
德勤

德勤 • 關黃陳方會計師行
香港金鐘道88號
太古廣場一座35樓

Deloitte Touche Tohmatsu
35/F One Pacific Place
88 Queensway
Hong Kong

TO THE MEMBERS OF COL CAPITAL LIMITED
(incorporated in Bermuda with limited liability)

We have audited the consolidated financial statements of COL Capital Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 26 to 87, which comprise the consolidated balance sheet as at 31 December 2007, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with Section 90 of the Bermuda Companies Act, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Group as at 31 December 2007 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
8 April 2008

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2007

	NOTES	2007 HK$'000	2006 HK$'000
Revenue (excluding securities trading)		**55,315**	30,589
Gross proceeds from sale of investments held for trading		**2,234,125**	1,132,153
Total		**2,289,440**	1,162,742
Continuing operations:			
Revenue (excluding securities trading)	6	**55,315**	30,589
Net gain on investments	8	**1,560,870**	801,269
Other income	9	**24,943**	22,297
Administrative and other expenses		**(78,680)**	(63,489)
Finance costs	10	**(35,801)**	(10,895)
Share of losses of associates		**(4,094)**	–
Gain on disposal of an associate		–	1,740
Fair value changes on investment properties		**37,351**	6,856
Revaluation surplus on buildings		**144**	387
Profit before taxation		**1,560,048**	788,754
Taxation	12	**(175,873)**	(11,432)
Profit from continuing operations		**1,384,175**	777,322
Discontinued operation:			
Loss for the year from discontinued operation	13	**(1,528)**	(4,805)
Profit for the year	14	**1,382,647**	772,517
Attributable to:			
Equity holders of the Company		**1,378,824**	772,468
Minority interests		**3,823**	49
		1,382,647	772,517
Dividends recognised as distribution	15	**13,846**	14,280
Earnings per share	16		
From continuing and discontinued operations			
– Basic		**HK$4.95**	HK$2.67
From continuing operations			
– Basic		**HK$4.96**	HK$2.69

CONSOLIDATED BALANCE SHEET

At 31 December 2007

	NOTES	2007 HK$'000	2006 HK$'000
Non-current assets			
Investment properties	17	**110,925**	81,589
Property, plant and equipment	18	**3,796**	4,712
Prepaid lease payments	19	**1,001**	2,424
Interests in associates	20	**368,297**	–
Available-for-sale investments	21	**849,923**	557,375
Loan notes	22	**–**	50,476
Convertible bonds	23	**–**	6,626
		1,333,942	703,202
Current assets			
Available-for-sale investments	21	**9,801**	–
Loan notes	22	**52,401**	–
Inventories held for sale-finished goods		**–**	1,471
Investments held for trading	24	**3,617,216**	1,690,510
Debtors, deposits and prepayments	25	**41,284**	33,708
Loan receivables	26	**174,015**	123,598
Tax recoverable		**4,050**	3,543
Pledged bank deposits	27	**10,718**	–
Bank balances and cash	27	**67,824**	58,007
		3,977,309	1,910,837
Assets classified as held for sale	28	**–**	134,419
		3,977,309	2,045,256
Current liabilities			
Creditors and accrued charges	29	**97,995**	55,480
Customers' deposits and receipts in advance		**14,192**	31,283
Other borrowings	30	**918,838**	170,100
Derivative financial instruments	31	**4,874**	–
Taxation payable		**171,033**	15,657
		1,206,932	272,520
Liabilities associated with assets classified as held for sale	28	**–**	60,044
		1,206,932	332,564
Net current assets		**2,770,377**	1,712,692
		4,104,319	2,415,894

CONSOLIDATED BALANCE SHEET

At 31 December 2007

	NOTES	**2007 HK$'000**	2006 HK$'000
Capital and reserves			
Share capital	32	**2,762**	2,829
Reserves		**4,097,685**	2,396,218
Equity attributable to equity holders of the Company		**4,100,447**	2,399,047
Minority interests		**3,872**	16,847
		4,104,319	2,415,894

The financial statements on pages 26 to 87 were approved and authorised for issue by the Board of Directors on 8 April 2008 and are signed on its behalf by:

Ms. Chong Sok Un	**Dato' Wong Peng Chong**
DIRECTOR	*DIRECTOR*

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2007

	Attributable to equity holders of the Company									
	Share capital HK$'000	Share premium HK$'000	Building revaluation reserve HK$'000 (Note)	Investment revaluation reserve HK$'000	Capital redemption reserve HK$'000	Translation reserve HK$'000	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
At 1 January 2006	2,975	671,293	1,064	30,504	1,965	470	576,661	1,284,932	16,798	1,301,730
Fair value changes on available-for-sale investments	–	–	–	427,864	–	–	–	427,864	–	427,864
Surplus on revaluation of buildings	–	–	210	–	–	–	–	210	–	210
Exchange differences arising from translation of foreign operations	–	–	–	–	–	499	–	499	–	499
Net income recognised directly in equity	–	–	210	427,864	–	499	–	428,573	–	428,573
Transfer to profit or loss on disposal of available-for-sale investments	–	–	–	(26,268)	–	–	–	(26,268)	–	(26,268)
Profit for the year	–	–	–	–	–	–	772,468	772,468	49	772,517
Total recognised income for the year	–	–	210	401,596	–	499	772,468	1,174,773	49	1,174,822
Dividends paid	–	–	–	–	–	–	(14,280)	(14,280)	–	(14,280)
Repurchase of shares	(146)	(46,232)	–	–	146	–	(146)	(46,378)	–	(46,378)
At 31 December 2006	2,829	625,061	1,274	432,100	2,111	969	1,334,703	2,399,047	16,847	2,415,894
Fair value changes on available-for-sale investments	–	–	–	288,183	–	–	–	288,183	–	288,183
Surplus on transfer from prepaid lease payments to investment properties at fair value	–	–	3,242	–	–	–	–	3,242	–	3,242
Surplus on revaluation of buildings	–	–	520	–	–	–	–	520	–	520
Share of changes in equity of associates	–	–	–	–	–	5,944	–	5,944	–	5,944
Exchange differences arising from translation of foreign operations	–	–	–	–	–	2,123	–	2,123	–	2,123
Net income recognised directly in equity	–	–	3,762	288,183	–	8,067	–	300,012	–	300,012
Transfer from profit or loss on disposal of available-for-sale investments	–	–	–	596	–	–	–	596	–	596
Profit for the year	–	–	–	–	–	–	1,378,824	1,378,824	3,823	1,382,647
Total recognised income for the year	–	–	3,762	288,779	–	8,067	1,378,824	1,679,432	3,823	1,683,255
Disposal of a subsidiary	–	–	–	–	–	–	–	–	(16,798)	(16,798)
Reversed previously recognised changes in fair value of investments held for trading	–	–	–	–	–	–	68,265	68,265	–	68,265
Changes in equity of SAC (as defined in note 20) on previous held interest	–	–	–	–	–	–	(74)	(74)	–	(74)
Dividends paid	–	–	–	–	–	–	(13,846)	(13,846)	–	(13,846)
Repurchase of shares (note 32)	(67)	(32,310)	–	–	67	–	(67)	(32,377)	–	(32,377)
At 31 December 2007	2,762	592,751	5,036	720,879	2,178	9,036	2,767,805	4,100,447	3,872	4,104,319

Note: At 31 December 2007, the balance of building revaluation reserve included surplus of HK$3,242,000, arising from revaluation of prepaid lease payments on transfer of buildings and prepaid lease payments to investment properties carried at fair value.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2007

	2007 HK$'000	2006 HK$'000
OPERATING ACTIVITIES		
Profit before taxation	**1,558,547**	784,044
Adjustments for:		
Interest income	**(10,060)**	(11,013)
Depreciation of property, plant and equipment	**284**	389
Loss on disposal of property, plant and equipment	**293**	–
(Reversal of) write-down of inventories	**(571)**	1,070
Interest expense	**35,801**	10,897
Amortisation of prepaid lease payments	**25**	59
Gain on disposal of an associate	**–**	(1,740)
Net loss (gain) on disposal of available-for-sale investments	**596**	(26,268)
Change in fair value of investments held for trading	**(1,259,479)**	(439,498)
Discount on early redemption of loan notes	**–**	3,962
Fair value changes on investment properties	**(37,351)**	(6,856)
Revaluation surplus on buildings	**(144)**	(387)
Share of losses of associates	**4,094**	–
Change in fair value of derivative financial instruments	**4,874**	–
Operating cash flow before movements in working capital	**296,909**	314,659
Decrease (increase) in inventories held for sale	**2,042**	(1,046)
Increase in investments held for trading	**(691,999)**	(364,548)
Increase in debtors, deposits and prepayments	**(7,576)**	(21,822)
Increase in loan receivables	**(50,417)**	(49,169)
Increase in creditors and accrued charges	**42,515**	38,920
(Decrease) increase in customers' deposits and receipts in advance	**(17,091)**	58,597
Cash used in operating activities	**(425,617)**	(24,409)
Interest paid	**(35,801)**	(10,897)
Tax paid	**(21,031)**	(3,718)
NET CASH USED IN OPERATING ACTIVITIES	**(482,449)**	(39,024)

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2007

	NOTE	2007 HK$'000	2006 HK$'000
INVESTING ACTIVITIES			
Disposal of a subsidiary	38	**71,330**	–
Interest received		**8,135**	3,877
Proceeds from redemption of convertible bonds		**6,626**	–
Proceeds from disposal of available-for-sale investments		**1,434**	42,122
Acquisition of associates		**(273,484)**	–
Purchases of available-for-sale investments		**(15,600)**	–
(Increase) decrease in pledged bank deposits		**(10,718)**	10,526
Purchases of property, plant and equipment		**(95)**	(101)
Net proceeds from redemption of loan notes		**–**	39,503
Proceeds on disposal of an associate		**–**	1,740
Purchase of investment property		**–**	(19,114)
Purchases of convertible bonds		**–**	(6,626)
NET CASH (USED IN) FROM INVESTING ACTIVITIES		**(212,372)**	71,927
FINANCING ACTIVITIES			
New borrowings raised		**4,447,322**	1,451,630
Repayments of borrowings		**(3,698,584)**	(1,382,516)
Repurchase of shares		**(32,377)**	(46,378)
Dividends paid		**(13,846)**	(14,280)
NET CASH FROM FINANCING ACTIVITIES		**702,515**	8,456
NET INCREASE IN CASH AND CASH EQUIVALENTS		**7,694**	41,359
EFFECT OF CHANGES IN FOREIGN EXCHANGE RATES		**2,123**	(171)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		**58,007**	16,819
CASH AND CASH EQUIVALENTS AT END OF THE YEAR, represented by bank balances and cash		**67,824**	58,007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

1. GENERAL

The Company is incorporated in Bermuda as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The addresses of the registered office and principal place of business of the Company are disclosed on page 2 of the annual report.

The consolidated financial statements are presented in Hong Kong dollars ("HKD"), which is the same as the functional currency of the Company.

The Company is an investment holding company. The activities of its principal subsidiaries are set out in note 39.

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRS")

In the current year, the Group has applied, for the first time, the following new standard, amendment and interpretations ("new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are effective for the Group's financial year beginning 1 January 2007.

HKAS 1 (Amendment)	Capital disclosures
HKFRS 7	Financial instruments: Disclosures
HK(IFRIC) – INT 7	Applying the restatement approach under HKAS 29 Financial reporting in hyperinflationary economies
HK(IFRIC) – INT 8	Scope of HKFRS 2
HK(IFRIC) – INT 9	Reassessment of embedded derivatives
HK(IFRIC) – INT 10	Interim financial reporting and impairment

The adoption of the new HKFRSs had no material effect on how the Group's results and financial position for the current or prior accounting periods have been prepared and presented. Accordingly, no prior year adjustment has been required.

The Group has applied the disclosure requirements under HKAS 1 (Amendment) and HKFRS 7 retrospectively. Certain information presented in prior year under the requirements of HKAS 32 has been removed and the relevant comparative information based on the requirements of HKAS 1 (Amendment) and HKFRS 7 has been presented for the first time in the current year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRS") *(continued)*

The Group has not early applied the following new and revised standards or interpretations that have been issued but are not yet effective.

HKAS 1 (Revised)	Presentation of financial statements[1]
HKAS 23 (Revised)	Borrowing costs[1]
HKAS 27 (Revised)	Consolidated and separate financial statements[2]
HKFRS 2 (Amendment)	Vesting conditions and cancellations[1]
HKFRS 3 (Revised)	Business combinations[2]
HKFRS 8	Operating segments[1]
HK(IFRIC) – INT 11	HKFRS 2: Group and treasury share transactions[3]
HK(IFRIC) – INT 12	Service concession arranagements[4]
HK(IFRIC) – INT 13	Customer loyalty programmes[5]
HK(IFRIC) – INT 14	HKAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction[4]

[1] Effective for accounting periods beginning on or after 1 January 2009.

[2] Effective for accounting periods beginning on or after 1 July 2009.

[3] Effective for accounting periods beginning on or after 1 March 2007.

[4] Effective for accounting periods beginning on or after 1 January 2008.

[5] Effective for accounting periods beginning on or after 1 July 2008.

The Directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the results and the financial position of the Group except for the adoption of HKFRS 3 (Revised) Business Combinations and HKAS 27 (Revised) Consolidation and Separate Financial Statements. HKFRS 3 (Revised) may affect the accounting for business combination for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009. HKAS 27 (Revised) will affect the accounting treatment on changes in a parent's ownership interest in a subsidiary that do not result in a loss of control, which will be accounted for as equity transactions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

3. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at fair values, as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with HKFRSs issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange and by the Hong Kong Companies Ordinance.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and securities trading and investment in the normal course of business, net of discounts and sales related taxes.

Trading of securities is recognised on trade date basis when the relevant contracts are executed.

Sales of goods are recognised when goods are delivered and title has passed.

Dividend income from investments is recognised when the Group's rights to receive payment have been established.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Investment properties

Investment properties are properties held to earn rentals and/or for capital appreciation.

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured at their fair value using the fair value model. Gains or losses arising from changes in the fair value of investment property are included in profit or loss for the period in which they arise.

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use or no future economic benefits are expected from its disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statement in the year in which the item is derecognised.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost or fair value less subsequent accumulated depreciation and accumulated impairment losses.

Construction in progress includes property, plant and equipment in the course of construction for production or for its own use purposes. Construction in progress is carried at cost less any recognised impairment loss. Construction in progress is classified to the appropriate category of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Buildings held for use in the production or supply of goods or services, or for administrative purposes, are stated in the balance sheet at their revalued amounts, being the fair value at the date of revaluation less any subsequent accumulated depreciation and any subsequent accumulated impairment losses. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the balance sheet date.

Any revaluation increase arising on the revaluation of buildings is credited to the building revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognised as expense, in which case the increase is credited to the consolidated income statement to the extent of the decrease previously charged. A decrease in carrying amount arising on revaluation of an asset is dealt with as an expense to the extent that it exceeds the balance, if any, on the building revaluation reserve relating to a previous revaluation of that asset. On the subsequent sale or retirement of a revalued property, the attributable revaluation surplus is transferred to retained profits.

Depreciation is provided to write off the cost or fair value of items of property, plant and equipment, other than construction in progress, over their estimated useful lives and after taking into account of their estimated residual value, using the straight-line method.

Where an item of property, plant and equipment together with the relevant prepaid lease payment, if any, is transferred to an investment property, any difference between the carrying amount and the fair value of that item at the date of transfer is recognised in building revaluation reserve. On the subsequent sale or retirement of the asset, the relevant revaluation reserve will be transferred directly to retained profits.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Interests in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the net assets of the associates, less any identified impairment losses. When the Group's share of losses of associates equals or exceeds its interest in that associates (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associates recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment.

Any excess of the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognised immediately in profit or loss.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

For acquisition of associates which involved successive share purchases for which the investment was previously accounted for at fair value with changes in fair value included in profit or loss, cumulative changes in the fair value of previously held ownership interests are reversed through profit or loss and retained profits respectively. The investee's profit or loss, changes in the investee's retained profits and other equity balances after each exchange transaction are included in the profit or loss, retained profits or the relevant reserves respectively to the extent that they relate to the previously held ownership interests.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of the assets' (disposal groups') previous carrying amount and fair value less costs to sell.

Prepaid lease payments

Prepaid lease payments of land under operating lease are charged to the consolidated income statement on a straight-line basis over the lease terms.

Financial instruments

Financial assets and financial liabilities are recognised on the consolidated balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

The Group's financial assets are classified into one of the three categories, including investments held for trading, loans and receivables and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Financial instruments *(continued)*

Financial assets (continued)

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period.

Income is recognised on an effective interest basis for debt instruments.

A financial asset is classified as held for trading if:

- it has been acquired principally for the purpose of selling in the near future;
- it is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or
- it is a derivative that is not designated and effective as a hedging instrument.

At each balance sheet date subsequent to initial recognition, investments held for trading are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise. The net gain or loss recognise in profit or loss excludes any dividend or interest earned in the financial assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables including loan notes, debt component of convertible bonds, debtors, loan receivables, pledged bank deposits and bank balances are carried at amortised cost using the effective interest method, less any identified impairment losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Financial instruments *(continued)*

Financial assets (continued)

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as loans and receivables, held-to-maturity instruments or financial assets at fair value through profit or loss. At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss.

Impairment of financial assets

Financial assets, other than investments held for trading, are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been impacted.

For an available-for-sale equity investment, a significant or prolonged decline in the fair value of that investment below its cost is considered to be objective evidence of impairment.

For all other financial assets, objective evidence of impairment could include:

- significant financial difficulty of the issuer or counterparty;
- default or delinquency in interest or principal payments; or
- it becoming probable that the borrower will enter bankruptcy or financial re-organisation.

For certain categories of financial assets, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group's past experience of collecting payments and observable changes in national or local economic conditions that correlate with default on receivables.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Financial instruments *(continued)*

Financial assets (continued)

Impairment of financial assets *(continued)*

For financial assets carried at amortised cost, an impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of debtors and loan receivables, where the carrying amount is reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognised in profit or loss. When debtors or loan receivables are considered uncollectible, they are written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

For financial assets measured at amortised cost, if, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognised, the previously recognised impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date of impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Impairment losses on available-for-sale equity investments will not be reversed in profit or loss in subsequent periods. Any increase in fair value subsequent to impairment loss is recognised directly in equity.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Financial instruments *(continued)*

Financial liabilities and equity (continued)

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Interest expense is recognised on an effective interest basis.

A financial liability is classified as held for trading if:

- it has been incurred principally for the purpose of repurchasing in the near future; or
- it is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or
- it is a derivative that is not designated and effective as a hedging instrument.

Other financial liabilities

Other financial liabilities including creditors and other borrowings are subsequently measured at amortised cost, using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Financial instruments *(continued)*

Derivative financial instruments

Derivatives are initially recognised at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognised in profit or loss immediately.

Embedded derivatives

Derivatives embedded in non-derivative host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at fair value with changes in fair value recognised in profit or loss.

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Impairment losses

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another standard, in which case the impairment loss is treated as a revaluation decrease under that standard.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another standard, in which case the reversal of the impairment loss is treated as a revaluation increase under that standard.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax base used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Borrowing costs

All borrowing costs are recognised as and included in finance costs in the consolidated income statement in the period in which they are incurred.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognised in the consolidated income statement on a straight-line basis over the term of the relevant lease.

The Group as lessee

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

Leasehold land and building

The land and building elements of a lease of land and building are considered separately for the purpose of lease classification, unless the lease payments cannot be allocated reliably between the land and building elements, in which case, the entire lease is generally treated as a finance lease and accounted for as property, plant and equipment. To the extent the allocation of the lease payments can be made reliably, leasehold interests in land are accounted for as operating leases.

Retirement benefits scheme

Payments to the Group's defined contribution scheme or Mandatory Provident Fund Scheme are charged as an expense when employees have rendered service entitling them to the contributions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in the respective functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange differences are also recognised directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

4. KEY SOURCES OF ESTIMATION UNCERTAINTY

The following are the key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Income taxes

As at 31 December 2007, no deferred tax asset has been recognised in the Group's consolidated balance sheet in relation to the estimated unused tax losses and deductible temporary differences of approximately HK$744 million (2006: HK$1,235 million) and HK$9.4 million (2006: HK$34 million) respectively. The realisability of the deferred tax asset mainly depends on whether sufficient future profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are more than expected, further recognition of deferred tax asset in relation to unutilised tax losses may arise, which would be recognised in the consolidated income statement for the period in which such a recognition takes place.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

5. FINANCIAL INSTRUMENTS

Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to shareholders through the optimisation of the debt and equity balance. The Directors of the Company considers share capital and retained earnings are the capital of the Group. The Group's overall strategy remains unchanged from prior years.

The Directors of the Company review the capital structure by considering the cost of capital and the risks associated with each class of capital. Based on recommendations of the Directors, the Group will balance its overall capital structure through the payment of dividends, new share issues and share buy-backs as well as the issue of new debt or the repayment of existing debt.

Categories of financial instruments

	2007 **HK$'000**	2006 HK$'000
Financial assets		
Investments held for trading	**3,617,216**	1,690,510
Loans and receivables (including cash and cash equivalents)	**345,722**	214,606
Available-for-sale financial assets	**859,724**	557,375
Financial liabilities		
Amortised cost	**952,574**	217,736
Financial liabilities held for trading	**4,874**	–

Financial risk management objectives and polices

The Group's major financial instruments include equity investments, loan notes, convertible bonds, loan receivables, debtors, creditors, other borrowings and bank balances. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

5. FINANCIAL INSTRUMENTS *(continued)*

Financial risk management objectives and polices *(continued)*

Market risk

Currency risk

Foreign exchange risk is the risk of loss due to adverse movement in foreign exchange rate relating to foreign currency denominated loan receivables, deposits and other borrowings with banks and financial institutions. The Group currently does not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

The carrying amounts of the Group's foreign currency denominated monetary assets and liabilities at the reporting date are as follows:

	Assets		Liabilities	
	2007	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
United States Dollars ("USD")	**130,921**	80,225	**11,014**	–
Renminbi ("RMB")	**107,221**	81,512	**–**	–

Sensitivity analysis

As HKD is pegged to USD, the Group does not expect any significant movements in the USD/HKD exchange rates.

The following table details the Group's sensitivity to a 5% increase and decrease in HKD against RMB and all other variables were held constant. 5% is the sensitivity rate used by management in the assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding RMB denominated monetary items and adjusts its translation at the year end for a 5% change in RMB rates. A positive number below indicates an increase in profit for the year where RMB strengthen 5% against HKD. For a 5% weakening of RMB against HKD there would be an equal and opposite impact on the profit for the year.

	2007	2006
	HK$'000	HK$'000
Increase in profit for the year	**5,361**	4,075

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

5. FINANCIAL INSTRUMENTS *(continued)*

Financial risk management objectives and polices *(continued)*

Market risk (continued)

Price risk

(i) Equity price risk

The Group is exposed to equity price risk through its available-for-sale investments and investments held for trading. The management manages the exposure by maintaining a portfolio of equity investments with different risk profiles.

Sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the reporting date.

If the prices of the respective equity instruments had been 5% higher/lower and all other variables were held constant, the Group:

- profit for the year ended 31 December 2007 increase/decrease by HK$180,861,000 (2006: increase/decrease by HK$84,526,000) as a result of the changes in fair value of held-for-trading investments; and

- investment revaluation reserve would increase/decrease by HK$41,088,000 (2006: increase/decrease by HK$26,805,000) for the Group as a result of the changes in fair value of available-for-sale investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

5. FINANCIAL INSTRUMENTS *(continued)*

Financial risk management objectives and polices *(continued)*

Market risk (continued)

Price risk (continued)

(ii) Foreign currencies risk on non-monetary items

The Group is engaged in securities trading and investments which are denominated in foreign currencies and is therefore exposed to foreign currency price risk. Approximately 15% of the Group's securities trading are denominated in currencies other than the functional currency of the group entity.

The carrying amounts of the Group's foreign currency denominated investments held for trading and available-for-sale investments at the reporting date are as follows:

	2007 **HK$'000**	2006 HK$'000
USD	**66,740**	20,737
Australian Dollars	**186,330**	482,620
Malaysian Ringgit	**97,483**	57,701
New Taiwan Dollars	**263,909**	115,607

Sensitivity analysis

The following table details the Group's sensitivity to a 5% increase and decrease in HKD against foreign currencies and all other variables were held constant. USD is not included in sensitivity analysis. As HKD is pegged to USD, the Group does not expect any significant movements in the USD/HKD exchange rate. 5% is the sensitivity rate used by management in the assessment of the reasonably possible change in foreign exchange rates. A positive number below indicates an increase in profit for the year where foreign currencies strengthen 5% against HKD. For a 5% weakening of foreign currencies against HKD there would be an equal and opposite impact on the profit for the year and the investment revaluation reserve.

	2007 **HK$'000**	2006 HK$'000
Increase in profit for the year	**14,191**	27,016
Increase in investment revaluation reserve for the year	**13,195**	5,780

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

5. FINANCIAL INSTRUMENTS *(continued)*

Financial risk management objectives and polices *(continued)*

Market risk (continued)

Interest rate risk

The Group's fair value interest rate risk relates primarily to fixed rate loan notes, fixed rate convertible bonds and fixed rate loan receivables. The Group's cash flow interest rate risk relates to its variable rate loan receivables and other borrowings.

The Group currently does not have an interest rate hedging policy. However, the management monitors interest rate exposure and will consider hedging significant interest rate exposure should the need arises.

The Group's exposures to interest rates on financial liabilities are detailed in the liquidity risk management section of this note. The Group's cash flow interest rate risk is mainly concentrated on the fluctuation of interest rate arising from the Group's variable-rate loan receivables and variable-rate other borrowings.

If the interest rate of loan receivables and other borrowings had been 100 basis point higher/lower, the Group's profit would decrease/increase by HK$9,168,000 (2006: HK$1,679,000). This is mainly attributable to the increase in loan receivables and other borrowings.

Credit risk

The Group's credit risk are primarily attributable to trade debtors, loan notes, convertible bonds, loan receivables and bank balances.

The Group's maximum exposure to credit risk which will cause a financial loss to the Group in the event of the counterparties' failure to perform their obligations as at 31 December 2007 in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the consolidated balance sheet.

The Group's bank balances are deposited with banks of high credit ratings in Hong Kong.

The Group has significant concentration of credit risk on loan notes, convertible bonds and loan receivables as the credit risk on loan rates, convertible bonds and loan receivables are mainly attributable from certain limited counterparties. Other than these, there is no significant concentration of credit risk in trade debtors as the exposure spread over a number of counter-parties and customers.

In order to minimise credit risk, management has delegated a team to be responsible for the determination of credit limits, credit approvals and other monitoring procedures. In addition, management reviews the recoverable amount of each individual debt, loan notes, convertible bonds, and loan receivables regularly to ensure that adequate impairment losses are recognised for irrecoverable debts. In this regard, management considers that the Group's credit risk is significant reduced.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

5. FINANCIAL INSTRUMENTS *(continued)*

Financial risk management objectives and polices *(continued)*

Liquidity risk

In the management of the liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group's operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilisation of borrowings and ensures compliance with loan covenants.

The following table details the Group's remaining contractual maturity for its non-derivative financial liabilities. For derivative financial instruments, the Group has approximately HK$81,689,000 contractual cash outflow in return with listed securities within 1 year.

For non-derivative financial liabilities, the table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows.

	Weighted average effective interest rate	Repayable on demand	Less than 1 month	1-3 months	3 months to 1 year	Total undiscounted cash flows	Carrying amount at year end
	%	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
As at 31 December 2007							
Non-derivative financial liabilities							
Creditors	**–**	**–**	**29,826**	**380**	**3,530**	**33,736**	**33,736**
Other borrowings	**prime rate**						
– variable rates	**plus spread**	**918,838**	**–**	**–**	**–**	**918,838**	**918,838**
		918,838	**29,826**	**380**	**3,530**	**952,574**	**952,574**
As at 31 December 2006							
Non-derivative financial liabilities							
Creditors	–	–	14,762	400	32,474	47,636	47,636
Other borrowings	prime rate						
– variable rates	plus spread	170,100	–	–	–	170,100	170,100
		170,100	14,762	400	32,474	217,736	217,736

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

5. FINANCIAL INSTRUMENTS *(continued)*

Fair value

The fair values of financial assets and financial liabilities are determined as follows:

- the fair values of financial assets with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market bid prices and the fair values of the unit trusts have been determined by reference to the published price quotations;
- the fair values of other financial assets and financial liabilities (excluding derivative financial instruments) are determined in accordance with generally accepted pricing models based on discounted cash flow analysis using the relevant prevailing market rates as input; and
- for the option derivative, the fair value is estimated using option pricing model (for example, the binomial model).

The Directors consider that the carrying amounts of financial assets and financial liabilities recorded in the consolidated financial statements approximate their fair value.

6. REVENUE (EXCLUDING SECURITIES TRADING)

	2007 **HK$'000**	2006 HK$'000
Dividend income from listed investments	**36,512**	17,717
Interest income from loan receivables	**14,023**	9,071
Rental income	**4,780**	3,801
	55,315	30,589

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

7. BUSINESS AND GEOGRAPHICAL INFORMATION

Business segments

For management purposes, the Group is currently organised into three operating divisions – securities trading and investments, financial services and property investment. These divisions are the basis on which the Group reports its primary segment information.

The Group was also involved in the business of mobile phone distribution which was discontinued on 31 March 2007 (see note 13).

Segment information about these businesses is presented below:

For the year ended 31 December 2007

	Continuing operations				Discontinued operation	
	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Total HK$'000	Mobile phone distribution HK$'000	Consolidated HK$'000
Gross proceeds from sale of investments held for trading	2,234,125	–	–	2,234,125	–	2,234,125
Revenue	36,512	14,023	4,780	55,315	7,681	62,996
Result						
Segment result	1,605,287	13,898	43,402	1,662,587	(2,087)	1,660,500
Share of losses of associates				(4,094)	–	(4,094)
Unallocated other income				11,359	586	11,945
Unallocated corporate expenses				(74,003)	–	(74,003)
Finance costs				(35,801)	–	(35,801)
Profit before taxation				1,560,048	(1,501)	1,558,547
Taxation				(175,873)	(27)	(175,900)
Profit for the year				1,384,175	(1,528)	1,382,647

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

7. BUSINESS AND GEOGRAPHICAL INFORMATION *(continued)*

Business segments *(continued)*

For the year ended 31 December 2007 *(continued)*

	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Consolidated HK$'000
Consolidated balance sheet				
Assets				
Segment assets	4,564,299	174,253	115,722	4,854,274
Interests in associates				368,297
Unallocated corporate assets				88,680
Consolidated total assets				5,311,251
Liabilities				
Segment liabilities	955,935	15,861	2,301	974,097
Unallocated corporate liabilities				232,835
Consolidated total liabilities				1,206,932

	Continuing operations				Discontinued operation		
	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Total HK$'000	Mobile phone distribution HK$'000	Unallocated HK$'000	Consolidated HK$'000
Other information							
Capital expenditure	–	–	–	–	–	95	95
Depreciation	–	–	139	139	18	127	284
Loss on disposal of property, plant and equipment	–	–	–	–	293	–	293
Reversal of write-down of inventories	–	–	–	–	(571)	–	(571)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

7. BUSINESS AND GEOGRAPHICAL INFORMATION *(continued)*

Business segments *(continued)*

For the year ended 31 December 2006

	Continuing operations				Discontinued operation	
	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Total HK$'000	Mobile phone distribution HK$'000	Consolidated HK$'000
Gross proceeds from sale of investments held for trading	1,132,153	–	–	1,132,153	–	1,132,153
Revenue	17,717	9,071	3,801	30,589	67,098	97,687
Result						
Segment result	835,379	8,832	9,081	853,292	(4,856)	848,436
Gain on disposal of an associate				1,740	–	1,740
Revaluation surplus on buildings				387	–	387
Unallocated other income				2,322	148	2,470
Unallocated corporate expenses				(58,092)	–	(58,092)
Finance costs				(10,895)	(2)	(10,897)
Profit before taxation				788,754	(4,710)	784,044
Taxation				(11,432)	(95)	(11,527)
Profit for the year				777,322	(4,805)	772,517

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

7. BUSINESS AND GEOGRAPHICAL INFORMATION *(continued)*

Business segments *(continued)*

For the year ended 31 December 2006 *(continued)*

	Continuing operations				Discontinued operation	
	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Total HK$'000	Mobile phone distribution HK$'000	Consolidated HK$'000
Consolidated balance sheet						
Assets						
Segment assets	2,332,833	127,585	88,529	2,548,947	10,232	2,559,179
Assets classified as held for sale	–	–	134,419	134,419	–	134,419
Unallocated corporate assets						54,860
Consolidated total assets						2,748,458
Liabilities						
Segment liabilities	215,280	2,658	11,138	229,076	5,083	234,159
Liabilities associated with assets classified as held for sale	–	–	60,044	60,044	–	60,044
Unallocated corporate liabilities						38,361
Consolidated total liabilities						332,564

	Continuing operations				Discontinued operation		
	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Total HK$'000	Mobile phone distribution HK$'000	Unallocated HK$'000	Consolidated HK$'000
Other information							
Capital expenditure	–	–	19,114	19,114	89	12	19,215
Depreciation	–	–	141	141	92	156	389
Write-down of inventories	–	–	–	–	1,070	–	1,070

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

7. BUSINESS AND GEOGRAPHICAL INFORMATION *(continued)*

Geographical segments

The Group's operations are located in Hong Kong and the People's Republic of China (the "PRC").

The Group's securities trading and investments and financial services are mainly carried out in Hong Kong. Rental income from property investment is derived from Hong Kong and the PRC.

The following table provides an analysis of the Group's revenue by geographical market:

	Revenue from continuing operations by geographical market	
	2007	2006
	HK$'000	HK$'000
Hong Kong	**52,754**	28,651
The PRC	**2,561**	1,938
	55,315	30,589

Revenue from the Group's discontinued distribution of mobile phone was derived principally from Hong Kong (2007: HK$7,681,000, 2006: HK$67,098,000).

The following is an analysis of the carrying amount of segment assets, and additions to investment properties and property, plant and equipment, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		**Additions to investment properties and property, plant and equipment**	
	At	At	**Year ended**	Year ended
	31.12.2007	31.12.2006	**31.12.2007**	31.12.2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
Hong Kong	**4,817,114**	2,490,594	**95**	19,215
The PRC	**37,160**	68,585	**–**	–
	4,854,274	2,559,179	**95**	19,215

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

8. NET GAIN ON INVESTMENTS

	2007 HK$'000	2006 HK$'000
Change in fair value of investments held for trading (Note a)	**1,579,182**	777,369
Change in fair value of derivative financial instruments (Note b)	**(17,716)**	1,594
Net (loss) gain on disposal of available-for-sale investments	**(596)**	26,268
Discount on early redemption of loan notes (Note c)	–	(3,962)
	1,560,870	801,269

Notes:

(a) Included in change in fair value of investments held for trading, approximately HK$319,703,000 (2006: HK$337,871,000) represented net realised gain on disposal of investments held for trading.

(b) Included in change in fair value of derivative financial instruments, approximately HK$12,842,000 (2006: gain of HK$1,594,000) represented net realised loss on derivatives.

(c) During the year ended 31 December 2006, Allied Group Limited, the issuer of the loan notes, early redeemed all of the loan notes at HK$43,465,000 with a discount on early redemption of HK$3,962,000 at the request of the Group. The net redemption proceed was HK$39,503,000.

9. OTHER INCOME

	Continuing operations		Discontinued operation		Consolidated	
	2007 HK$'000	2006 HK$'000	2007 HK$'000	2006 HK$'000	2007 HK$'000	2006 HK$'000
Interest income from:						
– Loan notes	**4,036**	9,287	–	–	**4,036**	9,287
– Bank deposits	**982**	1,264	**47**	148	**1,029**	1,412
– Others	**4,995**	314	–	–	**4,995**	314
	10,013	10,865	**47**	148	**10,060**	11,013
Net exchange gain	**9,538**	10,668	–	–	**9,538**	10,668
Others	**5,392**	764	**539**	–	**5,931**	764
	24,943	22,297	**586**	148	**25,529**	22,445

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

10. FINANCE COSTS

The amounts represent interest on other borrowings wholly repayable within five years.

11. DIRECTORS' EMOLUMENTS AND FIVE HIGHEST PAID INDIVIDUALS

Directors' emoluments

The Directors' emoluments are analysed as follows:

	For the year ended 31 December 2007				
	Directors' fees HK$'000	Salaries and other benefits HK$'000	Performance related incentive payments HK$'000 (Note)	Retirement benefits scheme contributions HK$'000	Total emoluments HK$'000
Executive Directors					
Ms. Chong Sok Un	-	455	55,000	12	55,467
Dato' Wong Peng Chong	-	1,300	600	12	1,912
Mr. Kong Muk Yin	-	1,040	480	12	1,532
Independent Non-executive Directors					
Mr. Lo Wai On	180	-	-	-	180
Mr. Lau Siu Ki	180	-	-	-	180
Mr. Zhang Jian	80	-	-	-	80
	440	2,795	56,080	36	59,351

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

11. DIRECTORS' EMOLUMENTS AND FIVE HIGHEST PAID INDIVIDUALS *(continued)*

Directors' emoluments *(continued)*

	For the year ended 31 December 2006				
	Directors' fees HK$'000	Salaries and other benefits HK$'000	Performance related incentive payments HK$'000 (Note)	Retirement benefits scheme contributions HK$'000	Total emoluments HK$'000
Executive Directors					
Ms. Chong Sok Un	–	455	42,000	12	42,467
Dato' Wong Peng Chong	–	1,300	200	12	1,512
Mr. Kong Muk Yin	–	920	160	12	1,092
Independent Non-executive Directors					
Mr. Lo Wai On	180	–	–	–	180
Mr. Lau Siu Ki	180	–	–	–	180
Mr. Yu Qi Hao	80	–	–	–	80
Mr. Zhang Jian	–	–	–	–	–
	440	2,675	42,360	36	45,511

Note: The performance related incentive payments are determined by reference to the individual performance of the Directors and approved by the Remuneration Committee.

During the year, no remuneration was paid by the Group to the Directors as an inducement to join or upon joining the Group or as compensation for loss of office. None of the Directors has waived any remuneration during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

11. DIRECTORS' EMOLUMENTS AND FIVE HIGHEST PAID INDIVIDUALS *(continued)*

Five highest paid individuals

During the year, the five highest paid individuals included three Directors (2006: three), details of their emoluments are set out above. The emoluments for the remaining two (2006: two) highest paid individuals of the Group are as follows:

	2007	2006
	HK$'000	HK$'000
Salaries and other benefits	**1,000**	1,325
Retirement benefits scheme contributions	**24**	24
	1,024	1,349

The emoluments are within the following bands:

	2007 Number of employees	2006 Number of employees
Nil to HK$1,000,000	**2**	2

12. TAXATION

	Continuing operations		**Discontinued operation**		**Consolidated**	
	2007	2006	**2007**	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Current tax:						
Profits Tax in Hong Kong	**172,005**	11,247	**27**	95	**172,032**	11,342
Enterprise income tax in the PRC	**3,868**	185	**–**	–	**3,868**	185
	175,873	11,432	**27**	95	**175,900**	11,527

Hong Kong Profits Tax is calculated at 17.5% (2006: 17.5%) of the estimated assessable profit for the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

12. TAXATION *(continued)*

Enterprise income tax in the PRC is calculated at 33.3% of estimated assessable profit for both years except for the subsidiary which is eligible for certain tax holidays and concessions on the PRC income tax.

On 16 March 2007, the PRC promulgated the Law of the People's Republic of China on Enterprise Income Tax (the "New Law") by Order No. 63 of the President of the People's Republic of China. On 6 December 2007, the State Council of the PRC issued Implementation Regulations of the New Law. The New Law and Implementation Regulations will change the tax rate from 33% to 25% for certain subsidiaries from 1 January 2008.

The tax charge for the year can be reconciled to the profit before taxation per the consolidated income statement as follows:

	2007	2006
	HK$'000	HK$'000
Profit (loss) before taxation		
– Continuing operations	**1,560,048**	788,754
– Discontinued operation	**(1,501)**	(4,710)
	1,558,547	784,044
Tax at the income tax rate of 17.5%	**272,746**	137,208
Tax effect of share of losses of associates	**716**	–
Tax effect of expenses that are not deductible	**12,885**	10,479
Tax effect of income that is not taxable	**(16,823)**	(82,438)
Utilisation of tax losses/deductible temporary differences previously not recognised	**(98,328)**	(54,539)
Tax effect of tax losses not recognised	**5,364**	989
Effect of different tax rates of subsidiaries operating in other jurisdictions	**119**	83
Others	**(779)**	(255)
Taxation	**175,900**	11,527

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

13. DISCONTINUED OPERATION

The Group ceased the business operation of mobile phone distribution in year 2007.

The results of the discontinued operation which represented the mobile phone distribution operation from 1 January 2007 to 31 March 2007, which have been included in the consolidated income statement, were as follows:

	Period ended 31.3.2007 HK$'000	Year ended 31.12.2006 HK$'000
Turnover	**7,681**	67,098
Cost of sales	**(7,501)**	(64,423)
Other income	**586**	148
Distribution expenses	**(1,050)**	(4,655)
Administrative and other expenses	**(1,217)**	(2,876)
Finance costs	**–**	(2)
Loss before taxation	**(1,501)**	(4,710)
Taxation	**(27)**	(95)
Loss for the period/year	**(1,528)**	(4,805)

During the period from 1 January 2007 to 31 March 2007, the business operation of mobile phone distribution paid HK$4,009,000 (1.1.2006 to 31.12.2006: HK$5,123,000) to the Group's net operating cash flows, received HK$47,000 (1.1.2006 to 31.12.2006: HK$23,000) in respect of investing activities and paid HK$11,397,000 (1.1.2006 to 31.12.2006: received HK$8,003,000) in respect of financing activities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

14. PROFIT FOR THE YEAR

	Continuing operations		Discontinued operation		Consolidated	
	2007	2006	**2007**	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Profit for the year has been arrived at after charging (crediting):						
Auditor's remuneration	**1,402**	1,020	–	–	**1,402**	1,020
Cost of inventories recognised as expenses	–	–	**7,855**	62,847	**7,855**	62,847
Amortisation of prepaid lease payments	**25**	59	–	–	**25**	59
Depreciation of property, plant and equipment	**266**	297	**18**	92	**284**	389
(Reversal of) write-down of inventories	–	–	**(571)**	1,070	**(571)**	1,070
Loss on disposal of property, plant and equipment	–	–	**293**	–	**293**	–
Staff costs, inclusive of directors' emoluments	**61,784**	48,948	**944**	3,612	**62,728**	52,560
Gross rental income from properties	**(4,780)**	(3,801)	–	–	**(4,780)**	(3,801)
Less: Direct operating expenses that generated rental income	**1,423**	1,535	–	–	**1,423**	1,535
Direct operating expenses that did not generate rental income	**22**	41	–	–	**22**	41
Net rental income	**(3,335)**	(2,225)	–	–	**(3,335)**	(2,225)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

15. DIVIDENDS

	2007 HK$'000	2006 HK$'000
Dividends recognised as distribution during the year:		
Interim dividend, paid – HK$0.01 per share (2006: HK$0.01)	**2,762**	2,855
2006 Final dividend paid – HK$0.04 per share	**11,084**	–
2005 Final dividend paid – HK$0.04 per share	**–**	11,425
	13,846	14,280

The final dividend of HK$0.04 per share for the year ended 31 December 2007 has been proposed by the Directors and is subject to approval by the shareholders in the annual general meeting.

16. EARNINGS PER SHARE

From continuing and discontinued operations

The calculation of basic earnings per share attributable to the ordinary equity holders of the Company is based on the following data:

	2007 HK$'000	2006 HK$'000
Earnings for the purpose of basic earnings per share (Profit for the year attributable to equity holders of the Company)	**1,378,824**	772,468
	Number of shares	Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	**278,496,620**	289,070,361

No diluted earnings per share have been presented as there were no potential ordinary shares issued in both years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

16. EARNINGS PER SHARE *(continued)*

From continuing operations

The calculation of the basic earnings per share from continuing operations attributable to the ordinary equity holders of the Company is based on the following data:

	2007	2006
	HK$'000	HK$'000
Earnings for the year attributable to equity holders of the Company	**1,378,824**	772,468
Add: Loss for the period from discontinued operation	**1,528**	4,805
Earnings for the purposes of basic earnings per share from continuing operations	**1,380,352**	777,273

The denominators used are the same as those detailed above for basic earnings per share.

From discontinued operation

Basic loss per share for the discontinued operation is HK$0.005 per share (2006: HK$0.017 per share). The calculation of the basic loss per share was based on the loss for the period from the discontinued operation of HK$1,528,000 (2006: loss for the year of HK$4,805,000) attributable to the ordinary equity holders of the Company and the denominators detailed above for basic earnings per share.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

17. INVESTMENT PROPERTIES

	HK$'000
FAIR VALUE	
At 1 January 2006	136,526
Exchange adjustments	321
Addition	19,114
Investment property classified as held for sale (note 28)	(80,953)
Transfer from building	780
Transfer to building	(1,055)
Gain on fair value change for the year	6,856
At 31 December 2006	81,589
Transfer from prepaid lease payments	4,640
Transfer from building	1,098
Gain on fair value change for the year	23,598
At 31 December 2007	**110,925**

The Group's investment properties are analysed as follows:

	2007 **HK$'000**	2006 HK$'000
Properties held under medium term leases:		
– in Hong Kong	**73,765**	53,559
– in the PRC	**33,350**	24,950
Properties situated in the PRC held under long leases	**3,810**	3,080
	110,925	81,589

The fair value of the Group's investment properties at 31 December 2007 have been arrived at on the basis of a valuation carried out on that date by DTZ Debenham Tie Leung Limited, independent qualified professional valuers not connected with the Group. DTZ Debenham Tie Leung Limited is a member of the institute of valuers and has appropriate qualifications and recent experiences in the valuation of similar properties in the relevant locations. The valuation, which conforms to International Valuation Standards, was arrived at by reference to market evidence of transaction prices for similar properties.

All of the Group's property interests held under operating leases to earn rentals or for capital appreciation purposes are measured using the fair value model and are classified and accounted for as investment properties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

18. PROPERTY, PLANT AND EQUIPMENT

	Construction in progress HK$'000	Buildings in Hong Kong under medium-term lease HK$'000	Computer and electronic equipment HK$'000	Furniture and fixtures HK$'000	Motor vehicles HK$'000	Total HK$'000
COST OR VALUATION						
At 1 January 2006	47,697	3,320	2,185	3,109	501	56,812
Exchange adjustment	349	–	–	–	–	349
Additions	–	–	100	1	–	101
Revaluation increase	–	510	–	–	–	510
Transfer from investment properties	–	1,055	–	–	–	1,055
Transfer to investment properties	–	(780)	–	–	–	(780)
Assets as held for sale (note 28)	(48,046)	–	–	–	–	(48,046)
At 1 January 2007	–	4,105	2,285	3,110	501	10,001
Additions	–	–	35	60	–	95
Disposals	–	–	(1,571)	(1,491)	–	(3,062)
Revaluation increase	–	579	–	–	–	579
Transfer to investment properties	–	(1,098)	–	–	–	(1,098)
At 31 December 2007	**–**	**3,586**	**749**	**1,679**	**501**	**6,515**
Comprising:						
At cost	–	–	749	1,679	501	2,929
At valuation – 2007	–	3,586	–	–	–	3,586
	–	3,586	749	1,679	501	6,515
DEPRECIATION						
At 1 January 2006	–	–	1,945	2,541	501	4,987
Provided for the year	–	87	139	163	–	389
Eliminated on revaluation	–	(87)	–	–	–	(87)
At 1 January 2007	–	–	2,084	2,704	501	5,289
Provided for the year	–	85	67	132	–	284
Eliminated on disposals	–	–	(1,455)	(1,314)	–	(2,769)
Eliminated on revaluation	–	(85)	–	–	–	(85)
At 31 December 2007	**–**	**–**	**696**	**1,522**	**501**	**2,719**
CARRYING VALUES						
At 31 December 2007	**–**	**3,586**	**53**	**157**	**–**	**3,796**
At 31 December 2006	–	4,105	201	406	–	4,712

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

18. PROPERTY, PLANT AND EQUIPMENT *(continued)*

The above items of property, plant and equipment are depreciated on a straight-line basis at the following rates per annum:

Buildings	Over the shorter of the lease terms or 30-50 years
Computer and electronic equipment	20%
Furniture and fixtures	20%
Motor vehicles	20% – 50%

The buildings of the Group were valued on 31 December 2007 by DTZ Debenham Tie Leung Limited, a firm of independent professional property valuers, on a market value basis. DTZ Debenham Tie Leung Limited is not connected with the Group. The revaluation surplus on buildings of HK$664,000 (2006: HK$597,000) has been credited to the consolidated income statement and to the building revaluation reserve of HK$144,000 (2006: HK$387,000) and HK$520,000 (2006: HK$210,000) respectively.

If the buildings had not been revalued, they would have been included in these consolidated financial statements at historical cost less accumulated depreciation of HK$1,360,000 (2006: HK$2,156,000).

19. PREPAID LEASE PAYMENTS

The Group's prepaid lease payments represent leasehold land in Hong Kong held under medium term leases.

The leasehold land is amortised on a straight-line basis over the remaining term of the leases.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

20. INTERESTS IN ASSOCIATES

	2007 HK$'000	2006 HK$'000
Cost of investments in associates		
Listed in Hong Kong	184,640	–
Unlisted	181,807	–
Share of post-acquisition losses and reserves, net of dividends received	1,850	–
	368,297	–
Fair value of listed investments	534,218	–

As at 31 December 2007, the Group had interests in the following associates:

Name of entities	Form of business structure	Place/ Country of incorporation/ registration	Principal place of operation	Class of share held	Number of shares held by the Group	Proportion of nominal value of issued capital/ registered capital held by the Group %	Proportion of voting power held %	Principal activity
Shanghai Allied Cement Limited ("SAC")	Incorporated	Bermuda	The PRC	Ordinary	197,858,680	27.1	27.1	Investment holding
Printronics Electronics Limited ("Printronics")	Incorporated	Hong Kong	The PRC	Ordinary	2	40	40	Investment holding

During the year, the Group acquired an additional 17% equity interest in SAC ("Acquisition") at a consideration of approximately HK$87,763,000 and acquired 40% equity interest in Printronics at a consideration of approximately HK$181,807,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

20. INTERESTS IN ASSOCIATES *(continued)*

Before the Acquisition, the Group had 9.99% equity interest in SAC and the investment was accounted for as investments held for trading. Following the completion of the Acquisition on 29 June 2007, the Group has a 26.99% beneficially interest in SAC and is able to exercise significant influence on SAC. Accordingly, SAC has become an associate of the Group. On 29 June 2007, the cumulative fair value changes of the Group's 9.99% equity interest in SAC was accounted for as explained in note 3.

On 20 September 2007, the Group further acquired 0.14% equity interest in SAC in open market at a consideration of approximately HK$3,914,000. At the balance sheet date, the total number of SAC shares held by the Group was 197,858,680.

Included in the cost of interests in associates is goodwill of HK$228,509,000 arising on acquisitions of associates during the year.

The summarised financial information in respect of the Group's associates is set out below:

	2007 HK$'000	2006 HK$'000
Total assets	1,284,974	–
Total liabilities	(838,021)	–
Net assets	446,953	–
Group's share of net assets of associates	140,538	–
Revenue	434,300	–
Losses since acquisition dates of relevant associates	(16,569)	–
Group's share of losses of associates for the year	(4,094)	–

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

21. AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments comprise:

	2007 HK$'000	2006 HK$'000
Listed investments:		
– Equity securities listed in Hong Kong	**557,853**	420,503
– Equity securities listed elsewhere (Note)	**263,909**	115,607
	821,762	536,110
Unlisted investments:		
– Unit trusts	**37,284**	20,737
– Club debentures	**678**	528
	37,962	21,265
Total	**859,724**	557,375
Analysed for reporting purposes as:		
Current assets	**9,801**	–
Non-current assets	**849,923**	557,375
	859,724	557,375

Note: The currency of the equity securities listed elsewhere is mainly denominated in New Taiwan Dollars.

22. LOAN NOTES

The loan notes were issued by Sun Hung Kai & Co. Limited ("SHK"). The loan notes bear interest at 4% per annum (effective interest rate: 7.9%) with maturity date on 7 March 2008 and are redeemable by SHK if specifically agreed by both parties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

23. CONVERTIBLE BONDS

	2007 HK$'000	2006 HK$'000
Unlisted debt securities	–	6,626

During the year ended 31 December 2007, the bonds issuer redeemed all of its bonds.

24. INVESTMENTS HELD FOR TRADING

Investments held for trading include:

	2007 HK$'000	2006 HK$'000
Listed securities:		
– Equity securities listed in Hong Kong	3,294,145	1,150,189
– Equity securities listed elsewhere (Note)	323,071	540,321
	3,617,216	1,690,510

As at 31 December 2007, particulars of the Group's investments in the equity securities which exceed 10% of the assets of the Group disclosed pursuant to Section 129(2) of the Hong Kong Companies Ordinance are as follows:

Name of company	Place of incorporation	Class of shares	Number of shares held by the Group	Percentage of issued share capital held by the Group
Allied Properties (H.K.) Limited	Hong Kong	Ordinary	336,664,000	6.0%
Allied Group Limited	Hong Kong	Ordinary	14,246,494	5.8%
Sun Hung Kai & Co. Limited	Hong Kong	Ordinary	93,997,265	5.6%
APAC Resources Limited	Hong Kong	Ordinary	598,120,000	12.7%

Note: The currency of the equity securities listed elsewhere is mainly denominated in Australian Dollars and Malaysian Ringgit.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

25. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group has a policy of allowing an average credit period of 30-90 days to its trade debtors.

The following is an aged analysis of trade debtors:

	2007	2006
	HK$'000	HK$'000
Within 90 days	**1,992**	6,150
91 – 180 days	**–**	992
181 – 360 days	**–**	258
	1,992	7,400
Other debtors, deposits and prepayments	**39,292**	26,308
	41,284	33,708

There is no allowance for doubtful debts in both years.

26. LOAN RECEIVABLES

	2007	2006
	HK$'000	HK$'000
Fixed-rate loan	**172,015**	121,380
Variable-rate loan	**2,000**	2,218
	174,015	123,598

In determining the recoverability of the loan receivables, the Group considers each loan receivable based on the evaluation of collectability and aging analysis of accounts and on management's judgment, including the current creditworthiness, collaterals and the past collection history of each client.

The average interest rate for the fixed-rate loan receivables was approximately 10% (2006: 11%) per annum.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

26. LOAN RECEIVABLES *(continued)*

The contracted interest rates of the variable-rate loan receivables denominated in Hong Kong dollars range from The Hongkong and Shanghai Banking Corporation Limited ("HSBC") prime rate to HSBC prime rate plus 2% with effective interest rate of 8% (2006: 10%). Interest is normally repriced every six months.

The loan receivables with a carrying amount of HK$143,415,000 (2006: HK$82,102,000) are secured by certain deposits and unlisted securities which are neither past due nor impaired at the reporting date for which the Group believes that the amounts are considered recoverable.

27. PLEDGED BANK DEPOSITS AND BANK BALANCES

Bank balances carry interest at market rates which range from 2% to 5.25% (2006: 2.75% to 4.60%).

The pledged bank deposits represent deposit pledged to banks to secure banking facilities granted to the Group and carry fixed interest rate range from 1% to 3.40%.

28. DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

On 23 March 2006, the Group entered into a sale and purchase agreement with an independent third party pursuant to which the Group agreed to dispose of and the independent third party agreed to purchase the entire 75% equity interest in 深圳市天利安實業發展有限公司(「天利安」), a non-wholly owned subsidiary of the Company, together with the amount due from a minority shareholder at an aggregate consideration of RMB99,900,000 (equivalent to HK$99,900,000). The consideration was finalised to RMB102,550,000 (equivalent to HK$101,357,000). The assets and liabilities related to 天利安, which are expected to be sold within twelve months, have been classified as a disposal group held for sale and are presented separately in the consolidated balance sheet as at 31 December 2006. The transaction was completed on 3 April 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

28. DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE *(continued)*

The major classes of assets and liabilities associated with the disposal group classified as held for sale are as follows:

	31.12.2006 HK$'000
Investment property	80,953
Property, plant and equipment	48,046
Debtors, deposits and prepayments	615
Amount due from a minority shareholder	4,805
Total assets classified as held for sale	134,419
Creditors and accrued charges	24,616
Deposit received	30,027
Deferred tax liability	5,391
Taxation payable	10
Liabilities associated with assets classified as held for sale	60,044

29. CREDITORS AND ACCRUED CHARGES

Creditors and accrued charges principally comprise amounts outstanding for trade purpose and ongoing costs.

An aged analysis of trade creditors is as follows:

	2007 **HK$'000**	2006 HK$'000
Trade creditors due within 90 days	**29,778**	14,684
Other creditors and accrued charges	**68,217**	40,796
	97,995	55,480

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

30. OTHER BORROWINGS

Other borrowings represent securities margin financing received from stock broking, futures and options broking house and were secured by certain collateral of the Group as disclosed in note 34. Additional funds or collateral are required if the balance of the borrowings exceeds the eligible margin value of securities pledged to the broking house. The collateral can be sold at the broking house's discretion to settle any outstanding borrowings owed by the Group. The entire borrowings are secured by the Group's marketable securities, repayable on demand and bear variable interest ranging from 3.4% to 8.0% (2006: 4.35% to 8.25%).

31. DERIVATIVE FINANCIAL INSTRUMENTS

The derivative financial instruments comprise derivative contracts linked with the equity securities listed in Hong Kong with certain brokers for a period of one year.

The fair value of derivative financial instruments is determined based on market values provided by the counterparty financial institutions.

32. SHARE CAPITAL

	Number of shares		Value	
	2007	2006	**2007**	2006
			HK$'000	HK$'000
Ordinary shares of HK$0.01 each				
Authorised:				
At beginning and end of the year	**30,000,000,000**	30,000,000,000	**300,000**	300,000
Issued and fully paid:				
At beginning of the year	**282,883,547**	297,479,547	**2,829**	2,975
Repurchase of shares	**(6,700,000)**	(14,596,000)	**(67)**	(146)
At end of the year	**276,183,547**	282,883,547	**2,762**	2,829

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

32. SHARE CAPITAL *(continued)*

During the year, the Company repurchased its own shares through the Stock Exchange as follows:

Month of repurchase	Number of ordinary shares of HK$0.01 each	Price per share Highest	Price per share Lowest	Aggregate consideration paid
		HK$	HK$	HK$'000
February 2007	348,000	3.38	3.30	1,169
March 2007	548,000	3.36	3.15	1,820
April 2007	1,816,000	4.13	4.08	7,493
May 2007	2,760,000	5.64	4.37	13,795
June 2007	768,000	6.55	5.90	4,813
July 2007	316,000	7.70	6.60	2,181
August 2007	144,000	8.13	6.60	1,106
	6,700,000			32,377

The repurchased shares were cancelled during the year and the issued share capital of the Company was reduced by the nominal value thereof. The premium payable on repurchase of the shares of HK$32,310,000 has been charged to the share premium account. An amount equivalent to the nominal value of the shares cancelled has been transferred from the retained profits of the Company to the capital redemption reserve.

The repurchases of the Company's shares during the year were effected by the Directors, pursuant to the mandate from shareholders, with a view to benefiting shareholders as a whole by enhancing the net asset value per share and earnings per share of the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

33. DEFERRED TAXATION

	Revaluation of properties HK$'000	Tax losses HK$'000	Total HK$'000
At 1 January 2006	322	(322)	–
Charge (credit) to consolidated income statement for the year	95	(95)	–
At 31 December 2006	417	(417)	–
Charge (credit) to consolidated income statement for the year	2,672	(2,672)	–
At 31 December 2007	**3,089**	**(3,089)**	**–**

At 31 December 2007, the Group has estimated unused tax losses of approximately HK$744 million (2006: HK$1,235 million), for offset against future profits. A deferred tax asset has been recognised in respect of approximately HK$17.6 million (2006: HK$2.4 million) of such losses. No deferred tax asset has been recognised in respect of remaining estimated tax losses of HK$726.4 million (2006: HK$1,232.6 million) due to the unpredictability of future profit streams. These estimated tax losses may be carried forward indefinitely.

The Group has deductible temporary differences of approximately HK$9.4 million (2006: HK$34 million). No deferred tax asset has been recognised in relation to such deductible temporary difference as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilised.

34. PLEDGE OF ASSETS

At the balance sheet date, the following assets of the Group were pledged to banks and securities brokers house to secure short term credit facilities:

	2007 HK$'000	2006 HK$'000
Investment properties	**33,300**	26,640
Investments held for trading	**3,121,898**	1,210,235
Available-for-sale investments	**460,628**	115,607
Securities brokers house deposits	**–**	196
Pledged bank deposits	**10,718**	–
	3,626,544	1,352,678

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

35. LEASE COMMITMENTS

The Group as lessee

	2007 HK$'000	2006 HK$'000
Minimum lease payments paid under operating leases in respect of premises	**1,920**	1,951

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of rented premises which fall due as follows:

	2007 HK$'000	2006 HK$'000
Within one year	**1,966**	875
In the second to fifth year inclusive	**4,587**	–
	6,553	875

Operating lease payments represent rentals payable by the Group for certain of its office premises. Leases are negotiated and rentals are fixed for a lease term of two years.

The Group as lessor

Property rental income earned during the year was approximately HK$4,780,000 (2006: HK$3,801,000). The properties held have committed tenants for a lease term of two years.

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments under non-cancellable operating leases in respect of rented premises which fall due as follows:

	2007 HK$'000	2006 HK$'000
Within one year	**3,293**	3,778
In the second to fifth year inclusive	**472**	2,739
	3,765	6,517

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

36. RETIREMENT BENEFITS SCHEMES

The Group operates a defined contribution retirement benefits scheme for its qualifying employees in Hong Kong. The assets of the scheme are held separately from those of the Group in funds under the control of independent trustee.

The retirement benefits scheme contributions charged to the consolidated income statement represent contributions payable to the scheme by the Group at rates specified in the rules of the scheme. Where there are employees who leave the scheme prior to vesting fully in the contributions, the amount of the forfeited contributions will be used to reduce future contributions payable by the Group or will be refunded to the Company upon request.

As at 31 December 2007, forfeited contributions was HK$419,000 (2006: Nil), which arose upon employees leaving the scheme and which were available to reduce the contributions payable by the Group in future years.

In addition to the defined contribution retirement benefits scheme, the Group is required to contribute to Mandatory Provident Fund for certain employees in Hong Kong based on applicable rates of monthly salary in accordance with the relevant regulations.

During the year, the retirement benefits scheme contributions charged to consolidated income statement were HK$157,000 (2006: HK$270,000).

37. RELATED PARTY TRANSACTIONS

Compensation of key management personnel

The remuneration of Directors and other members of key management of the Group during the year was as follows:

	2007 **HK$'000**	2006 HK$'000
Salaries and other short-term employee benefits	**60,315**	46,800
Retirement benefits costs	**60**	60
	60,375	46,860

The remuneration of Directors and key executives is determined by the Remuneration Committee having regard to the performance of individuals and market trends.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

38. DISPOSAL OF A SUBSIDIARY

During the year ended 31 December 2007, the Group disposed of a non-wholly owned subsidiary:

	HK$'000
NET ASSETS DISPOSED OF	
Investment property	94,706
Property, plant and equipment	48,046
Debtors, deposits and prepayments	615
Amount due from a minority shareholder	4,805
Creditors and accrued charges	(24,616)
Deferred tax liability	(5,391)
Taxation liability	(10)
	118,155
Minority interests	(16,798)
Net assets disposed of	101,357
Total consideration satisfied by:	
Deposits received in advance	30,027
Bank balances and cash	71,330
	101,357
Net cash inflow arising on disposal:	
Cash consideration	71,330

The assets and liabilities related to this subsidiary have been classified as a disposal group held for sale and are presented separately in the consolidated balance sheet as at 31 December 2006.

The assets held by the subsidiary are mainly investment property. The fair value gain of HK$13,753,000 on the investment property upon the disposal was recognised in the consolidated income statement during the year ended 31 December 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

39. PARTICULARS OF PRINCIPAL SUBSIDIARIES

Particulars of the principal subsidiaries as at 31 December 2007 are as follows:

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued ordinary share/ registered capital	Percentage of equity attributable to the Company	Principal activities
Directly held				
Besford International Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Classic Fortune Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Mission Time Holdings Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Star Paging (BVI) Limited	The British Virgin Islands	Ordinary US$400	100%	Investment holding
Yuenwell Holdings Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Indirectly held				
China Capital Holdings Limited	Hong Kong	Ordinary HK$2	100%	Treasury service
China Online (Bermuda) Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
China Online Nominees Limited	Hong Kong	Ordinary HK$200	100%	Investment holding and provision of nominee services

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

39. PARTICULARS OF PRINCIPAL SUBSIDIARIES *(continued)*

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued ordinary share/ registered capital	Percentage of equity attributable to the Company	Principal activities
Indirectly held *(continued)*				
China Online Secretaries Limited	Hong Kong	Ordinary HK$2	100%	Provision of secretarial services
Focus Clear Limited	The British Virgin Islands	Ordinary US$1	100%	Securities trading in Hong Kong
Forepower Limited	The British Virgin Islands	Ordinary US$1	100%	Property investment in Hong Kong
Future Rise Investments Limited	The British Virgin Islands	Ordinary US$1	100%	Securities trading in overseas
Genwo Limited	Hong Kong	Ordinary HK$200,000	100%	Property investment
Gold Chopsticks Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Honest Opportunity Limited	The British Virgin Islands	Ordinary US$1	100%	Securities trading and investment in Hong Kong and overseas
Join Capital Limited	Hong Kong	Ordinary HK$2	100%	Money lending
Keentime Investments Limited	The British Virgin Islands	Ordinary US$2	50%	Securities trading in Hong Kong
Kintic Limited	Hong Kong	Ordinary HK$2	100%	Property investment

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

39. PARTICULARS OF PRINCIPAL SUBSIDIARIES *(continued)*

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued ordinary share/ registered capital	Percentage of equity attributable to the Company	Principal activities
Indirectly held *(continued)*				
Konnic Limited	Hong Kong	Ordinary HK$2	100%	Property investment
Rich Investments Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
Sinway Limited	Hong Kong	Ordinary HK$2	100%	Mobile handsets distribution
Sparkling Summer Limited	The British Virgin Islands	Ordinary US$6,500,000	100%	Securities trading in Hong Kong and overseas
Star Charter Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
Star Telecom (China Investment) Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
Star Telecom Holding Limited	Hong Kong	Ordinary HK$200 Deferred* HK$4,000,000	100%	Investment holding
Star Telecom Limited	Hong Kong	Ordinary HK$3,000,000	100%	Mobile handsets distribution
Star Telecom Properties Limited	Hong Kong	Ordinary HK$200	100%	Investment and property holding
Taskwell Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

39. PARTICULARS OF PRINCIPAL SUBSIDIARIES *(continued)*

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued ordinary share/ registered capital	Percentage of equity attributable to the Company	Principal activities
Indirectly held *(continued)*				
Tricom Tianchi Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
Vinka Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
Widerich Limited	Hong Kong	Ordinary HK$2	100%	Property investment
星電電子技術發展(深圳)有限公司*	The PRC	Registered HK$1,000,000	100%	Research and development for computer software and relevant technical consultancy services

The deferred shares, which are not held by the Group, practically carry no rights to any dividend or to receive notice of or to attend or vote at any general meeting of the company or to any distribution in winding up.

* Wholly foreign-owned enterprise.

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affected the results of the year or assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

All subsidiaries operate principally in their places of incorporation unless specified otherwise under "Principal activities".

None of the subsidiaries had any debts securities subsisting at 31 December 2007 or at any time during the year.

FINANCIAL SUMMARY

The results and the assets and liabilities of the Group for the past five financial years, as extracted from the Group's published audited consolidated financial statements are set out below:

RESULTS

	For the year ended 31 December				
	2003	2004	2005	2006	**2007**
	HK$'000	HK$'000	HK$'000	HK$'000	**HK$'000**
Revenue					
Continuing operations	394,758	610,286	156,777	1,162,742	**2,289,440**
Discontinued operation	98,775	237,205	66,309	67,098	**7,681**
	493,533	847,491	223,086	1,229,840	**2,297,121**
Profit (loss) before taxation					
Continuing operations	290,993	181,818	106,490	788,754	**1,560,048**
Discontinued operation	1,421	21,583	(1,883)	(4,710)	**(1,501)**
	292,414	203,401	104,607	784,044	**1,558,547**
Taxation	(336)	(127)	(99)	(11,527)	**(175,900)**
Profit for the year	292,078	203,274	104,508	772,517	**1,382,647**
Attributable to:					
Equity holders of the Company	292,078	203,274	104,511	772,468	**1,378,824**
Minority interests	–	–	(3)	49	**3,823**
	292,078	203,274	104,508	772,517	**1,382,647**

ASSETS AND LIABILITIES

	At 31 December				
	2003	2004	2005	2006	**2007**
	HK$'000	HK$'000	HK$'000	HK$'000	**HK$'000**
Total assets	1,123,456	1,263,863	1,456,311	2,748,458	**5,311,251**
Total liabilities	(19,919)	(40,211)	(154,581)	(332,564)	**(1,206,932)**
	1,103,537	1,223,652	1,301,730	2,415,894	**4,104,319**
Equity attributable to equity holders of the Company	1,103,537	1,223,652	1,284,932	2,399,047	**4,100,447**
Minority interests	–	–	16,798	16,847	**3,872**
	1,103,537	1,223,652	1,301,730	2,415,894	**4,104,319**



COL Capital Limited
中國網絡資本有限公司

(於百慕達註冊成立之有限公司)

股份代號：0383

二零零七年年報

目錄

公司資料

董事會

莊舜而女士	*(主席)*
王炳忠爵督	*(執行董事)*
江木賢先生	*(執行董事)*
勞偉安先生	*(獨立非執行董事)*
劉紹基先生	*(獨立非執行董事)*
張健先生	*(獨立非執行董事)*

秘書

馮靖文女士

核數師

德勤•關黃陳方會計師行
執業會計師

註冊辦事處

Canon's Court, 22 Victoria Street
Hamilton HM 12, Bermuda

香港之總辦事處及主要營業地點

香港
灣仔
駱克道333號
中國網絡中心47樓

網址

http://www.colcapital.com.hk

主要往來銀行

中國工商銀行(亞洲)有限公司
中國銀行(香港)有限公司
Societe Generale Bank & Trust
瑞士聯合銀行集團
美林(亞太)有限公司

美國預託證券託管銀行

The Bank of New York
American Depositary Receipts
620 Avenue of the Americas, 6/F
New York, NY 10011
USA

律師

胡百全律師事務所
簡家驄律師行
羅拔臣律師行

股份過戶登記處香港分處

卓佳登捷時有限公司
香港
灣仔
皇后大道東28號
金鐘匯中心26樓

主席報告

本人謹代表董事會(「董事會」)欣然呈報本公司及其附屬公司(「本集團」)截至二零零七年十二月三十一日止年度之財務業績、業務及其他方面之進展。

財務業績

截至二零零七年十二月三十一日止年度內,本集團之總營業額上升96.9%至2,289,440,000港元(二零零六年:1,162,742,000港元),本公司股本持有人應佔溢利淨額上升78.5%至1,378,824,000港元(二零零六年:772,468,000港元)。因本集團的股份回購計劃,本公司的每股盈利以略為較大幅度的85.4%上升至4.95港元(二零零六年:2.67港元)。

於二零零七年十二月三十一日,本集團之每股淨資產值增加75.1%至14.85港元(二零零六年:8.48港元)。

股息

董事建議向於二零零八年六月二十六日名列本公司股東名冊之股東派發每股0.04港元(二零零六年:0.04港元)合共約為11,047,000港元(二零零六年:11,084,000港元)之末期股息。建議末期股息連同已於二零零七年十一月五日派發之中期股息每股0.01港元(二零零六年:0.01港元),即二零零七財政年度全年之每股股息總額為0.05港元(二零零六年:每股0.05港元),而全部股息金額約為13,809,000港元(二零零六年:13,939,000港元)。待於本公司應屆股東週年大會上取得股東批准後,股息單預計於二零零八年七月二十五日或之前寄發。

建議發行紅利認股權證

董事會建議向於二零零八年六月二十六日名列本公司股東名冊之股東,按其每持有五股股份獲發一份紅利認股權證之基準發行紅利認股權證(「紅利認股權證發行」)。紅利認股權證發行之最終條款尚未落實,且紅利認股權證將遵守香港聯合交易所有限公司(「聯交所」)之有關法律法規而發行。有關紅利認股權證發行之詳情,本公司將另行發表公佈,並會在可行之情況下盡快向股東寄發載有紅利認股權證發行詳情之通函。

暫停辦理股份過戶登記手續

本公司將由二零零八年六月二十三日(星期一)至二零零八年六月二十六日(星期四)(首尾兩日包括在內)止期間暫停辦理股份過戶登記手續。為確定收取截至二零零七年十二月三十一日止之建議末期股息,所有過戶表格連同有關股票須於二零零八年六月二十日(星期五)下午四時正之前交回本公司之股份過戶登記處卓佳登捷時有限公司,地址為香港皇后大道東28號金鐘匯中心26樓。

主席報告

管理層討論及分析

業務回顧

在經濟及消費市道氣氛一片樂觀、多宗大型首次公開招股及全球流動資金充裕的支持下，股票市場於截至二零零七年十二月三十一日止年度內表現十分活躍。然而，至本年度較後時間，此等利好因素被美國次級按揭市場崩潰及隨之而來的信貸收縮導致美國經濟下滑的陰霾所遮蓋。儘管如此，本集團之金融工具買賣及投資業務仍錄得營業額2,270,637,000港元（二零零六年：1,149,870,000港元）及溢利1,605,287,000港元（二零零六年：835,379,000港元）。此業務之主要溢利來源為投資之溢利淨額1,560,870,000港元（二零零六年：801,269,000港元），當中包括一項來自持作買賣投資按公允值變動產生之未變現收益1,259,479,000港元（二零零六年：439,498,000港元）；及上市投資之股息收入36,512,000港元（二零零六年：17,717,000港元）。於二零零七年十二月三十一日，本集團持有可供出售投資之長期投資組合價值849,923,000港元（二零零六年：557,375,000港元）、貸款票據零港元（二零零六年：50,476,000港元）及可轉換債券零港元（二零零六年：6,626,000港元），另持有上市股份投資組合價值3,617,216,000港元（二零零六年：1,690,510,000港元）。

於回顧年內，本集團放債業務錄得之營業額（主要為利息收入）為14,023,000港元（二零零六年：9,071,000港元），而溢利為13,898,000港元（二零零六年：8,832,000港元）。於二零零七年十二月三十一日，本集團之貸款組合達174,015,000港元（二零零六年：123,598,000港元）。

本集團在香港及中國之投資物業錄得營業額4,780,000港元（二零零六年：3,801,000港元），以及溢利43,402,000港元（二零零六年：9,081,000港元），主要來自以代價102,550,000人民幣出售一項位於中國深圳市布吉鎮之投資物業權益帶來之收益13,753,000港元及本集團投資物業之重估溢利23,598,000港元。於二零零七年十二月三十一日，本集團之投資物業組合價值為110,925,000港元（二零零六年：81,589,000港元）。

鑑於流動電話分銷業務近年持續虧蝕而且並無改善跡象，本集團已於二零零七年三月終止經營此項業務。

主要聯營公司

本集團截至二零零七年十二月三十一日止年度應佔聯營公司之虧損為4,094,000港元（二零零六年：無）。

主席報告

繼二零零七年六月完成配售協議收購124,000,000股上海聯合水泥股份有限公司(「上聯水泥」)股份後,本集團於上聯水泥之持股量已增至約27%,使上聯水泥成為本集團之聯營公司。上聯水泥為一間投資控股公司,並透過其附屬公司從事製造及分銷熟料、水泥及礦渣粉業務。於回顧年度,上聯水泥錄得營業額434,300,000港元(二零零六年:384,931,000港元)及虧損21,658,000港元(二零零六年:溢利387,000港元)。於二零零七年九月,上聯水泥公佈已訂立有條件協議收購Redstone Gold Limited(「Redstone」,一間在中國雲南省從事金礦業務之公司)之全部已發行股本,總代價為1,000,000,000港元,部份將藉發行530,000,000股上聯水泥新股支付,及以現金支付470,000,000港元。另外,亦已訂立有條件配售協議,以全面包銷基準配售600,000,000股上聯水泥新股。賣方向上聯水泥保證,於收購完成時,目標礦點賦存之澳大利亞礦藏聯會委員會(JORC)標準黃金資源將合共不少於50公噸黃金金屬。上聯水泥正對Redstone進行盡職審查,而載有(其中包括)召開批准收購之股東特別大會通告之通函,預料在二零零八年六月三十日前寄發予上聯水泥股東。有見近日黃金市場攀升,本集團相信該收購實為上聯水泥發展天然資源行業投資及業務之良機。

二零零七年七月,本集團以總代價約181,800,000港元收購普林電子有限公司(「普林電子」)全部已發行股本之40%。普林電子為一間投資控股公司,並為天津普林電路股份有限公司(「普林電路」)之41,319,704股繳足股份之登記及實益擁有人,佔普林電路股本約21.01%。普林電路為一間在中國註冊成立的公司,其股份在深圳證券交易所以「A股」上市。普林電路的主要業務為製造及銷售印刷電路板。

財務資源、借貸、股本結構及匯率波動之風險

本集團仍持續保持穩健之財務狀況。於二零零七年十二月三十一日,本集團之非流動資產主要包括110,925,000港元(二零零六年:81,589,000港元)之投資物業;3,796,000港元(二零零六年:4,712,000港元)之物業、廠房及設備;1,001,000港元(二零零六年:2,424,000港元)之預付租賃款項;368,297,000港元(二零零六年:無)之聯營公司投資及849,923,000港元(二零零六年:614,477,000港元)之長期投資。此等非流動資產主要由股東資金提供融資。於二零零七年十二月三十一日,本集團之流動資產淨值為2,770,377,000港元(二零零六年:1,712,692,000港元),而流動比率為3.3倍(二零零六年:6.1倍),此乃按本集團之流動資產相對流動負債之比例計算。

本集團之所有借貸均為港元及美元短期借貸,須於一年內償還,並以若干投資物業、持作買賣之投資、可供出售投資及證券經紀行存款作為抵押。於二零零七年十二月三十一日,本集團之借貸為918,838,000港元(二零零六年:170,100,000港元),而資產負債率為20.5%(二零零六年:4.7%),此乃按本集團之借貸淨額(扣除有抵押銀行存款及銀行結餘及現金)相對股東資金之比例計算。

主席報告

於回顧年度內，本集團以總代價32,377,000港元（二零零六年：46,378,000港元）回購本公司6,700,000股股份（每股面值0.01港元）（二零零六年：14,596,000股股份），令本公司之已發行股本進一步由2,828,835港元下降至2,761,835港元。

於二零零七年十二月，本公司建議以每股發售股份4.00港元之價格向合資格股東公開發售276,183,547股發售股份，基準為每持有一股股份獲發一股發售股份（「公開發售」），公開發售按全面包銷基準進行，集資約1,100,000,000港元，並會就每五股發售股份發行兩份認股權證。然而，基於香港市況近期的變化及本公司股價大幅波動，包銷商Vigor Online Offshore Limited單獨全權認為公開發售實際上已難以進行，故包銷商於二零零八年二月十一日向本公司發出通知終止包銷協議。故此，公開發售及發行認股權證已終止。

於回顧年度內，本集團之資產、負債及交易均主要以港元、澳元、人民幣、新台幣及馬來西亞林吉特為單位。由於屬短期性質，本集團以澳元、人民幣及馬來西亞林吉特為單位之資產及交易並無對沖風險。基於新台幣於年內之匯率相對穩定，本集團並無因該貨幣而受到重大風險。

集團資產抵押

於二零零七年十二月三十一日，本集團分別以名下賬面值33,300,000港元（二零零六年：26,640,000港元）、3,121,898,000港元（二零零六年：1,210,235,000港元）、460,628,000港元（二零零六年：115,607,000港元）及10,718,000港元（二零零六年：196,000港元）之投資物業、持作買賣之投資、可供出售投資、銀行結餘、現金及證券經紀行存款作為取得銀行及證券經紀行給予本集團短期信貸融資之抵押。

僱員

於二零零七年十二月三十一日，本集團僱用15名僱員（二零零六年：31名）。本集團確保其僱員之薪酬釐定與市場環境及個人表現相符合，並根據薪酬政策定期作出檢閱。

前景

本集團預測，二零零八年為充滿挑戰而艱辛之一年，此一推斷可從股票市場自二零零七年年底至二零零八年第一季之拋售情況得到佐證。信貸緊縮造成之衝擊及美國（全球最大經濟體系）陷入衰退之憂慮，令環球金融市場氣氛及投資環境出現逆轉。儘管美國當局已採取進取之貨幣政策使銀根更寬鬆，而亞洲國家之龐大需求將有助舒緩情況，惟本集團預料經濟未來將面臨更大挑戰。

主席報告

由於本集團之金融證券買賣及投資業務之表現以市價會計準則量度，金融市場波動將影響本集團二零零八年之業績。根據收市價，本集團預期，持作買賣之投資由公允價值變動，導致二零零八年首兩個月產生重大未經審核未變現虧損。

於二零零七年十二月，本集團建議進行公開發售，藉此強化其股本基礎，惜由於香港市況近期之變化及本公司股價大幅波動，包銷商已終止公開發售。然而，本集團之財政狀況依然穩健，本集團亦將繼續因應市場環境檢討及調整其投資策略及投資組合，在中國、香港及亞太區尋求和物色估值顯著偏低之投資項目及商機，從而提升股東利潤。

致謝

本人謹藉此機會代表董事會，感謝於二零零七年一直從不間斷支持本集團之股東，並向管理層及員工為本集團所付出之努力及貢獻致以衷心謝意。

主席
莊舜而

香港，二零零八年四月八日

董事會報告書

本公司董事(「董事」)謹此呈奉截至二零零七年十二月三十一日止年度之年報及經審核綜合財務報表。

主要業務

本公司為一間投資控股公司，其主要附屬公司之業務載於綜合財務報表附註39。

業績及撥款

本集團截至二零零七年十二月三十一日止年度之業績載於第26頁之綜合收益表。

中期股息每股0.01港元合共為2,762,000港元已於年內派付予本公司股東(「股東」)。董事建議向於二零零八年六月二十六日名列本公司股東名冊內之股東派付每股0.04港元合共為11,047,000港元之末期股息。

股本

本公司之股本於本年度之變動詳情載於綜合財務報表附註32。

於年度內，本公司於香港聯合交易所有限公司(「聯交所」)購回其若干股份，有關詳情載於綜合財務報表附註32。董事認為本公司的股份以折讓於每股股份之淨資產值進行買賣。因此，該項回購可提升本公司每股股份之淨資產值。

投資物業與物業、廠房及設備

於二零零七年十二月三十一日止年度，根據綜合財務報表附註38所披露，本集團出售一間非全資擁有之附屬公司，於出售時投資物業所產生之公允價值溢利13,753,000港元已於綜合收益表內確認。本集團名下餘下之投資物業於二零零七年十二月三十一日進行重估，重估增值為23,598,000港元，已撥入綜合收益表內。

本集團名下之樓宇於二零零七年十二月三十一日進行重估，重估增值為144,000港元及520,000港元，已分別撥入綜合收益表及樓宇重估儲備內。

有關詳情及本集團名下投資物業與物業、廠房及設備於年度內之其他變動分別載於綜合財務報表附註17及18。

董事會報告書

董事及服務合約

本年度內及截至本報告日期止之董事會成員如下:

執行董事

莊舜而女士 *(主席)*
王炳忠拿督
江木賢先生

獨立非執行董事

勞偉安先生
劉紹基先生
張健先生

根據本公司之公司細則第99條,勞偉安先生及劉紹基先生將於應屆股東週年大會上任滿告退,並符合資格膺選連任。

各董事概無與本公司或其任何附屬公司訂立本集團不得於一年內終止而不給予補償(法定補償除外)之服務合約。

董事於合約之權益

於本年度結算日或年內任何時間,本公司或其任何附屬公司概無訂立任何董事(不論直接或間接)擁有重大權益之重大合約。

董事會報告書

董事及主要行政人員之權益

於二零零七年十二月三十一日，根據香港證券及期貨條例（「證券及期貨條例」）第352條規定本公司存置的登記冊所記錄或根據上市發行人董事進行證券交易的標準守則（「標準守則」）而向本公司或聯交所作出的知會，董事、本公司的主要行政人員及彼等之聯繫人士於本公司或其任何相聯法團（具有證券及期貨條例第XV部的涵義）的股份、相關股份或債券之權益及淡倉如下：

於本公司股份之好倉

董事姓名	每股面值0.01港元之普通股股份數目					佔已發行普通股股份之百分比
	個人權益	家族權益	公司權益	其他權益	合計	
莊舜而女士（「莊女士」）	–	–	106,484,400 （附註）	–	106,484,400	38.56%

附註：Vigor Online Offshore Limited（「Vigor Online」）乃China Spirit Limited（「China Spirit」）之全資附屬公司，持有本公司106,484,400股普通股股份，而莊女士於China Spirit擁有100%實益權益。因此，莊女士被視為擁有本公司106,484,400股普通股股份之公司權益。

除上文所披露者外，於二零零七年十二月三十一日，根據證券及期貨條例第352條規定本公司存置的登記冊所記錄或根據標準守則而向本公司及聯交所作出的知會，董事或本公司主要行政人員或彼等之聯繫人士概無擁有本公司或其任何相聯法團（具有證券及期貨條例第XV部的涵義）的任何股份、相關股份或債券之任何權益或淡倉。

董事購入股份或債券之權利

於年內任何時間，本公司或其任何附屬公司概無訂立任何安排，使董事可藉購入本公司或任何其他法人團體之股份、相關股份或債券而獲益。

董事會報告書

主要股東之權益

於二零零七年十二月三十一日，根據證券及期貨條例第336條規定本公司存置的登記冊所記錄，以下人士擁有本公司股份及相關股份之權益或淡倉：

於本公司股份之好倉

名稱	身份	所持普通股股份數目	持股百分比
莊女士	所控制的公司持有（附註一）	106,484,400	38.56%
China Spirit	所控制的公司持有（附註一）	106,484,400	38.56%
Vigor Online	實益擁有人	106,484,400	38.56%
John Zwaanstra先生（「Zwaanstra先生」）	所控制的公司持有（附註二）	25,051,000	9.07%
Penta Investment Advisers Limited（「Penta」）	投資經理（附註三）	25,051,000	9.07%

附註：

一. Vigor Online乃China Spirit之全資附屬公司，而莊女士於China Spirit擁有100%實益權益。因此，根據證券及期貨條例，China Spirit及莊女士均被視為擁有本公司106,484,400股普通股股份之權益。

二. Zwaanstra先生透過其100%權益之Penta被視為擁有25,051,000股普通股股份之權益。

三. Penta作為投資經理擁有25,051,000股普通股份之權益。

除上文所披露者外，於二零零七年十二月三十一日，根據證券及期貨條例第336條規定本公司存置的登記冊所記錄，概無其他人士擁有本公司股份或相關股份之權益或淡倉。

董事會報告書

主要客戶及供應商

本集團五大客戶所佔之銷售額合共佔其銷售總額不足30%，而本集團五大供應商所佔之購貨額合共佔其總購貨額不足30%。

購買、出售或贖回上市證券

於年度內，本公司於聯交所以介乎3.15港元至8.13港元之價格購回本公司股本中6,700,000股普通股股份，總代價為32,377,000港元。上述股份於其後已被註銷。

除上文所披露者外，本公司或其任何附屬公司於年度內概無購買、出售或贖回任何本公司之上市證券。

獨立非執行董事之獨立性

本公司已接獲每位獨立非執行董事一份根據香港聯合交易所有限公司證券上市規則第3.13條有關其獨立性之年度確認函。本公司認為所有獨立非執行董事乃獨立。

薪酬政策

本集團一般員工之薪酬政策乃由本集團之管理層按各員工之優點、資格及才能而釐定。

本公司董事及高級管理人員之薪酬則由薪酬委員會根據本公司營運業績、個人表現及相關市場統計而釐定。

優先購買權

本公司之公司細則或百慕達法例並無載有優先購買權以規定本公司須按比例發售新股予現有股東。

公眾持股量

本公司於截至二零零七年十二月三十一日止年度內維持足夠之公眾持股量。

董事會報告書

捐款

於年度內，本集團已作出為數598,000港元之捐款。

核數師

本公司將於應屆股東週年大會上提呈重新委聘德勤•關黃陳方會計師行擔任本公司核數師之決議案。

代表董事會

主席
莊舜而

香港，二零零八年四月八日

企業管治報告書

企業管治常規

本公司董事會(「董事會」)深信企業管治為本公司成功的關鍵,並已採取各項措施,以確保維持高標準的企業管治。於截至二零零七年十二月三十一日止年度內,本公司已採用並遵守香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)附錄十四所載的企業管治常規守則(「企業管治常規守則」)的要求。本公司將定期審閱及更新現行的常規,以追隨企業管治的最新發展。

董事會

董事會成員包括:

執行董事

莊舜而女士*(主席)*
王炳忠先生
江木賢先生

獨立非執行董事

勞偉安先生
劉紹基先生
張健先生

董事會成員間並無任何財務、業務、家族或其他重大/相關關係。董事會以如此均衡之架構組成,目的在確保整個董事會擁有穩固之獨立性,其組成情況符合企業管治常規守則所推薦董事會成員最少有三分一為獨立非執行董事之做法。

獨立非執行董事均具備適當的專業資格,或會計或相關的財務管理專長。本公司向所有獨立非執行董事作出具體查詢後,所有該等董事確認其均已符合上市規則第3.13條有關獨立性評估指引所列的條件。董事的簡介見本年報第8頁至第9頁。

企業管治報告書

年度內，本公司召開四次全體董事會會議，各董事的出席率如下：

董事姓名	二零零七年 出席董事會會議次數	出席率
莊舜而女士（主席）	4/4	100%
王炳忠拿督	4/4	100%
江木賢先生	4/4	100%
勞偉安先生	4/4	100%
劉紹基先生	3/4	75%
張健先生	4/4	100%

全年的董事會會議時間表於前一年計劃。所有董事會會議的通告將於會議舉行最少十四天前發出予各董事，如有需要，董事可在議程中加插欲討論的事項。公司秘書協助主席預備會議議程，並確保所有有關規則及規例獲得遵守。董事會會議的議程及相關會議文件，至少在每次董事會會議舉行三天前送交予全體董事，使各董事有時間審閱該等文件。

每位董事會成員均有權查閱董事會文件及相關資料，並可取得公司秘書的意見和服務，及有自由在需要時尋求外面的專業意見。公司秘書不斷地向所有董事提供上市規則及其他適用規定的要求，以確保本公司遵守及維持良好企業管治常規。

董事會負責制訂整體策略，監察及控制集團的表現，董事會除擔當起全面監督的角色外，同時會執行一些指定職務，如核准聘任特定高層人員、審閱財務賬目、建議派發股息及核准有關董事會合規的政策等。而管理集團業務則是本集團管理層（「管理層」）的責任。

當董事會將其管理及行政功能方面的權力授予管理層時，已同時就管理層的權力，給予清晰的指引，特別是在何種情況下管理層應向董事會匯報以及在代表本公司作出任何決定或訂立任何承諾前應取得董事會批准等事宜方面。

企業管治報告書

主席及行政總裁

本公司主席為莊舜而女士。主席與行政總裁的角色是分開的，由兩位獨立個體承擔，他們之間沒有任何關係（除董事關係外），以確保權力和授權分佈均衡，不致工作責任僅集中於任何一位人士。董事會主席負責領導工作，以確保董事會有效地運作，而行政總裁之職務則由兩名執行董事王炳忠拿督及江木賢先生履行，彼等分別負責本集團之日常業務運作及財務與會計方面之工作，由此可見主席及該兩位履行行政總裁工作之執行董事之職責已被清楚劃分。

委任及重選董事

本公司已為非執行董事制定委任的指定任期，他們須根據本公司的公司細則（「公司細則」）的條文，於股東週年大會上輪席退任及接受重新選舉。

企業管治常規守則的條文A.4.2項要求所有董事（包括有指定任期的董事）應至少每三年一次輪席退任。本公司已完全符合企業管治常規守則的條文A.4.2項。

董事委員會

董事會以下另有成立委員會協助履行其職責，現已委任了四個委員會，即是執行委員會、投資委員會、薪酬委員會及審核委員會，藉此監察本集團有關方面的事務，每個委員會有特定職權範圍，訂明其職責、權力及功能，委員會定期向董事會匯報並在當時就所討論事項提出建議。

執行委員會

本公司自一九九八年五月二十三日設立執行委員會，執行委員會以書面訂立其職權範圍。執行委員會由董事會之主席及兩名執行董事組成，其目的為審批及監察本集團之日常業務運作。於年內，執行委員會共召開四次會議。

投資委員會

本公司於二零零零年二月二日設立投資委員會，投資委員會以書面訂立其職權範圍。投資委員會由董事會之主席及兩名執行董事組成，其目的為審批及監察本集團與投資有關之活動。投資委員會於年內共召開三次會議。

企業管治報告書

薪酬委員會

本公司的薪酬委員會於二零零五年四月十五日成立。薪酬委員會由三位獨立非執行董事及兩位執行董事組成。

薪酬委員會每年最少舉行一次會議。二零零七年舉行了二次會議，各成員的出席率如下：

成員名稱	二零零七年 出席會議次數	出席率
劉紹基先生*（主席）*	2/2	100%
勞偉安先生	2/2	100%
張健先生	2/2	100%
王炳忠拿督	2/2	100%
江木賢先生	2/2	100%

本集團之薪酬政策乃確保其所有員工之薪酬與市場薪酬條件及個人表現相符。

於年內舉行的會議上，各成員曾審閱並知悉二零零七年香港整體的薪酬趨勢。

本集團薪酬委員會的主要角色及功能如下：

1. 每年檢討並向董事會就董事及主要高級管理人員的整體薪酬政策提出建議。

2. 每年檢討執行董事及主要高級管理人員的表現，並向董事會就薪酬的特別調整及／或獎金提出建議。

3. 確保獨立非執行董事的薪酬水平與他們對董事會所承擔的責任及對其有效率的運作所作的貢獻掛鈎。

4. 確保沒有董事自行釐訂其本人的薪酬。

企業管治報告書

董事提名

本公司並無成立提名委員會。全體董事會負責核准新成員之委任及在股東週年大會上提名合適的人仕應選，以填補董事空缺或增添現有董事名額。

根據公司細則，有關建議某位人仕被選為董事之意向通知書，以及該名人士表示願意被選為董事之通知書，均須於股東大會舉行日期前最少七天交往本公司之總辦事處或註冊辦事處，否則概無任何人仕（退任董事除外）於任何股東大會上合資格獲選為董事，惟董事會推薦被選為董事之人仕除外。

有關遞交上述通知書之期限，將由不早於寄發就是次董事選舉而舉行之股東大會通知書後之日開始，並於不遲於該股東大會舉行日期前七日結束。

選舉董事的詳細資料，包括擬參與選舉或再應選連任董事的個人簡歷已載於一份關於（其中包括）股份回購授權及股東週年大會通告之通函內（「股份回購通函」），以便股東參考後作出決定投票。

審核委員會

本公司的審核委員會包括三位獨立非執行董事。

審核委員會每年最少舉行兩次會議。年內舉行了四次會議，審核委員會的會議記錄均於董事會上呈覽及（如適用）採取行動。各成員的出席率如下：

成員名稱	二零零七年 出席會議次數	出席率
勞偉安先生（*主席*）	4/4	100%
劉紹基先生	4/4	100%
張健先生	4/4	100%

企業管治報告書

於二零零七年會議內，審核委員會曾執行下述工作：

(i) 審閱截至二零零六年十二月三十一日止年度及截至二零零七年六月三十日止六個月的財務報表；

(ii) 檢討內部監控制度的有效性；

(iii) 審閱外聘核數師法定的核數計劃及聘用信件；

(iv) 審閱外聘核數師有關本集團截至二零零六年十二月三十一日止年度的審核情況說明函件；

(v) 檢討二零零七年審核範疇及費用，並推薦予董事會作批准。

本集團審核委員會的主要角色及功能如下：

1. 考慮本集團外聘核數師的委任、核數費用、外聘核數師的辭職或辭退的任何問題。

2. 與外聘核數師商討核數的性質及範疇。

3. 審閱中期及每年財務報表，並呈交予董事會。

4. 就中期回顧及每年年終審核工作產生的問題和保留意見，及核數師欲商談的任何事項作出商討。

5. 審閱外聘核數師的審核情況說明函件及管理層的回應。

6. 審閱公司之財務監管、內部監控及管理風險系統以確保其運作適當。

7. 考慮內部調查的主要發現及管理層的回應。

企業管治報告書

核數師酬金

回顧年內，本公司已付或將付予核數師德勤•關黃陳方會計師行的酬金如下：

提供的服務	已付／應付費用 港元
核數服務	1,402,000
非核數服務	338,000
	1,740,000

內部監控

董事會及高層管理人員負責設立、維持及執行一套有效的內部監控系統。本公司的內部監控系統包括一個完善的組織架構和全面的政策及準則。董事會已清楚界定各業務及營運部門的權責，以確保有效之制衡。

董事會認為回顧年內及截至本年報及財務報表刊發日期，現存的內部監控系統十分穩健，及足以保障股東、顧客及員工的利益，和集團的資產。

管理層協助董事會推行風險及控制的政策及措施，以確定及評估所面對的風險，並參與設計、運作及監察合適的內部監控措施，以減少及控制此等風險。

集團已確立主要程序以審閱內部監控系統的充足性及完整性，該等程序包括：

a) 成立執行委員會以確保本集團日常運作有效率，及是根據企業目標、策略和每年財政預算及已獲批准的政策和業務方向。

b) 本公司的審核委員會審閱外聘核數師、監管機構及管理層所確定的內部監控事項，並評估集團風險管理及內部監控系統的充足性及有效性。

c) 成立投資委員會以監察本集團與投資有關之活動及其營運和財務政策。

企業管治報告書

d) 成立薪酬委員會以確保集團所有董事及高層管理人員之薪酬與市場薪酬條件及個人表現相符。

e) 企業匯報標準已交予會計部負責，由會計部適當地定期檢討資源調配及財務匯報系統。企業管治常規，以及符合上市規則、證券及期貨條例（香港法例第571章）及其他適用法規等事宜，已交予公司秘書部負責。本公司管理層定期與執行董事檢討及簡述匯報系統，亦每年與審核委員會檢討及簡述匯報系統。

f) 本公司每位新委任董事均獲發一份詳盡資料，當中詳述作為本公司董事之責任及職責，並特別註明首次獲委任為本公司董事時須留意及知悉之適用規則及規例（包括上市規則）。

g) 本公司已就本集團董事之證券交易，採納上市規則附錄十上市發行人董事之證券交易標準守則所訂標準之行為守則（「標準守則」）。標準守則之印刷本已分發予標準守則內規定須獲提供之本集團每位董事及相關僱員。所有董事已確認，彼等已完全遵守標準守則內所載之規定標準。

問責及審核

董事負責監督編製每個財政期間的賬目，使賬目能真實和公平地反映集團在該段期間的業務狀況、業績及現金流量表現，於編製截至二零零七年十二月三十一日止年度之賬目時，董事已採用適當之會計政策並貫徹應用，採納適合香港財務報告準則及香港會計準則，及作出審慎合理判斷及估計，並按持續經營之基準編製賬目。

企業管治報告書

與股東溝通

本公司設立不同渠道保持與股東溝通，包括刊印年報、中期報告及公佈，該等資料亦上載於本公司的網頁。

股東週年大會是一個良好的平台讓股東與董事會交流意見，於本公司之二零零七年股東週年大會上，董事會主席及審核委員會主席兼薪酬委員會主席均有在場回答股東的提問。

隨附於年報寄予股東之股份回購通函，詳載了投票表決的程序和股東可要求以投票方式表決之權利，亦詳述了提呈決議案的有關詳情，包括每位再應選連任董事的個人簡歷。

於本公司二零零七年股東週年大會上，所有決議案均以舉手方式表決。所有決議案均獲通過。

代表董事會

主席
莊舜而

香港，二零零八年四月八日

獨立核數師報告書

Deloitte.
德勤

德勤 • 關黃陳方會計師行
香港金鐘道88號
太古廣場一座35樓

Deloitte Touche Tohmatsu
35/F One Pacific Place
88 Queensway
Hong Kong

致COL CAPITAL LIMITED
中國網絡資本有限公司*
列位股東
(於百慕達註冊成立之有限公司)

本核數師行已完成審核中國網絡資本有限公司(「本公司」)及其附屬公司(「本集團」)載於第26頁至第87頁的綜合財務報表,當中載有 貴集團於二零零七年十二月三十一日之綜合資產負債表、截至該日止年度的綜合收益表、綜合權益變動表及綜合現金流量表,以及主要會計政策概要及其他附註解釋。

董事就綜合財務報表須承擔的責任

貴公司董事須負責遵照香港會計師公會頒佈的香港財務報告準則及香港公司條例綜合披露規定,編製及真實而公平地列報該等綜合財務報表。此責任包括設計、實施及維護與編製真實而公平地列報的綜合財務報表有關的內部監控,以確保並無重大錯誤陳述(不論是否因欺詐或錯誤引起);選擇並應用適當的會計政策;及在不同情況下作出合理之會計估算。

核數師的責任

本行的責任是根據本行審核工作的結果,對該等綜合財務報表表達意見。本報告乃按照百慕達公司法第90條的規定,僅向全體股東作出報告,除此以外,本報告並無其他用途。本行毋須就本報告的內容向任何其他人士負上或承擔任何責任。本行是按照香港會計師公會頒佈的香港審核準則進行審核。該等準則規定本行須遵守道德規定以計劃及進行審核,以合理確定此等綜合財務報表是否不存有任何重大錯誤陳述。

審核包括進行程序以取得與綜合財務報表所載金額及披露事項有關的審核憑證。選取的該等程序須視乎核數師的判斷,包括評估綜合財務報表的重大錯誤陳述(不論是否因欺詐或錯誤引起)的風險。在作出該等風險評估時,核數師考慮與公司編製真實而公平呈列綜合財務報表有關的內部監控,以設計適當審核程序,但並非為對公司的內部監控是否有效表達意見。審核亦包括評價董事所採用的會計政策是否恰當及所作的會計估算是否合理,以及評價綜合財務報表的整體呈列方式。

本行相信,本行已取得充分恰當的審核憑證,為本行的審核意見提供了基礎。

意見

本行認為,按照香港財務報告準則編製的綜合財務報表均真實而公平地反映 貴集團於二零零七年十二月三十一日的財務狀況及 貴集團截至該日止年度的溢利和現金流量,並已按照香港公司條例的披露規定妥善編製。

德勤•關黃陳方會計師行
執業會計師

香港,二零零八年四月八日

* *中文名稱僅供識別*

綜合收益表

截至二零零七年十二月三十一日止年度

	附註	二零零七年 千港元	二零零六年 千港元
收入(不包括證券買賣)		**55,315**	30,589
出售持作買賣之投資之款項總額		**2,234,125**	1,132,153
總額		**2,289,440**	1,162,742
持續經營業務:			
收入(不包括證券買賣)	6	**55,315**	30,589
投資之溢利淨額	8	**1,560,870**	801,269
其他收入	9	**24,943**	22,297
行政及其他支出		**(78,680)**	(63,489)
融資成本	10	**(35,801)**	(10,895)
應佔聯營公司之虧損		**(4,094)**	–
出售一間聯營公司之溢利		**–**	1,740
投資物業按公允價值之變動		**37,351**	6,856
樓宇之重估盈餘		**144**	387
除税前溢利		**1,560,048**	788,754
税項支出	12	**(175,873)**	(11,432)
來自持續經營業務之溢利		**1,384,175**	777,322
已終止經營業務:			
來自已終止經營業務之本年度虧損	13	**(1,528)**	(4,805)
本年度溢利	14	**1,382,647**	772,517
以下應佔:			
本公司權益持有人		**1,378,824**	772,468
少數股東權益		**3,823**	49
		1,382,647	772,517
已確認分派之股息	15	**13,846**	14,280
每股盈利	16		
來自持續及已終止經營業務			
一基本		**4.95港元**	2.67港元
來自持續經營業務			
一基本		**4.96港元**	2.69港元

綜合資產負債表

於二零零七年十二月三十一日

	附註	二零零七年 千港元	二零零六年 千港元
非流動資產			
投資物業	17	**110,925**	81,589
物業、廠房及設備	18	**3,796**	4,712
預付租賃款項	19	**1,001**	2,424
於聯營公司之投資	20	**368,297**	–
可供出售投資	21	**849,923**	557,375
貸款票據	22	–	50,476
可轉換債券	23	–	6,626
		1,333,942	703,202
流動資產			
可供出售投資	21	**9,801**	–
貸款票據	22	**52,401**	–
持作出售之存貨－製成品		–	1,471
持作買賣之投資	24	**3,617,216**	1,690,510
應收賬項、按金及預付款項	25	**41,284**	33,708
應收貸款	26	**174,015**	123,598
可收回税項		**4,050**	3,543
有抵押銀行存款	27	**10,718**	–
銀行結餘及現金	27	**67,824**	58,007
		3,977,309	1,910,837
分類為待售之資產	28	–	134,419
		3,977,309	2,045,256
流動負債			
應付賬項及應計費用	29	**97,995**	55,480
客戶訂金及預收款項		**14,192**	31,283
其他借貸	30	**918,838**	170,100
衍生金融工具	31	**4,874**	–
應付税項		**171,033**	15,657
		1,206,932	272,520
分類為待售資產之相關負債	28	–	60,044
		1,206,932	332,564
流動資產淨值		**2,770,377**	1,712,692
		4,104,319	2,415,894

綜合資產負債表

於二零零七年十二月三十一日

	附註	二零零七年 千港元	二零零六年 千港元
資本及儲備			
股本	32	**2,762**	2,829
儲備		**4,097,685**	2,396,218
本公司權益持有人應佔之權益		**4,100,447**	2,399,047
少數股東權益		**3,872**	16,847
		4,104,319	2,415,894

載於第26至87頁之財務報表於二零零八年四月八日獲董事會批准及授權發佈,並由下列董事代表董事會簽署:

董事	*董事*
莊舜而女士	王炳忠拿督

綜合權益變動表

截至二零零七年十二月三十一日止年度

	本公司權益持有人應佔權益									
	股本 千港元	股份溢價 千港元	樓宇重估儲備 千港元 (附註)	投資重估儲備 千港元	資本贖回儲備 千港元	匯兌儲備 千港元	保留溢利 千港元	總額 千港元	少數股東權益 千港元	權益總額 千港元
於二零零六年一月一日	2,975	671,293	1,064	30,504	1,965	470	576,661	1,284,932	16,798	1,301,730
可供出售投資公允價值之變動	–	–	–	427,864	–	–	–	427,864	–	427,864
樓宇重估盈餘	–	–	210	–	–	–	–	210	–	210
因換算海外業務所產生之匯兌差異	–	–	–	–	–	499	–	499	–	499
直接於權益確認之淨收入	–	–	210	427,864	–	499	–	428,573	–	428,573
轉移至出售可供出售投資之溢利或虧損	–	–	–	(26,268)	–	–	–	(26,268)	–	(26,268)
本年度溢利	–	–	–	–	–	–	772,468	772,468	49	772,517
本年度確認收入總額	–	–	210	401,596	–	499	772,468	1,174,773	49	1,174,822
已付股息	–	–	–	–	–	–	(14,280)	(14,280)	–	(14,280)
股份購回	(146)	(46,232)	–	–	146	–	(146)	(46,378)	–	(46,378)
於二零零六年十二月三十一日	2,829	625,061	1,274	432,100	2,111	969	1,334,703	2,399,047	16,847	2,415,894
可供出售投資公允價值之變動	–	–	–	288,183	–	–	–	288,183	–	288,183
按公允價值轉移預付租賃款項至投資物業之盈餘	–	–	3,242	–	–	–	–	3,242	–	3,242
樓宇重估盈餘	–	–	520	–	–	–	–	520	–	520
應佔聯營公司之權益變動	–	–	–	–	–	5,944	–	5,944	–	5,944
因換算海外業務所產生之匯兌差異	–	–	–	–	–	2,123	–	2,123	–	2,123
直接於權益確認之淨收入	–	–	3,762	288,183	–	8,067	–	300,012	–	300,012
轉移至出售可供出售投資之溢利或虧損	–	–	–	596	–	–	–	596	–	596
本年度溢利	–	–	–	–	–	–	1,378,824	1,378,824	3,823	1,382,647
本年度確認收入總額	–	–	3,762	288,779	–	8,067	1,378,824	1,679,432	3,823	1,683,255
出售一間附屬公司	–	–	–	–	–	–	–	–	(16,798)	(16,798)
撤銷之前已確認為持作買賣之投資之公允價值變動	–	–	–	–	–	–	68,265	68,265	–	68,265
以往持有上聯水泥之權益變動(於附註20說明)	–	–	–	–	–	–	(74)	(74)	–	(74)
已付股息	–	–	–	–	–	–	(13,846)	(13,846)	–	(13,846)
股份購回(附註32)	(67)	(32,310)	–	–	67	–	(67)	(32,377)	–	(32,377)
於二零零七年十二月三十一日	2,762	592,751	5,036	720,879	2,178	9,036	2,767,805	4,100,447	3,872	4,104,319

附註：於二零零七年十二月三十一日，樓宇重估儲備中包括盈餘3,242,000港元，產生於重估樓宇轉移至預付租賃款項及預付租賃款項轉移至投資物業之公允價值。

綜合現金流量表

截至二零零七年十二月三十一日止年度

	二零零七年 千港元	二零零六年 千港元
經營業務		
除稅前溢利	**1,558,547**	784,044
調整項目：		
利息收入	**(10,060)**	(11,013)
物業、廠房及設備之折舊	**284**	389
出售物業、廠房及設備之虧損	**293**	–
存貨（撥回）減值	**(571)**	1,070
利息支出	**35,801**	10,897
預付租賃款項之攤銷	**25**	59
出售一間聯營公司之溢利	**–**	(1,740)
出售可供出售投資之虧損（溢利）淨額	**596**	(26,268)
持作買賣投資按公允價值之變動	**(1,259,479)**	(439,498)
貸款票據提早贖回的折價	**–**	3,962
投資物業按公允價值之變動	**(37,351)**	(6,856)
樓宇之重估盈餘	**(144)**	(387)
應佔聯營公司之虧損	**4,094**	–
衍生金融工具按公允價值之變動	**4,874**	–
營運資金變動前之經營現金流量	**296,909**	314,659
持作出售之存貨減少（增加）	**2,042**	(1,046)
持作買賣投資增加	**(691,999)**	(364,548)
應收賬項、按金及預付款項增加	**(7,576)**	(21,822)
應收貸款增加	**(50,417)**	(49,169)
應付賬項及應計費用增加	**42,515**	38,920
客戶訂金及預收款項（減少）增加	**(17,091)**	58,597
經營業務之現金流出	**(425,617)**	(24,409)
已付利息	**(35,801)**	(10,897)
已付稅款	**(21,031)**	(3,718)
經營業務之現金流出淨額	**(482,449)**	(39,024)

綜合現金流量表

截至二零零七年十二月三十一日止年度

	附註	二零零七年 千港元	二零零六年 千港元
投資業務			
出售一間附屬公司	38	**71,330**	–
已收利息		**8,135**	3,877
贖回可轉換債券所得款項		**6,626**	–
出售可供出售投資所得款項		**1,434**	42,122
收購聯營公司		**(273,484)**	–
購買可供出售投資		**(15,600)**	–
有抵押銀行存款(增加)減少		**(10,718)**	10,526
購買物業、廠房及設備		**(95)**	(101)
贖回貸款票據所得款項淨額		**–**	39,503
出售一間聯營公司所得款項		**–**	1,740
購買投資物業		**–**	(19,114)
購買可轉換債券		**–**	(6,626)
投資業務之現金(流出)流入淨額		**(212,372)**	71,927
融資業務			
新增貸款		**4,447,322**	1,451,630
償還貸款		**(3,698,584)**	(1,382,516)
股份購回		**(32,377)**	(46,378)
已付股息		**(13,846)**	(14,280)
融資業務之現金流入淨額		**702,515**	8,456
現金及現金等值增加淨額		**7,694**	41,359
外幣滙率轉變之影響		**2,123**	(171)
年初之現金及現金等值		**58,007**	16,819
年終之現金及現金等值, 代表銀行結餘及現金		**67,824**	58,007

綜合財務報表附註

截至二零零七年十二月三十一日止年度

1. 一般事項

本公司於百慕達註冊成立為一間受豁免有限公司，其股份在香港聯合交易所有限公司(「聯交所」)上市。本公司之註冊辦事處地址及主要營業地點已披露於本年報第2頁。

本綜合財務報表以港幣(「港幣」)呈列，與本公司之功能貨幣相同。

本公司為一間投資控股公司，其主要附屬公司之業務載於附註39。

2. 新訂及修訂香港財務報告準則之應用(「香港財務報告準則」)

於本年度，本集團首次採用由香港會計師公會(「香港會計師公會」)新頒佈之多條新準則、修訂及詮釋(「新香港財務報告準則」)，該等準則於本集團二零零七年一月一日開始之財政年度生效。

香港會計準則第1號(經修訂)	資本披露
香港財務報告準則第7號	財務工具：披露
香港(國際財務報表詮釋委員會)－詮釋第7號	根據香港會計準則第29號「惡性通貨膨脹經濟中的財務報告」採用重列法
香港(國際財務報表詮釋委員會)－詮釋第8號	香港財務報告準則第2號的範圍
香港(國際財務報表詮釋委員會)－詮釋第9號	重新評估嵌入式衍生工具
香港(國際財務報表詮釋委員會)－詮釋第10號	中期財務報告及減值

採納該等新香港財務報告準則對本年度或過往會計年度本集團之業績編製及呈列並無重大影響。因此，無須作出任何以往年度調整。

本集團已採納香港會計準則第1號(經修訂)及香港財務報告準則第7號之披露要求。新準則取代並修改先前於香港會計準則第32號某些資料之呈列規定及有關資料之比較是根據香港會計準則第1號(經修訂)及香港財務報告準則第7號之披露要求下已於本年度內第一次呈列。

綜合財務報表附註

截至二零零七年十二月三十一日止年度

2. 新訂及修訂香港財務報告準則之應用(「香港財務報告準則」)*(續)*

本集團並未提早應用下列已頒佈但尚未生效之新準則及修訂準則或詮釋。

香港會計準則第1號(修訂)	財務報表之呈列[1]
香港會計準則第23號(修訂)	借貸成本[1]
香港會計準則第27號(修訂)	綜合及獨立財務報表[2]
香港財務報告準則第2號(經修訂)	歸屬條件及取消[1]
香港財務報告準則第3號(修訂)	業務合併[2]
香港財務報告準則第8號	經營分類[1]
香港(國際財務報告詮釋委員會)－詮釋第11號	香港財務報告準則第2號－集團及庫存股份交易[3]
香港(國際財務報告詮釋委員會)－詮釋第12號	特許權服務安排[4]
香港(國際財務報告詮釋委員會)－詮釋第13號	客戶忠誠度計劃[5]
香港(國際財務報告詮釋委員會)－詮釋第14號	香港會計準則第19號:定額利益資產的限制、最低資金要求和兩者的互相關係[4]

[1] 於二零零九年一月一日或其後開始之年度期間生效。

[2] 於二零零九年七月一日或其後開始之年度期間生效。

[3] 於二零零七年三月一日或其後開始之年度期間生效。

[4] 於二零零八年一月一日或其後開始之年度期間生效。

[5] 於二零零八年七月一日或其後開始之年度期間生效。

本公司董事預期除了香港財務報告準則第3號(修訂)之業務合併及香港會計準則第27號(修訂)之綜合及獨立財務報表外,採用此等準則及詮釋將不會對本集團之業績或財務狀況造成任何重大影響。採納香港財務報告準則第3號(修訂)可能會影響其收購日期為二零零九年七月一日或之後開始首個年報期之開始日期或之後業務合併之會計處理。香港會計準則第27號(修訂)將會影響有關母公司於附屬公司所擁有權益變動(不會導致失去控制權)之會計處理,該變動將列作股權交易。

綜合財務報表附註

截至二零零七年十二月三十一日止年度

3. 主要會計政策

誠如下列會計政策所述，綜合財務報表乃按歷史成本基準編製，惟若干物業及金融工具按公允價值計算者除外。

綜合財務報表乃根據香港會計師公會所頒佈之香港財務報表準則編製。此外，綜合財務報表載列聯交所證券上市規則及公司條例規定之適用披露。

綜合基準

綜合財務報表由本公司及其所控制的機構（即附屬公司）之財務報表組成。控制是指本公司有權力掌管該機構之財務及營運政策，從而受惠於其經營活動。

於年內所收購或出售之附屬公司，其業績乃由收購日期起或至出售日期止（如適用）計算在綜合收益表內。

如有需要，本集團會對附屬公司之財務報表作出調整，使其會計政策與本集團其他成員公司所採用者保持一致。

所有集團內交易、結餘、收入及支出均於綜合賬目內抵銷。

少數股東權益於綜合附屬公司所佔的淨資產與本集團所佔之權益分開列賬。少數股東權益於淨資產之權益包括其於原業務合併日期之應佔數額及在合併日期以來少數股東應佔權益的變動。倘少數股東所佔的虧損超越少數股東於附屬公司應佔的股本權益，除非該少數股東須受約束性責任及有能力支付額外資金以彌補附屬公司的虧損，否則該虧損餘額應由集團承擔。

綜合財務報表附註

截至二零零七年十二月三十一日止年度

3. 主要會計政策*(續)*

收入確認

收入按已收及應收代價公平值計量。即於日常業務中之貨物銷售及證券買賣及投資，扣除折扣及銷售相關稅項之應收款項。

證券買賣乃在執行有關交易時予以確認。

貨品銷售額乃在貨品付運及擁有權經已轉移時予以確認。

投資之股息收入乃在確定本集團可收取有關款項之權利時予以確認。

金融資產產生之利息收入乃按時間基準，並參照尚未償還本金額及按適用之實際利率計算，而該實際利率乃按金融資產之預期可使用年期將估計未來現金收入實際折算至該資產之賬面淨值之比率。

投資物業

投資物業是指持作賺取租金／或資本增值的物業。

投資物業於首次確認時按成本(包括所有有關的直接支出)計量。於首次確認後，投資物業按公允價值模式入賬。公允價值變動所產生之收益或虧損直接於產生期間確認為損益。

投資物業於出售或永久停用或預期將其出售不會帶來未來經濟利益時取消確認。取消確認資產所產生之任何溢利或虧損(以出售所得款項淨額與資產賬面值之差額計算)計入取消確認該項目之年度內之綜合收益表中。

綜合財務報表附註

截至二零零七年十二月三十一日止年度

3. 主要會計政策(續)

物業、廠房及設備

物業、廠房及設備(在建工程除外)均按成本值或公允價值減除累計折舊及累計減值虧損列賬。

在建工程包括物業、廠房及設備,在工程分類上被定為用作生產或自用。在建工程以成本扣除已確認減值虧損列賬。當工程完成或準備自用時,在建工程須合適地分類為物業、廠房及設備。當該資產可作既定用途時,其折舊開始計算並與其他物業資產折舊計算方法相同。

樓宇用作生產或提供產品或服務,或用作行政用途,乃按其重估值(於重估日期之公允價值減除其後出現之任何累計折舊及任何其後之累計減值虧損)列於資產負債表。重估工作定期進行,頻密程度以足夠令賬面值不致大幅偏離於資產負債表結算日之公允價值為準。

任何因樓宇之重估所產生之增值均撥入樓宇重估儲備內,因重估樓宇而致賬面淨值減少之價值須以支出形式扣除,除因相同之資產於以往重估時而引致之重估減值已確認為支出,此等重估增值需撥入綜合收益表中但不能超越以往之減值支出。因重估樓宇而致賬面值減少之數額須以支出形式處理,惟以超出以往就重估資產而撥入樓宇重估儲備之餘額(如有)為限。在日後出售或收回經重估後的樓宇時,應計重估增值均轉撥至保留溢利。

物業、廠房及設備(在建工程中之土地及物業除外)之折舊以直線法,按該資產估計可使用之年期撇銷其成本值或其公允價值。

當物業、廠房及設備連同有關之預付租賃款項(如有)轉移至投資物業,於轉移當日,此項目任何賬面值與公允價值間之差額,會於樓宇重估儲備內確認。當此資產出售或退下來之後,有關之重估儲備將直接轉撥至保留溢利。

物業、廠房及設備項目於出售時或當繼續使用該資產預期不會產生任何未來經濟利益時取消確認。資產取消確認所產生之任何收益或虧損(按該項目之出售所得款項淨額及賬面值間之差額計算)於該項目取消確認之年度計入綜合收益表。

綜合財務報表附註

截至二零零七年十二月三十一日止年度

3. 主要會計政策 *(續)*

聯營公司之投資

聯營公司指本集團對其行使重大影響而並非附屬公司或合營公司權益之實體。

聯營公司之業績、資產及負債會以會計權益法於綜合財務報表中綜合入賬。根據權益法，於聯營公司之投資乃按成本於綜合資產負債表中列賬，並就本集團分佔該聯營公司於收購後之淨資產變動作出調整，以及減去任何已識別之減值虧損。當本集團分佔某聯營公司之虧損相等於或超出其於該聯營公司之權益（包括任何長期權益，而該長期權益實質上構成本集團於該聯營公司之投資淨額之一部份），則本集團不再繼續確認其分佔之進一步虧損。額外分佔之虧損乃被撥備，而負債僅以本集團已產生法定或推定責任或代表該聯營公司作出付款者為限被確認。

收購成本超逾於收購日期所確認本公司應佔聯營公司可識別資產、負債及或然負債之公允值淨值之任何金額，將確認為商譽。商譽計入投資賬面值內，並會作為投資一部分評估減值。

於重新評估後，本集團任何所分佔可識別資產、負債及或然負債超逾收購成本之金額，即時於損益中確認。

當集團公司與本集團聯營公司進行交易，任何盈虧將按本集團應佔相關聯營公司權益的水平予以對銷。

就涉及購買大量股份而有關投資過往以公允價值列賬且公允價值變動計入損益中之聯營公司收購事項，過往持有之擁有權權益之累計公允價值變動乃分別透過損益及保留溢利撥回。於各項交換交易後，投資公司之損益、投資公司之保留溢利變動及其他股本結餘會分別計入損益、保留溢利或相關之儲備中，以與過往持有之擁有權權益相關者為限。

綜合財務報表附註

截至二零零七年十二月三十一日止年度

3. 主要會計政策(續)

持作銷售之非流動資產

倘非流動資產及出售組別的賬面值可主要透過銷售交易(而非透過持續使用)收回,則會將其分類為持作銷售。上述條件僅會於極有可能進行銷售,且有關資產(出售組別)能即時以其現狀出售時視為達成。

分類為持作銷售的非流動資產(及出售組別)乃以資產(出售組別)過往的賬面值與公允價值(扣除銷售成本)的較低者計量。

預付租賃款項

經營租賃下的土地預付租賃款項乃於租期內以直線法在綜合收益表內扣除。

金融工具

當某集團實體成為工具合同條文之訂約方時,金融資產及金融負債於資產負債表確認。金融資產及金融負債按公允價值首次確認。收購或發行金融資產及金融負債而直接應佔之交易成本(透過損益按公允價值處理之金融資產及金融負債除外)乃於首次確認時加入金融資產或金融負債之公允價值或自金融資產或金融負債之公允價值內扣除(如合適)。收購透過損益按公允價值處理之金融資產或金融負債而直接應佔之交易成本即時於損益賬內確認。

金融資產

本集團之金融資產歸入下列三個類別之其中一個,包括以透過損益按公允價值處理之金融資產、貸款及應收款項及可供出售之金融資產。所有定期購買或出售金融資產乃按交易日基準確認及取消確認。定期購買或出售乃購買或銷售金融資產,並要求於市場上按規則或慣例設定之時間框架內付運資產。就各類金融資產所採納之會計政策乃載於下文。

綜合財務報表附註

截至二零零七年十二月三十一日止年度

3. 主要會計政策（續）

金融工具（續）

金融資產（續）

實際利率法

實際利率法乃是一種用以計算金融資產或金融負債之攤銷成本及於相關期間內攤分利息收入的方法。實際利率指能實際於該項金融工具的預計可使用年期或（如適用）較短期間折現預計未來現金收入（包括所有合約內交易雙方所收取或支付構成整體實際利息一部分之費用、交易成本及所有溢價或折讓）之利率。

就債務工具而言，收入按實際利率基準確認。

金融資產分類為持作買賣如：

- 收購之主要目的是於不久將來出售；
- 此乃衍生工具已識別組合之部份，本集團會一併管理，並有最近獲得盈利之實際模式；或
- 此乃一項未有指定及非有效的對沖工具。

於首次確認後之各結算日，按公允價值計算之持作買賣之投資，公允價值之變動乃於產生期間直接確認於損益表內。確認於損益的淨收益或虧損不包括金融資產所賺取的任何股息或利息。

貸款及應收款項

貸款及應收款項乃於現行市場所報之固定或可釐定付款之非衍生金融工具。於首次確認後各結算日，貸款及應收款項包括貸款票據、有借款成分之可轉換債券、應收賬項、應收貸款、有抵押銀行存款及銀行結餘，均按採用實際利率法計算之已攤銷成本減任何已識別減值虧損入賬。

綜合財務報表附註

截至二零零七年十二月三十一日止年度

3. 主要會計政策 *(續)*

金融工具 ***(續)***

金融資產 ***(續)***

可供出售之金融資產

可供出售之金融資產為非衍生項目，其須指定為可供出售金融資產或未有劃分為貸款及應收款項、持有至到期之衍生工具或透過損益按公允價值處理之金融資產。於首次確認後各結算日，可供出售金融資產按公允價值計算。公允價值之變動於權益確認，直至該金融資產被出售或決定有所減值，屆時過往於權益確認之累計收入或虧損會自權益剔除，並於損益賬確認。

金融資產之減值

除了持作買賣之投資的金融資產外，金融資產於各結算日評估減值指標。倘有客觀憑證因一項或多項事故於首次確認金融資產後出現而導致該金融資產減值，其估計未來現金流量已受影響。

就可供出售之股本投資而言，相關投資之公允值出現重大或長期下跌並低於其成本，可考慮為減值之客觀憑證。

就所有其他金融資產而言，減值之客觀憑證可以包括：

- 發行人或交易方出現重大財政困難；
- 拖欠或逾期支付利息或本金；或
- 可能出現借貸人將陷入破產或財務重組。

對若干類別的金融資產而言，並無個別被評估為已減值的資產將其後按組合基準評估減值。應收賬項組合減值的客觀證據可包括本集團過往的收款經驗及國家或本地可觀察到的經濟情況改變，此會引身致應收賬項之違約。

綜合財務報表附註

截至二零零七年十二月三十一日止年度

3. 主要會計政策 *(續)*

金融工具 ***(續)***

金融資產(續)

金融資產之減值 *(續)*

就按攤銷成本列賬之金融資產而言，倘客觀憑證指出資產出現減值，則減值虧損會於損益內確認，並按資產賬面值與按原本實際利率折讓之估計未來現金流量之現值的差額計算。

除了應收賬項及應收貸款之賬面值調減透過使用撥備賬目，所有金融資產之賬面值直接調減其減值虧損。撥備賬目之賬面值變動於損益中確認。倘考慮到應收賬項及應收貸款不能收回，該賬項乃在其撥備賬目中對銷，其後能收回以前已撇銷之金額則計入損益。

就按攤銷成本列賬之金融資產而言，倘於後期減值虧損之金額減少及該減少能客觀地與確認減值後發生的事項相關，則以前已確認之減值虧損可於損益內撥回，惟減值撥回當日之資產賬面值不得超過如無確認減值時之攤銷成本。

可供出售之股本投資之減值虧損將不會於以後期間撥回。減值虧損後的任何公允價值增幅直接於股本權益確認。

金融負債及股本權益

由集團實體發行之金融負債及股本權益工具乃根據合同安排之性質與金融負債及股本權益工具之定義分類。

股本權益工具乃證明集團於扣減所有負債後之資產中擁有剩餘權益之任何合同。就金融負債及股本權益工具所採納之會計政策乃載於下文。

綜合財務報表附註

截至二零零七年十二月三十一日止年度

3. 主要會計政策*(續)*

金融工具*(續)*

金融負債及股本權益(續)

實際利率法

實際利率法乃計算金融負債之攤銷成本及於有關期間攤分利息支出之方法。實際利率為實際於該項金融負債的預計年期或(如適用)較短期間折現估計未來現金付款的利率。

利息支出按實際利率基準確認。

金融負債分類為持作買賣如:

- 此負債產生之主要目的是於不久將來購回;
- 此乃衍生工具已識別組合之部份,本集團會一併管理,並有最近獲得盈利之實際模式;或
- 此乃一項未有指定及非有效的對沖工具。

其他金融負債

其他金融負債包括應付賬項及其他借貸,乃採用實際利率法按攤銷成本計算。

股本權益工具

本公司之發行股本權益工具以收取代價扣除直接發行成本記錄。

綜合財務報表附註

截至二零零七年十二月三十一日止年度

3. 主要會計政策（*續*）

金融工具（*續*）

衍生金融工具

衍生金融工具初步以訂立衍生工具合約當日的公允價值計量，其後則以其於各結算日的公允價值重新計量。因此而導致的盈利或虧損將即時於損益表內確認。

嵌入式衍生工具

倘非衍生主合約的嵌入式衍生工具的風險與特性與主合約的風險及特質類似，且主合約並非以公允價值計量，則會視為獨立衍生工具處理，而公允價值變動將於損益中確認。

取消確認

若從資產收取現金流量之權利已到期，或金融資產已轉讓及本集團已將其於金融資產擁有權之絕大部份風險及回報轉移，則金融資產將被取消確認。於取消確認金融資產時，資產賬面值與已收代價及已直接於權益確認之累計損益之總和之差額，將於損益中確認。

金融負債被取消確認，當有關合約之特定責任獲解除、取消或到期。取消確認之金融負債賬面值與已付代價之差額，包括任何非現金資產或負債承擔，乃於損益中確認。

存貨

存貨按成本或可變現淨值兩者間之較低者列賬。成本乃按加權平均法計算。

綜合財務報表附註

截至二零零七年十二月三十一日止年度

3. 主要會計政策 *(續)*

減值虧損

於各結算日，本集團均會審閱其資產之賬面值，藉以確認該等資產有否出現減值虧損。倘本集團估計某項資產之可收回金額低於其賬面值，則該項資產之賬面值須減低至其可收回金額。減值虧損將即時確認為開支，除非有關資產根據另一準則以重估金額列賬，則上述減值虧損將根據該準則視為重估減值。

倘某項減值虧損其後撥回，則該項資產之賬面值須增至其可收回金額之經修訂估計數額，惟增加後之賬面值不得超過以往年度資產並無確認減值虧損而釐定之賬面值。撥回減值虧損將即時確認為收入，除非有關資產根據另一項準則以重估金額列賬，則撥回減值虧損將根據該準則被視為重估增值。

稅項

所得稅支出乃指本期應付稅項加上遞延稅項之總額。

本期應付稅項乃按本期間之應課稅溢利計算。由於應課稅溢利不包括於其他期間應課稅或可獲減免之收支項目，亦不包括利潤表內毋須課稅或不獲減免之項目，故應課稅溢利與利潤表所列示之淨溢利有所不同。

遞延稅項指就財務報表表所載資產負債與計算應課稅溢利所採用之相應稅基，兩者賬面值間之差異而預期應付或可收回之稅項，並採用資產負債表負債法計算。一切應課稅臨時差異一般確認為遞延稅項負債，及倘應課稅溢利可能足以抵銷可獲減免之臨時差異，則確認為遞延稅項資產。倘因商譽（或負商譽）或初步確認（業務綜合除外）交易之其他資產負債而產生之臨時差異不會影響應課稅溢利或會計溢利，則有關資產及負債不予確認。

遞延稅項資產之賬面值會於各結算日審核，及調低至再無可能有應課稅溢利足以撥回全部或部份資產。

遞延稅項乃按預期於償還負債或變現資產期間適用之稅率計算。遞延稅項將於損益表扣除或計入損益表，除非遞延稅項與直接於權益扣除或計入權益之項目有關，在此情況下則遞延稅項亦計入權益內。

綜合財務報表附註

截至二零零七年十二月三十一日止年度

3. 主要會計政策 *(續)*

借貸成本

所有借貸成本於產生之期間列入綜合收益表之融資成本內。

租賃

如果租賃條款在實質上將與資產擁有權有關的所有風險和報酬轉讓給承租人，該租賃則歸類為融資租賃。所有其他租賃則歸類為經營租賃。

本集團作為出租人

從經營租賃得到之租金，以直線法按有關租賃予以確認。

本集團作為承租人

根據經營租賃下之應付租金包括土地的租賃利息，以直線法按有關租賃期於損益表內扣除。作為訂立經營租賃之獎勵而已收及應收之利益，均於租期按直線法確認為租金支出之減少。

租約土地及樓宇

就租賃分類而言，租賃土地及樓宇中土地及樓宇部份乃分開計算，除非租金支出無法可靠地在土地及樓宇部份之間作出分配，則在此情況下，整項租約通常會當作融資租賃處理，並列作物業、廠房及設備。倘能可靠分配租金支出，土地的租約權益則列作經營租賃。

退休福利計劃

向本集團之界定供款計劃或強積金計劃支付之款項，均於到期時作為開支扣除。

綜合財務報表附註

截至二零零七年十二月三十一日止年度

3. 主要會計政策(續)

外幣

於編製各個別集團實體之財務報表時,以該實體功能貨幣以外之貨幣(外幣)進行之交易均按交易日期之適用匯率換算為功能貨幣(即該實體主要經營之經濟地區之貨幣)記賬。於各結算日,以外幣為定值之貨幣項目均按結算日之適用匯率重新換算。按公允價值以外幣定值之非貨幣項目乃按於公允價值釐定當日之適用匯率重新換算。按外幣歷史成本計量之非貨幣項目毋須重新換算。

於結算及換算貨幣項目時產生之匯兑差額均於彼等產生期間內於損益賬中確認。惟因貨幣項目(形成本公司於海外業務之投資淨額之一部分)而產生之匯兑差額除外,在這情況下,有關匯兑差額乃於綜合財務報表之權益內確認。以公允價值定值之非貨幣項目經重新換算後產生之匯兑差額於該期間列作損益,惟換算直接於權益內確認盈虧之非貨幣項目產生之差額除外,在此情況下,匯兑差額亦直接於權益內確認。

就呈列綜合財務報表而言,本集團海外經營業務之資產及負債乃按於結算日之適用匯率換算為本公司之列賬貨幣(即港元),而其收入及支出乃按該年度之平均匯率進行換算,除非匯率於該期間內出動大幅波動則作別論,於此情況下,則採用交易當日之適用匯率。所產生之匯兑差額(如有)乃確認作權益之獨立部份(匯兑儲備)。該等匯兑差額乃於海外業務被出售期間在損益賬內確認。

4. 主要不確定估計來源

下文詳述有關日後主要假設及於結算日估計不明朗因素之其他主要來源,而該等假設及不確定估計或會造成須對下一個財政年度之資產賬面值作出重大調整之重大風險。

利得税

於二零零七年十二月三十一日,於本集團之綜合資產負債表中已確認無遞延税項資產及有關未動用税項虧損及可予扣減之暫時差異分別約744,000,000港元(二零零六年:1,235,000,000港元)及9,400,000港元(二零零六年:34,000,000港元)。變現遞延税項資產主要有賴於是否有足夠未來溢利或將來可供利用之應課税暫時差額而定。倘產生之未來實際溢利乃多於預期溢利,而該未來溢利會於有關撥回發生期間之綜合收益表內確認。

綜合財務報表附註

截至二零零七年十二月三十一日止年度

5. 財務工具

資金風險管理

本集團管理其資金，以確保本集團將能夠以持續經營方式營運，同時亦透過達致債務與股本之間最佳的平衡而為利益相關者爭取最大回報。本公司董事視股本及保留溢利為本集團之資金。本集團整體策略跟過往年度保持不變。

本公司董事以考慮資金成本及各級別資金相關之風險來檢閱其資本結構。根據董事之建議，本集團將會透過支付股息、發行新股及購回股份，甚至發行新債或償還現有債務，以平衡其整體資本結構。

金融工具之類別

	二零零七年 **千港元**	二零零六年 千港元
金融資產		
持作買賣之投資	**3,617,216**	1,690,510
貸款及應收款項（包括現金及現金等值）	**345,722**	214,606
可供出售之金融資產	**859,724**	557,375
金融負債		
攤銷成本	**952,574**	217,736
持作買賣之金融負債	**4,874**	–

財務風險管理目標及政策

本集團之主要金融工具包括股本投資、貸款票據、可轉換債券、應收貸款、應收賬項、應付賬項、其他借貸及銀行結餘。該等金融工具之詳情已於相關附註中作出披露。與此等金融工具相關之風險，以及減低此等風險之政策列載於下文。管理層管理及監察此等風險，以確保能即時及有效地採取適當措施。

綜合財務報表附註

截至二零零七年十二月三十一日止年度

5. 財務工具 *(續)*

財務風險管理目標及政策 *(續)*

市場風險

貨幣風險

外匯風險為有關應收貸款、按金及與銀行及金融機構之其他借貸，其貨幣單位為外幣，因外滙滙率之不利變動而產生虧損之風險。本集團並無外幣對沖政策。然而，管理層會密切監察相關外滙風險，並於有需要時考慮對沖重大外滙風險。

於報告日期，本集團以外幣計值的貨幣資產及貨幣負債的賬面值如下：

	資產		負債	
	二零零七年	二零零六年	**二零零七年**	二零零六年
	千港元	千港元	**千港元**	千港元
美元	**130,921**	80,225	**11,014**	–
人民幣	**107,221**	81,512	**–**	–

敏感度分析

因港元與美元掛鈎，本集團預期美元兑港元之滙率不會有重大變動。

下表詳列因應本集團對港元兑人民幣升值及減值5%之敏感度，而其他所有變數則保持不變。5%為管理層對滙率可能合理變動之評估所採用之敏感度利率。敏感度分析僅包括以人民幣計算之尚未平倉貨幣項目，並於期末調整其兑換以反映人民幣滙率之5%變動，下列正數表示人民幣兑港元出現人民幣升值5%所導致的溢利增加。倘人民幣兑港元出現人民幣貶值5%，將會對年度溢利造成相等及相反之影響。

	二零零七年	二零零六年
	千港元	千港元
年度溢利增加	**5,361**	4,075

綜合財務報表附註

截至二零零七年十二月三十一日止年度

5. 財務工具(續)

財務風險管理目標及政策(續)

市場風險(續)

價格風險

(i) 股票價格風險

本集團藉着其可供出售投資及持作買賣之投資,須承受股票價格風險。管理層透過維持不同風險組合之股本投資以管理此項風險。

敏感度分析

於本報告日,以下的敏感度分析乃根據股價風險釐定。

若各權益工具的價值上升／下降5%,而其他所有變數保持不變,本集團:

- 截至二零零七年十二月三十一日之溢利將因持至到期買賣之投資之公允價值變動而增加／減少180,861,000港元(二零零六年:增加／減少84,526,000港元);及

- 投資重估儲備將因可供出售投資之公允價值變動而增加／減少41,088,000港元(二零零六年:增加／減少26,805,000港元)

綜合財務報表附註

截至二零零七年十二月三十一日止年度

5. 財務工具（續）

財務風險管理目標及政策（續）

市場風險（續）

價格風險（續）

(ii) 非金融項目的外幣風險

本集團從事證券買賣及投資，其主要貨幣單位為外幣，因此須承受外幣價格風險。本集團約15%之證券買賣的貨幣單位為非本集團之功能貨幣。

於本報告日，本集團以外幣計值的持作買賣之投資及可供出售投資的賬面值如下：

	二零零七年	二零零六年
	千港元	千港元
美元	**66,740**	20,737
澳元	**186,330**	482,620
馬來西亞林吉特	**97,483**	57,701
新台幣	**263,909**	115,607

敏感度分析

下表詳列因應本集團對港元兌外幣升值或減值5%，而其他所有變數保持不變之敏感度。美元並不包括於此敏感度分析。因港元與美元掛鉤，本集團預期美元兌港元之滙率不會有重大變動，5%為管理層對滙率可能合理變動之評估所採用之敏感度利率。下列正數表示外幣兌港元出現外幣升值5%所導致的溢利增加。倘外幣兌港元出現外幣貶值5%，將會對年度溢利及投資重估儲備造成相等及相反之影響。

	二零零七年	二零零六年
	千港元	千港元
年度溢利增加	**14,191**	27,016
年度投資重估儲備增加	**13,195**	5,780

綜合財務報表附註

截至二零零七年十二月三十一日止年度

5. 財務工具（續）

財務風險管理目標及政策（續）

市場風險（續）

利率風險

本集團的公允價值利率風險主要涉及定息貸款票據，定息可轉換債券及應收定息貸款。而本集團的現金流量利率風險主要涉及應收浮息貸款及其他借貸。

本集團現時並無利率對沖政策。然而，管理層會密切監察相關利率風險，並於有需要時考慮對沖重大利率風險。

本集團所面臨之財務負債利率風險之詳情載於本附註之流動資金風險管理部分。本集團之現金流量利率風險主要集中本集團之應收浮息貸款及其他浮息借貸所帶來之利率浮動。

倘應收貸款及其他借貸之利率增加／減少100基點，本集團之溢利會減少／增加9,168,000港元（二零零六年：1,679,000港元）。此主要為應收貸款及其他借貸所帶來之增加。

信貸風險

本集團之信貸風險主要來自應收賬項、貸款票據、可轉換債券、應收貸款及銀行結餘。

倘對方於二零零七年十二月三十一日未能履行彼等之承擔，則本集團就每類已確認金融資產而須承受之最大信貸風險已於綜合資產負債表列值之資產之賬面金額反映。

本集團的銀行結餘存放於具有高信貸評級的香港銀行。

由於貸款票據、可轉換債券及應收貸款的信貸風險均主要源自若干有限責任交易方，故本集團於貸款票據、可轉換債券及應收貸款方面具有過渡集中的信貸風險。除此之外，由於貿易應收賬項的風險分散於若干交易方及客戶，故應收貿易賬項並無過渡集中的信貸風險。

為了盡量減低信貸風險，管理層已指派一支隊伍負責釐定信貸風險、信貸批核及其他監督程序。此外，管理層定期審核各個別貿易債務之應收賬項、貸款票據、可轉換債券及應收貸款，確保就不可收回債務提供足夠減值虧損確認。為此，管理層認為本集團已大幅減低信貸風險。

綜合財務報表附註

截至二零零七年十二月三十一日止年度

5. 財務工具(續)

財務風險管理目標及政策(續)

流動資金風險

管理流動資金風險方面,本集團會監察及維持現金及現金等值項目於管理層視為充足的水平,以應付本集團營運所需,並可減少現金流量波動之影響。管理層會監察借貸之運用,以確保符合貸款承諾。

下表詳列本集團非衍生金融負債剩餘合約到期之情況。關於衍生金融工具,本集團於一年內有約81,689,000港元之合約現金流量作為上市證券付款。

關於非衍生金融負債,下表乃根據本集團須償付的最早日期,按金融負債的未折現現金流量編製,當中包括利息及本金的現金流量。

	加權平均實際利率	於要求時償還	少於一個月	一至三個月	三個月至一年	總未折現現金流	於年底賬面值
	%	千港元	千港元	千港元	千港元	千港元	千港元
於二零零七年十二月三十一日							
非衍生金融負債							
應付賬項	**-**	**-**	**29,826**	**380**	**3,530**	**33,736**	**33,736**
其他借貸	**最優惠利率**						
一浮息	**加差價**	**918,838**	**-**	**-**	**-**	**918,838**	**918,838**
		918,838	**29,826**	**380**	**3,530**	**952,574**	**952,574**
於二零零六年十二月三十一日							
非衍生金融負債							
應付賬項	-	-	14,762	400	32,474	47,636	47,636
其他借貸	最優惠利率						
一浮息	加差價	170,100	-	-	-	170,100	170,100
		170,100	14,762	400	32,474	217,736	217,736

綜合財務報表附註

截至二零零七年十二月三十一日止年度

5. 財務工具 *(續)*

公允價值

金融資產及金融負債的公允價值乃根據下列方式釐訂：

- 於活躍市場中以標準條款及條件買賣的金融資產的公允價值，乃參考市場所報的賣出價釐訂；而單位信託的公允價值已參考已刊發的報價釐訂；
- 其他金融資產及金融負債(不包括衍生工具)的公允價值乃按照普遍接納的定價模式，輸入按以相關的適用市場利率得出的貼現現金流分析釐訂；及
- 期權衍生工具之公允價值乃採用期權定價模式(例如二項模式)進行估計。

董事認為，於綜合財務報表入賬的金融資產及金融負債的賬面值與其公允價值相約。

6. 營業額(不包括證券買賣)

	二零零七年 千港元	二零零六年 千港元
上市投資之股息收入	**36,512**	17,717
應收貸款之利息收入	**14,023**	9,071
租金收入	**4,780**	3,801
	55,315	30,589

綜合財務報表附註

截至二零零七年十二月三十一日止年度

7. 業務及地區資料

業務分項

本集團現時分為三大營運業務，分別是證券買賣及投資、財務服務和物業投資。上述三大業務乃本集團滙報主要分項資料所按之基準。

本集團亦參與流動電話分銷業務，該業務於二零零七年三月三十一日終止經營(見附註13)。

關於此等業務之分項資料呈列如下：

截至二零零七年十二月三十一日止年度

	持續經營業務				已終止經營業務	
	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	總額 千港元	流動電話分銷 千港元	綜合 千港元
出售持作買賣之投資之款項總額	2,234,125	-	-	2,234,125	-	2,234,125
收入	36,512	14,023	4,780	55,315	7,681	62,996
業績						
分項業績	1,605,287	13,898	43,402	1,662,587	(2,087)	1,660,500
應佔聯營公司之虧損				(4,094)	-	(4,094)
未分攤之其他收入				11,359	586	11,945
未分攤之公司支出				(74,003)	-	(74,003)
融資成本				(35,801)	-	(35,801)
除稅前溢利				1,560,048	(1,501)	1,558,547
稅項支出				(175,873)	(27)	(175,900)
本年度溢利				1,384,175	(1,528)	1,382,647

綜合財務報表附註

截至二零零七年十二月三十一日止年度

7. 業務及地區資料(續)

業務分項(續)

截至二零零七年十二月三十一日止年度(續)

	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	綜合 千港元
綜合資產負債表				
資產				
分項資產	4,564,299	174,253	115,722	4,854,274
於聯營公司之投資				368,297
未分攤之公司資產				88,680
綜合總資產				5,311,251
負債				
分項負債	955,935	15,861	2,301	974,097
未分攤之公司負債				232,835
綜合總負債				1,206,932

	持續經營業務				已終止經營業務		
	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	總額 千港元	流動電話分銷 千港元	未分攤 千港元	綜合 千港元
其他資料							
資本開支	-	-	-	-	-	95	95
折舊	-	-	139	139	18	127	284
出售物業、廠房及設備之虧損	-	-	-	-	293	-	293
存貨減值撥回	-	-	-	-	(571)	-	(571)

綜合財務報表附註

截至二零零七年十二月三十一日止年度

7. 業務及地區資料（續）

業務分項（續）

截至二零零六年十二月三十一日止年度

	持續經營業務				已終止經營業務	
	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	總額 千港元	流動電話分銷 千港元	綜合 千港元
出售持作買賣之投資之款項總額	1,132,153	–	–	1,132,153	–	1,132,153
收入	17,717	9,071	3,801	30,589	67,098	97,687
業績						
分項業績	835,379	8,832	9,081	853,292	(4,856)	848,436
出售一間聯營公司之溢利				1,740	–	1,740
樓宇之重估盈餘				387	–	387
未分攤之其他收入				2,322	148	2,470
未分攤之公司支出				(58,092)	–	(58,092)
融資成本				(10,895)	(2)	(10,897)
除税前溢利				788,754	(4,710)	784,044
税項支出				(11,432)	(95)	(11,527)
本年度溢利				777,322	(4,805)	772,517

綜合財務報表附註

截至二零零七年十二月三十一日止年度

7. 業務及地區資料（*續*）

業務分項（*續*）

截至二零零六年十二月三十一日止年度（*續*）

	持續經營業務				已終止經營業務	
	證券買賣及投資	財務服務	物業投資	總額	流動電話分銷	綜合
	千港元	千港元	千港元	千港元	千港元	千港元
綜合資產負債表						
資產						
分項資產	2,332,833	127,585	88,529	2,548,947	10,232	2,559,179
分類為待售之資產	–	–	134,419	134,419	–	134,419
未分攤之公司資產						54,860
綜合總資產						2,748,458
負債						
分項負債	215,280	2,658	11,138	229,076	5,083	234,159
分類為待售資產之相關負債	–	–	60,044	60,044	–	60,044
未分攤之公司負債						38,361
綜合總負債						332,564

	持續經營業務				已終止經營業務		
	證券買賣及投資	財務服務	物業投資	總額	流動電話分銷	未分攤	綜合
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
其他資料							
資本開支	–	–	19,114	19,114	89	12	19,215
折舊	–	–	141	141	92	156	389
存貨減值	–	–	–	–	1,070	–	1,070

綜合財務報表附註

截至二零零七年十二月三十一日止年度

7. 業務及地區資料*(續)*

地區分項

本集團之經營業務分佈於香港及中國內地(「中國」)。

本集團之證券買賣及投資以及財務服務業務在香港進行。投資物業的租金收入來自香港及中國。

以下列表提供本集團按市場地區收入之分析:

	按市場地區之持續經營收入	
	二零零七年	二零零六年
	千港元	千港元
香港	**52,754**	28,651
中國	**2,561**	1,938
	55,315	30,589

來自本集團已終止經營業務之流動電話分銷收入,主要來自香港(二零零七年:7,681,000港元,二零零六年:67,098,000港元)。

以下為按照資產分佈之地區,以分項資產之賬面值、投資物業及物業、廠房及設備之增加之分析:

	分項資產之賬面值		投資物業,物業、廠房及設備之增加	
	於二零零七年十二月三十一日	於二零零六年十二月三十一日	**截至二零零七年十二月三十一日止年度**	截至二零零六年十二月三十一日止年度
	千港元	千港元	**千港元**	千港元
香港	**4,817,114**	2,490,594	**95**	19,215
中國	**37,160**	68,585	**–**	–
	4,854,274	2,559,179	**95**	19,215



綜合財務報表附註

截至二零零七年十二月三十一日止年度

8. 投資之溢利淨額

	二零零七年 千港元	二零零六年 千港元
持作買賣之投資按公允價值之變動(附註a)	**1,579,182**	777,369
衍生金融工具按公允價值之變動(附註b)	**(17,716)**	1,594
出售可供出售投資之(虧損)溢利淨額	**(596)**	26,268
提早購回貸款票據之折扣(附註c)	**–**	(3,962)
	1,560,870	801,269

附註:

(a) 包括在持作買賣之投資按公允價值之變動,約319,703,000港元(二零零六年:337,871,000港元)為出售持作買賣之投資之已變現溢利淨額。

(b) 包括在衍生金融工具按公允價值之變動,約12,842,000港元(二零零六年:溢利1,594,000港元)為衍生工具之已變現虧損淨額。

(c) 截至二零零六年十二月三十一日止年度,本集團以提早贖回折扣3,962,000港元,要求聯合集團有限公司(貸款票據之發行人)提早贖回票面值43,465,000港元之全部貸款票據,贖回淨收益為39,503,000港元。

9. 其他收入

	持續經營業務		已終止經營業務		綜合	
	二零零七年 千港元	二零零六年 千港元	二零零七年 千港元	二零零六年 千港元	二零零七年 千港元	二零零六年 千港元
利息收入:						
一貸款票據	**4,036**	9,287	**–**	–	**4,036**	9,287
一銀行存款	**982**	1,264	**47**	148	**1,029**	1,412
一其他	**4,995**	314	**–**	–	**4,995**	314
	10,013	10,865	**47**	148	**10,060**	11,013
滙兑收益淨額	**9,538**	10,668	**–**	–	**9,538**	10,668
其他	**5,392**	764	**539**	–	**5,931**	764
	24,943	22,297	**586**	148	**25,529**	22,445

綜合財務報表附註

截至二零零七年十二月三十一日止年度

10. 融資成本

此數額代表於五年內全數償還其他借貸之利息。

11. 董事酬金及五名最高薪人仕

董事酬金

董事酬金分析如下：

	截至二零零七年十二月三十一日止年度				
	董事袍金	**薪金及其他福利**	**與表現相關的獎金**	**退休福利計劃供款**	**總酬金**
	千港元	千港元	千港元 (附註)	千港元	千港元
執行董事					
莊舜而女士	–	**455**	**55,000**	**12**	**55,467**
王炳忠拿督	–	**1,300**	**600**	**12**	**1,912**
江木賢先生	–	**1,040**	**480**	**12**	**1,532**
獨立非執行董事					
勞偉安先生	**180**	–	–	–	**180**
劉紹基先生	**180**	–	–	–	**180**
張　健先生	**80**	–	–	–	**80**
	440	**2,795**	**56,080**	**36**	**59,351**

綜合財務報表附註

截至二零零七年十二月三十一日止年度

11. 董事酬金及五名最高薪人仕 *(續)*

董事酬金 *(續)*

	截至二零零六年十二月三十一日止年度				
	董事袍金 千港元	薪金及其他福利 千港元	與表現相關的獎金 千港元 (附註)	退休福利計劃供款 千港元	總酬金 千港元
執行董事					
莊舜而女士	–	455	42,000	12	42,467
王炳忠拿督	–	1,300	200	12	1,512
江木賢先生	–	920	160	12	1,092
獨立非執行董事					
勞偉安先生	180	–	–	–	180
劉紹基先生	180	–	–	–	180
俞啟鎬先生	80	–	–	–	80
張　健先生	–	–	–	–	–
	440	2,675	42,360	36	45,511

附註：與表現相關的獎金乃參考董事的個人表現釐訂，並經薪酬委員會批准。

於本年度內，本集團並無支付任何酬金給董事作為鼓勵他們加入本集團之報酬或離職之補償。於本年度內概無董事放棄任何酬金。

綜合財務報表附註

截至二零零七年十二月三十一日止年度

11. 董事酬金及五名最高薪人仕（續）

五名最高薪人仕

於本年度，五名最高薪人仕包括三名董事（二零零六年：三位），詳情已載於上文。本集團餘下二位最高薪人仕（二零零六年：二位）之酬金如下：

	二零零七年 千港元	二零零六年 千港元
薪金及其他福利	**1,000**	1,325
退休福利計劃供款	**24**	24
	1,024	1,349

酬金之分佈如下：

	二零零七年 僱員人數	二零零六年 僱員人數
零至1,000,000港元	**2**	2

12. 税項支出

	持續經營業務		已終止經營業務		綜合	
	二零零七年 千港元	二零零六年 千港元	二零零七年 千港元	二零零六年 千港元	二零零七年 千港元	二零零六年 千港元
本年度税項：						
香港利得税	**172,005**	11,247	**27**	95	**172,032**	11,342
中國企業所得税	**3,868**	185	**-**	–	**3,868**	185
	175,873	11,432	**27**	95	**175,900**	11,527

香港利得税乃根據年度之估計應課税溢利按17.5%（二零零六年：17.5%）之税率計算。

綜合財務報表附註

截至二零零七年十二月三十一日止年度

12. 稅項支出(續)

中國企業所得稅乃根據本期間及上期間之估計應課稅溢利按33.3%之稅率計算，惟合資格享有中國利得稅之若干免稅期及稅項寬減之附屬公司除外。

於二零零七年三月十六日，根據中國主席令第63號，中國頒佈中國企業所得稅法(「新法規」)。於二零零七年十二月六日，中國國務院領發了新法規及實施細則。自二零零八年一月一日起，此等新法規及實施細則，會將若干附屬公司的稅率由33%下調至25%。

年度之稅項支出與綜合收益表內之除稅前溢利調節如下:

	二零零七年 千港元	二零零六年 千港元
除稅前溢利(虧損)		
一持續經營業務	**1,560,048**	788,754
一已終止經營業務	**(1,501)**	(4,710)
	1,558,547	784,044
按本地利得稅稅率17.5%	**272,746**	137,208
應佔聯營公司虧損之稅項影響	**716**	–
不可減免支出之稅項影響	**12,885**	10,479
毋須課稅收入之稅項影響	**(16,823)**	(82,438)
動用過往未確認稅項虧損或可扣減之暫時差異	**(98,328)**	(54,539)
未確認稅項虧損之稅項影響	**5,364**	989
於其他司法權區經營之附屬公司不同稅率之影響	**119**	83
其他	**(779)**	(255)
稅項支出	**175,900**	11,527

綜合財務報表附註

截至二零零七年十二月三十一日止年度

13. 已終止經營業務

本集團於二零零七年停止流動電話分銷之運作。

關於已終止經營業務於二零零七年一月一日至二零零七年三月三十一日之業績(即流動電話分銷運作)已包括在綜合收益表內如下:

	截至二零零七年三月三十一日期間 千港元	截至二零零六年十二月三十一日 千港元
營業額	**7,681**	67,098
銷售成本	**(7,501)**	(64,423)
其他收入	**586**	148
分銷支出	**(1,050)**	(4,655)
行政及其他支出	**(1,217)**	(2,876)
融資成本	**–**	(2)
除税前虧損	**(1,501)**	(4,710)
税項支出	**(27)**	(95)
期內/年度虧損	**(1,528)**	(4,805)

於二零零七年一月一日至二零零七年三月三十一日期間,經營流動電話分銷向本集團經營現金流量淨額支付4,009,000港元(二零零六年一月一日至二零零六年十二月三十一日:5,123,000港元),就投資業務收取47,000港元(二零零六年一月一日至二零零六年十二月三十一日:23,000港元)及就融資業務支付11,397,000港元(二零零六年一月一日至二零零六年十二月三十一日:收取8,003,000港元)。

綜合財務報表附註

截至二零零七年十二月三十一日止年度

14. 本年度溢利

	持續經營業務		已終止經營業務		綜合	
	二零零七年	二零零六年	**二零零七年**	二零零六年	**二零零七年**	二零零六年
	千港元	千港元	**千港元**	千港元	**千港元**	千港元
本年度溢利已扣除(撥回):						
核數師酬金	**1,402**	1,020	**–**	–	**1,402**	1,020
已確認為支出之存貨成本	**–**	–	**7,855**	62,847	**7,855**	62,847
預付租賃款項之攤銷	**25**	59	**–**	–	**25**	59
物業、廠房及設備之折舊	**266**	297	**18**	92	**284**	389
存貨(撥回)減值	**–**	–	**(571)**	1,070	**(571)**	1,070
出售物業、廠房及設備之虧損	**–**	–	**293**	–	**293**	–
員工成本,包括董事酬金	**61,784**	48,948	**944**	3,612	**62,728**	52,560
物業之租金收入毛利	**(4,780)**	(3,801)	**–**	–	**(4,780)**	(3,801)
扣除:產生租金收入之直接經營支出	**1,423**	1,535	**–**	–	**1,423**	1,535
非產生租金收入之直接經營支出	**22**	41	**–**	–	**22**	41
租金收入淨額	**(3,335)**	(2,225)	**–**	–	**(3,335)**	(2,225)

綜合財務報表附註

截至二零零七年十二月三十一日止年度

15. 股息

	二零零七年 千港元	二零零六年 千港元
年內認可分發之股息：		
已付中期股息－每股0.01港元（二零零六年：0.01港元）	**2,762**	2,855
已付二零零六年末期股息－每股0.04港元	**11,084**	–
已付二零零五年末期股息－每股0.04港元	**–**	11,425
	13,846	14,280

董事建議派發截至二零零七年十二月三十一日止年度每股0.04港元之末期股息，此項建議尚待股東於股東週年大會上批准。

16. 每股盈利

來自持續及已終止經營業務

本公司普通權益持有人應佔每股基本盈利乃根據下列數據計算：

	二零零七年 千港元	二零零六年 千港元
計算每股基本盈利所依據之盈利 （本公司權益持有人應佔本年度之溢利）	**1,378,824**	772,468
	股份數目	股份數目
計算每股基本盈利所依據之普通股份加權平均數	**278,496,620**	289,070,361

由於並無潛在發行股本，故並無就該兩個年度呈列每股攤薄盈利。

綜合財務報表附註

截至二零零七年十二月三十一日止年度

16. 每股盈利 *(續)*

來自持續經營業務

本公司普通權益持有人應佔來自持續經營業務每股基本盈利乃根據下列數據計算:

	二零零七年 千港元	二零零六年 千港元
本公司權益持有人應佔本年度盈利	**1,378,824**	772,468
加:來自已終止經營業務期間之虧損	**1,528**	4,805
計算每股來自持續經營業務 基本盈利所依據之盈利	**1,380,352**	777,273

以上每股基本盈利乃按相同單位計算。

來自已終止經營業務

已終止經營業務之每股基本虧損為0.005港元(二零零六年:每股0.017港元)。本公司權益持有人應佔計算每股來自已終止經營業務之基本虧損乃根據期內之虧損1,528,000港元(二零零六年:年度虧損4,805,000港元)及以上計算每股基本盈利之單位。

綜合財務報表附註

截至二零零七年十二月三十一日止年度

18. 物業、廠房及設備 *(續)*

以上物業、廠房及設備之項目乃以直線法按如下年率折舊：

樓宇	按租約年期或30－50年（以較短者為準）
電腦及電子設備	20%
傢俬及裝置	20%
車輛	20%－50%

本集團名下所有樓宇，經由獨立專業物業估值行戴德梁行有限公司於二零零七年十二月三十一日按公開市場基準重估其價值。樓宇之重估盈餘為664,000港元（二零零六年：597,000港元），144,000港元（二零零六年：387,000港元）及520,000港元（二零零六年：210,000港元）已分別列入綜合收益表及樓宇重估儲備內。

若此等物業並無重估，按成本減累計折舊於綜合財務報表列賬應為1,360,000港元（二零零六年：2,156,000港元）。

19. 預付租賃款項

本集團之預付租賃款項為於香港持有中期租約之租賃土地。

租賃土地以剩餘租賃年期按直線法攤銷。

綜合財務報表附註

截至二零零七年十二月三十一日止年度

20. 於聯營公司之投資

	二零零七年 千港元	二零零六年 千港元
投資聯營公司之成本		
於香港上市	**184,640**	–
非上市	**181,807**	–
應佔收購後之虧損及儲備，扣除股息收入	**1,850**	–
	368,297	–
上市投資之公允價值	**534,218**	–

於二零零七年十二月三十一日，本集團投資於以下聯營公司：

機構名稱	公司成立結構	成立／註冊地點／國家	主要營運地點	持有股份類別	本集團所持股份數目	本集團佔已發行股份／註冊股本面值比例 %	持有投票權比例 %	主要業務
上海聯合水泥股份有限公司（「上聯水泥」）	成立	百慕達	中國	普通股	197,858,680	27.1	27.1	投資控股
普林電子有限公司（「普林電子」）	成立	香港	中國	普通股	2	40	40	投資控股

於年內，本集團額外收購上聯水泥17%權益（「收購」），代價約87,763,000港元，及代價約181,807,000港元收購40%普林電子權益。

綜合財務報表附註

截至二零零七年十二月三十一日止年度

23. 可轉換債券

	二零零七年 千港元	二零零六年 千港元
非上市債券證券	–	6,626

截至二零零七年十二月三十一日止年度，此債券發行人贖回其所有債券。

24. 持作買賣之投資

持作買賣之投資包括：

	二零零七年 千港元	二零零六年 千港元
上市證券		
一在香港上市之股本證券	**3,294,145**	1,150,189
一在其他地方上市之股本證券（附註）	**323,071**	540,321
	3,617,216	1,690,510

於二零零七年十二月三十一日，本集團投資股本證券上所持下列公司之權益超過本集團資產10%，以下為根據香港公司條例第129(2)條予以披露之詳情：

公司名稱	註冊成立地點	股份類別	本集團所持股份數目	本集團所持已發行股本百分比
聯合地產（香港）有限公司	香港	普通股	336,664,000	6.0%
聯合集團有限公司	香港	普通股	14,246,494	5.8%
新鴻基有限公司	香港	普通股	93,997,265	5.6%
亞太資源有限公司	香港	普通股	598,120,000	12.7%

附註：其他地方上市之股本證券之主要貨幣單位為澳元及馬來西亞林吉特。

綜合財務報表附註

截至二零零七年十二月三十一日止年度

25. 應收賬項、按金及預付款項

本集團之一貫政策為給予其客戶平均30至90日之賬期。

以下為應收貿易賬項之賬齡分析:

	二零零七年 千港元	二零零六年 千港元
90日內	**1,992**	6,150
91－180日	**–**	992
181－360日	**–**	258
	1,992	7,400
其他應收賬項、按金及預付款項	**39,292**	26,308
	41,284	33,708

兩年度並無呆壞賬撥備。

26. 應收貸款

	二零零七年 千港元	二零零六年 千港元
定息貸款	**172,015**	121,380
浮息貸款	**2,000**	2,218
	174,015	123,598

本集團於決定應收貸款之收回能力時,會根據收款能力之評估及會計賬齡分析及管理層之判斷,包括每一客戶最近之信貸價值、抵押品及過去收款之歷史考慮每一應收貸款。

定息應收貸款之年息約為10%(二零零六年:11%)。

綜合財務報表附註

截至二零零七年十二月三十一日止年度

26. 應收貸款 *(續)*

浮息應收貸款之實際利率(亦相等於訂約利率),乃介乎香港上海滙豐銀行有限公司(「滙豐銀行」)最優惠利率至滙豐銀行最優惠利率加2%,實際息率為8%(二零零六年:10%),並以港元計值。利息一般每六個月重新定價一次。

賬面值143,415,000港元(二零零六年:82,102,000港元)之應收貸款,乃以若干按金及非上市證券作抵押,於本報告日並無逾期拖欠或減值,本集團相信該數目可視為可收回。

27. 有抵押銀行存款及銀行結餘

銀行結餘按介乎2%至5.25%(二零零六年:2.75%至4.60%)的市場利率計息。

有抵押銀行存款指已抵押予銀行的存款,作為本集團獲授銀行信貸的擔保,並按介乎1%至3.40%的固定利率計息。

28. 出售群分類為待售

於二零零六年三月二十三日,本集團與一名獨立第三方訂立一項買賣協議,據此,本集團同意向第三方出售及獨立第三方同意購買本集團一間非全資附屬公司深圳市天利安實業發展有限公司(「天利安」)之全部75%股本權益,連同相關股東貸款及應收一名少數股東款項,總代價為99,900,000人民幣(相當於99,900,000港元)。代價其後增加至102,550,000人民幣(相當於101,357,000港元)並預期於十二個月內出售,因此,天利安之相關資產及負債已分類為待售出售群,並於二零零六年十二月三十一日之綜合資產負債表內分開呈列。此項交易於二零零七年四月三日完成。

綜合財務報表附註

截至二零零七年十二月三十一日止年度

28. 出售群分類為待售 *(續)*

分類為待售出售群之主要相關資產及負債類別如下：

	二零零六年 十二月三十一日 千港元
投資物業	80,953
物業、廠房及設備	48,046
應收賬項、按金及預付款項	615
應收一位少數股東款項	4,805
分類為待售之總資產	134,419
應付賬項及應計費用	24,616
已收訂金	30,027
遞延稅項負債	5,391
應付稅項	10
分類為待售資產之相關負債	60,044

29. 應付賬項及應計費用

應付賬項及應計費用已包括主要的未決議之貿易賬項及其繼續運作成本。

以下為應付貿易賬項之賬齡分析：

	二零零七年 千港元	二零零六年 千港元
90日內應付貿易賬項	**29,778**	14,684
其他賬項及應計費用	**68,217**	40,796
	97,995	55,480

綜合財務報表附註

截至二零零七年十二月三十一日止年度

30. 其他借貸

其他借貸乃指向股票經紀行、期貨及期權經紀行取得之證券孖展借貸及以本集團若干抵押品(於附註34披露)作為抵押,若借貸之金額多於抵押予經紀行之合資格證券孖展數目,則需要附加資金或抵押品。該些抵押品可由經紀行決定出售以清還本集團任何未償還借貸。整筆借貸由本集團之已抵押有價證券作抵押,須於要求時償還及須按利率由3.4%至8.0%(二零零六年:4.35%至8.25%)計息。

31. 衍生金融工具

衍生金融工具包括與某些經紀行進行為期一年,與香港上市之股本證券關連之衍生合約。

衍生金融工具之公允價值乃根據金融機構交易方所提供之市場價值所決定。

32. 股本

	股份數目		面值	
	二零零七年	二零零六年	**二零零七年**	二零零六年
			千港元	千港元
每股面值0.01港元之普通股				
法定:				
於年初及年終	**30,000,000,000**	30,000,000,000	**300,000**	300,000
已發行及繳足股款:				
於年初	**282,883,547**	297,479,547	**2,829**	2,975
股份回購	**(6,700,000)**	(14,596,000)	**(67)**	(146)
於年終	**276,183,547**	282,883,547	**2,762**	2,829

綜合財務報表附註

截至二零零七年十二月三十一日止年度

32. 股本 *(續)*

於本年度內，本公司於聯交所回購其股份如下：

回購月份	每股0.01港元之普通股數目	每股價格 最高	每股價格 最低	總支付代價
		港元	港元	千港元
二零零七年二月份	348,000	3.38	3.30	1,169
二零零七年三月份	548,000	3.36	3.15	1,820
二零零七年四月份	1,816,000	4.13	4.08	7,493
二零零七年五月份	2,760,000	5.64	4.37	13,795
二零零七年六月份	768,000	6.55	5.90	4,813
二零零七年七月份	316,000	7.70	6.60	2,181
二零零七年八月份	144,000	8.13	6.60	1,106
	6,700,000			32,377

購回之股份已於年內註銷，而本公司之已發行股本則調低有關面值。有關購回股份之應付溢價32,310,000港元已於股份溢價賬扣除。與註銷股份之面值等同之金額已自本公司保留溢利轉撥往資本贖回儲備。

於年內購回之股份乃由董事根據股東所授出之授權進行，目的乃透過提高本集團之每股資產淨值及每股盈利令整體股東受惠。

綜合財務報表附註

截至二零零七年十二月三十一日止年度

33. 遞延稅項

	物業重估 千港元	稅項虧損 千港元	總額 千港元
於二零零六年一月一日	322	(322)	–
扣除(計入)於年內綜合收益表	95	(95)	–
於二零零六年十二月三十一日	417	(417)	–
扣除(計入)於年內綜合收益表	2,672	(2,672)	–
於二零零七年十二月三十一日	**3,089**	**(3,089)**	**–**

於二零零七年十二月三十一日,本集團擁有可抵銷未來溢利之估計未動用稅項虧損約為744,000,000港元(二零零六年:1,235,000,000港元)。就有關之虧損約17,600,000港元(二零零六:2,400,000港元)遞延稅項資產已確認。由於無法預知未來溢利,故對於726,400,000港元(二零零六年:1,232,600,000港元)預計餘下之稅項虧損,並無確認遞延稅項資產。其稅項虧損可以無限期保留。

本集團其他可予扣減之暫時差異約為9,400,000港元(二零零六年:34,000,000港元)。鑑於未來不大可能有應課稅溢利抵銷可動用之可扣減暫時差異,故本集團並無就可扣減暫時差異確認遞延稅項資產。

34. 資產抵押

於資產負債表結算日,本集團之下列資產已按予銀行及證券經紀行作為取得短期信貸融資之抵押:

	二零零七年 千港元	二零零六年 千港元
投資物業	**33,300**	26,640
持作買賣之投資	**3,121,898**	1,210,235
可供出售投資	**460,628**	115,607
證券經紀行存款	–	196
有抵押銀行存款	**10,718**	–
	3,626,544	1,352,678

綜合財務報表附註

截至二零零七年十二月三十一日止年度

35. 經營租約安排

本集團作為承租人

	二零零七年 千港元	二零零六年 千港元
根據物業之經營租約下,支付之最低租約付款	**1,920**	1,951

於資產負債表結算日,本集團根據租賃物業之不可撤消之經營租約而須於未來支付之最低租約付款之承諾如下:

	二零零七年 千港元	二零零六年 千港元
一年內	**1,966**	875
第二年至第五年(首尾兩年包括在內)	**4,587**	–
	6,553	875

經營租約應付款為本集團若干辦公室物業之應付租金。租約經協議而租金固定平均為2年期。

本集團作為出租人

於本年度物業租金收入約為4,780,000港元(二零零六年:3,801,000港元)。所持物業於未來平均2年已有承租人。

於資產負債表結算日,本集團根據租賃物業之不可撤消之經營租約,將於未來應收的最低租約付款如下:

	二零零七年 千港元	二零零六年 千港元
一年內	**3,293**	3,778
第二年至第五年(首尾兩年包括在內)	**472**	2,739
	3,765	6,517

綜合財務報表附註

截至二零零七年十二月三十一日止年度

36. 退休福利計劃

本集團為其在香港之合資格僱員設立一項定額供款退休福利計劃。該計劃之資產與本集團之資產分開處理，交由獨立信託人控制之基金管理。

自綜合收益表扣除之退休福利計劃供款指本集團須按計劃規則指定之比率向計劃支付之供款。倘僱員在有權全面享有供款之前退出計劃，沒收之供款將用於削減本集團日後所須支付之供款，或應本公司要求退還予本公司。

於截至二零零七年十二月三十一日止年度，任何因僱員退出計劃而出現及可用於削減本集團於未來數年所須支付之供款之沒收供款為419,000港元（二零零六年：無）。

除定額供款退休福利計劃外，本集團須為若干香港僱員，就有關法例，以每月薪酬之適當比率，供款強積金。

年內於綜合收益表內之退休福利計劃供款為157,000港元（二零零六年：270,000港元）。

37. 關連各方交易

主要管理層的薪酬

本集團之董事及主要管理層於本年度內之薪酬如下：

	二零零七年 **千港元**	二零零六年 千港元
薪金及其他短期僱員福利	**60,315**	46,800
退休福利費用	**60**	60
	60,375	46,860

薪酬委員會已根據個人表現及市場趨勢決定董事及主要管理層之薪酬。

綜合財務報表附註

截至二零零七年十二月三十一日止年度

38. 出售一間附屬公司

截至二零零七年十二月三十一日，本集團出售一間非全資擁有附屬公司：

	千港元
出售之淨資產：	
投資物業	94,706
物業、廠房及設備	48,046
應收賬項、按金及預付款項	615
應收一位少數股東之款項	4,805
應付賬項及應計費用	(24,616)
遞延税項負債	(5,391)
税項負債	(10)
	118,155
少數股東權益	(16,798)
出售之淨資產	101,357
總代價支付方式：	
預先已收按金	30,027
銀行結餘及現金	71,330
	101,357
因出售之淨現金流入：	
現金代價	71,330

此附屬公司之相關資產及負債已分類為待售出售群，並於二零零六年十二月三十一日之綜合資產負債表內分開呈列。

該附屬公司所持有之資產主要為投資物業。截至二零零七年十二月三十一日，此投資物業於出售時之13,753,000港元公允價值溢利，已於綜合收益表內確認。

綜合財務報表附註

截至二零零七年十二月三十一日止年度

39. 主要附屬公司詳情

於二零零七年十二月三十一日之主要附屬公司詳情如下：

附屬公司名稱	成立／註冊地點	已發行普通股／註冊股本面值	本公司應佔權益百分比	主要業務
直接持有				
Besford International Limited	英屬處女群島	普通股1美元	100%	投資控股
Classic Fortune Limited	英屬處女群島	普通股1美元	100%	投資控股
Mission Time Holdings Limited	英屬處女群島	普通股1美元	100%	投資控股
Star Paging (BVI) Limited	英屬處女群島	普通股400美元	100%	投資控股
Yuenwell Holdings Limited	英屬處女群島	普通股1美元	100%	投資控股
間接持有				
中國資本集團有限公司	香港	普通股2港元	100%	財資管理服務
China Online (Bermuda) Limited	香港	普通股2港元	100%	投資控股
中國網絡代理人有限公司	香港	普通股200港元	100%	投資控股及提供代理人服務

綜合財務報表附註

截至二零零七年十二月三十一日止年度

39. 主要附屬公司詳情 *(續)*

附屬公司名稱	成立／註冊地點	已發行普通股／註冊股本面值	本公司應佔權益百分比	主要業務
間接持有 *(續)*				
中國網絡秘書有限公司	香港	普通股2港元	100%	提供秘書服務
Focus Clear Limited	英屬處女群島	普通股1美元	100%	在香港從事證券買賣
Forepower Limited	英屬處女群島	普通股1美元	100%	香港物業投資
Future Rise Investments Limited	英屬處女群島	普通股1美元	100%	在海外從事證券買賣
展和有限公司	香港	普通股200,000港元	100%	物業投資
Gold Chopsticks Limited	英屬處女群島	普通股1美元	100%	投資控股
Honest Opportunity Limited	英屬處女群島	普通股1美元	100%	在香港及海外從事證券買賣及投資
邦盈有限公司	香港	普通股2港元	100%	放債
Keentime Investments Limited	英屬處女群島	普通股2美元	50%	在香港從事證券買賣
建迪有限公司	香港	普通股2港元	100%	物業投資

綜合財務報表附註

截至二零零七年十二月三十一日止年度

39. 主要附屬公司詳情（續）

附屬公司名稱	成立／註冊地點	已發行普通股／註冊股本面值	本公司應佔權益百分比	主要業務
間接持有（續）				
康遠有限公司	香港	普通股2港元	100%	物業投資
景溢投資有限公司	香港	普通股2港元	100%	投資控股
統維有限公司	香港	普通股2港元	100%	流動電話分銷
Sparkling Summer Limited	英屬處女群島	普通股 6,500,000美元	100%	在香港及海外從事證券買賣
星振有限公司	香港	普通股2港元	100%	投資控股
星光電訊（中國投資）有限公司	香港	普通股2港元	100%	投資控股
星光電訊集團有限公司	香港	普通股200港元 遞延股# 4,000,000港元	100%	投資控股
星光電訊有限公司	香港	普通股 3,000,000港元	100%	流動電話分銷
星光電訊置業有限公司	香港	普通股200港元	100%	投資及持有物業
Taskwell Limited	英屬處女群島	普通股1美元	100%	投資控股

綜合財務報表附註

截至二零零七年十二月三十一日止年度

39. 主要附屬公司詳情（續）

附屬公司名稱	成立／註冊地點	已發行普通股／註冊股本面值	本公司應佔權益百分比	主要業務
間接持有（續）				
得信佳天芝有限公司	香港	普通股2港元	100%	投資控股
中國網絡（百慕達）有限公司	香港	普通股2港元	100%	投資控股
盈光有限公司	香港	普通股2港元	100%	物業投資
星電電子技術發展（深圳）有限公司*	中國	註冊1,000,000港元	100%	計算機軟件的研發及相關技術諮詢

\# 遞延股並非由本集團持有，亦無享有任何派息或接收通告或出席本公司任何股東大會或投票表決之權利或任何清盤分派

* 全外資企業

依董事之意見，上表列載之本公司各附屬公司，已能大致反映本集團於本年度之業績或主要資產淨值情況。如加載其他附屬公司之詳情，將令資料過於冗長。

除在「主要業務」一欄另行説明外，所有附屬公司均在其註冊成立地點經營業務。

於二零零七年十二月三十一日或年內任何時間，各附屬公司概無任何債務證券。

財務概要

以下為本集團關於過去五年財政年度之業績及資產與負債，乃摘錄自本集團已公佈之經審核綜合財務報表：

業績

	截至十二月三十一日止年度				
	二零零三年 千港元	二零零四年 千港元	二零零五年 千港元	二零零六年 千港元	**二零零七年** **千港元**
收入					
持續經營業務	394,758	610,286	156,777	1,162,742	**2,289,440**
已終止經營業務	98,775	237,205	66,309	67,098	**7,681**
	493,533	847,491	223,086	1,229,840	**2,297,121**
除税前溢利（虧損）					
持續經營業務	290,993	181,818	106,490	788,754	**1,560,048**
已終止經營業務	1,421	21,583	(1,883)	(4,710)	**(1,501)**
	292,414	203,401	104,607	784,044	**1,558,547**
税項	(336)	(127)	(99)	(11,527)	**(175,900)**
本年度溢利	292,078	203,274	104,508	772,517	**1,382,647**
以下應佔：					
本公司權益持有人	292,078	203,274	104,511	772,468	**1,378,824**
少數股東權益	–	–	(3)	49	**3,823**
	292,078	203,274	104,508	772,517	**1,382,647**

資產及負債

	於十二月三十一日				
	二零零三年 千港元	二零零四年 千港元	二零零五年 千港元	二零零六年 千港元	**二零零七年** **千港元**
資產總額	1,123,456	1,263,863	1,456,311	2,748,458	**5,311,251**
負債總額	(19,919)	(40,211)	(154,581)	(332,564)	**(1,206,932)**
	1,103,537	1,223,652	1,301,730	2,415,894	**4,104,319**
本公司權益持有人應佔之權益	1,103,537	1,223,652	1,284,932	2,399,047	**4,100,447**
少數股東權益	–	–	16,798	16,847	**3,872**
	1,103,537	1,223,652	1,301,730	2,415,894	**4,104,319**

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional advisers.

If you have sold or transferred all your shares in **COL CAPITAL LIMITED** (the "**Company**"), you should at once hand this circular with the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

GENERAL MANDATES TO REPURCHASE AND ISSUE SECURITIES
RE-ELECTION OF DIRECTORS
AND
NOTICE OF ANNUAL GENERAL MEETING

A notice convening an annual general meeting of the Company to be held at Board Room, 7th Floor, The Dynasty Club Limited, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong, at 11:00 a.m. on Thursday, 26th June, 2008 is set out in Appendix III on pages 10 to 15 of this circular. A form of proxy for use at the annual general meeting is also enclosed.

Whether or not you are able to attend the annual general meeting, you are requested to complete the enclosed form of proxy and return it in accordance with the instructions printed thereon and return the same to the office of the branch share registrars of the Company in Hong Kong, Tricor Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event by not later than 48 hours before the time appointed for holding of the annual general meeting or any adjournment thereof.

Completion and return of the form of proxy will not prevent you from attending and voting at the annual general meeting or at an adjourned meeting should you so wish.

30 April, 2008



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

Executive Directors:
Ms. Chong Sok Un *(Chairman)*
Dato' Wong Peng Chong
Mr. Kong Muk Yin

Independent Non-executive Directors:
Mr. Lo Wai On
Mr. Lau Siu Ki
Mr. Zhang Jian

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Head Office and Principal Place of Business in Hong Kong:
47th Floor
China Online Centre
333 Lockhart Road
Wan Chai
Hong Kong

30 April 2008

To shareholders of the Company

Dear Sir or Madam,

GENERAL MANDATES TO REPURCHASE AND ISSUE SECURITIES RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

1. INTRODUCTION

The purpose of this circular is to provide shareholders of the Company (the "**Shareholder(s)**") with information regarding the resolutions to be proposed at an annual general meeting of the Company to be held on 26 June 2008 (the "**Annual General Meeting**").

2. GENERAL MANDATES TO REPURCHASE AND ISSUE BY THE COMPANY OF ITS SECURITIES

At the annual general meeting of the Company held on 28 June 2007, a general mandate was given to the directors of the Company (the "**Director(s)**") to exercise the powers of the Company to repurchase its securities. Such mandate will lapse at the conclusion of the Annual General Meeting.

An ordinary resolution will be proposed to give a fresh general mandate to the Directors to exercise the powers of the Company to repurchase, for a term and in the terms as stated in the said ordinary resolution, shares of HK$0.01 each of the Company (the "**Shares**") in and up to a maximum of 10% of the issued share capital of the Company at the date of such ordinary resolution (the "**Repurchase Mandate**").

An explanatory statement, as required under the relevant rules set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") (the "**Listing Rules**") regarding the repurchase by companies with primary listings on the Stock Exchange of their own securities to provide the requisite information on the Repurchase Mandate, is set out in Appendix I hereto.

In addition to the ordinary resolution regarding the Repurchase Mandate, two other ordinary resolutions will also be proposed at the Annual General Meeting, one of which purports to grant to the Directors a general mandate to allot, issue and deal with additional Shares not exceeding 20% of the issued share capital of the Company at the date of passing of such resolution (the "**Issue Mandate**"); and another which purports to extend the limit under such Issue Mandate if granted to the Directors the number of Shares representing the aggregate nominal amount of the Shares in the issued capital of the Company repurchased by the Company under the Repurchase Mandate (the "**Extension Mandate**").

Assuming that there is no change in the issued share capital of the Company from the Latest Practicable Date to the date of passing the relevant resolution, the maximum number of Shares that may be issued pursuant to the Issue Mandate is 55,236,709.

3. RE-ELECTION OF DIRECTORS

At the Annual General Meeting, ordinary resolutions to re-elect Mr. Lo Wai On and Mr. Lau Siu Ki as Directors will be proposed in accordance with the Bye-Laws of the Company (the "**Bye-Laws**"). Details of the Directors being subject to retirement and re-election, as required to be disclosed under Chapter 13 of the Listing Rules, are set out in Appendix II hereto.

4. ANNUAL GENERAL MEETING

The contents of the ordinary resolutions to be proposed at the Annual General Meeting are set out in Appendix III hereto.

A form of proxy for use at the Annual General Meeting is enclosed hereto. Whether or not you intend to attend the Annual General Meeting, you are requested to complete the proxy form and return it to the branch share registrars of the Company in Hong Kong, Tricor Tengis Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting. The completion and return of a proxy form will not preclude a Shareholder from attending the Annual General Meeting and voting in person.

Under the Bye-Laws, any resolution put to the vote at a general meeting of the Company shall be decided on a show of hands, unless voting by poll has been demanded before or on the declaration of the result of the show of hands or on the withdrawal of an another demand for a poll to be taken.

Under the Bye-Laws, a poll may be properly demanded at a general meeting of the Company in one of the following manners:–

(i) by the chairman of the meeting; or

(ii) by at least three (3) Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) by any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth (1/10) of the total voting rights of all the Shareholders entitled to vote at the meeting; or

(iv) by any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and holding Shares conferring the right to vote at the meeting being Shares on which an aggregate sum of not less than one-tenth (1/10) of the total sum paid up on all Shares conferring such right has been paid up.

Under the Listing Rules, the Stock Exchange will require any Shareholder and his associates, being Shareholders themselves, to abstain from voting at any general meeting of the Company on any relevant resolution by virtue of such Shareholder having a material interest in the same. Where any Shareholder is required to abstain from voting on a particular resolution, any vote taken at the general meeting of the Company on such resolution shall be taken on a poll.

5. RECOMMENDATION

The Directors believe that the ordinary resolutions for the Repurchase Mandate, Issue Mandate, Extension Mandate and re-election of directors are all in the best interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend that you vote in favour of all the aforesaid proposed resolutions.

This notice of Annual General Meeting dated 30 April 2008 is set out in Appendix III of this circular.

Should there be any inconsistencies between the English text and the Chinese text of this circular, the English text of this circular will prevail over the Chinese text.

By Order of the Board
Chong Sok Un
Chairman

This appendix serves as an explanatory statement, as required by the Listing Rules, to provide the requisite information to you for your consideration of the Repurchase Mandate.

1. SHARE CAPITAL

As at 25 April 2008 (the latest practicable date prior to the printing of this circular, the "**Latest Practicable Date**"), the issued share capital of the Company comprised 276,183,547 Shares.

Subject to the passing and pursuant to the terms of the ordinary resolution regarding the Repurchase Mandate and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting to be held on 26 June 2008, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 27,618,354 Shares.

2. REASONS FOR REPURCHASE

The Directors believe that the Repurchase Mandate is in the best interests of the Company and its Shareholders as a whole. Such repurchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets value and/or earnings per Share and will only be made when the Directors believe that such repurchase will benefit the Company and its Shareholders as a whole.

3. FUNDING OF REPURCHASE AND MATERIAL ADVERSE IMPACT

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum of association and Bye-Laws and the laws of Bermuda. Bermuda law provides that the amount of capital repaid in connection with a share repurchase may only be paid out of either the capital paid up on the relevant shares, or the profits that would otherwise be available for dividend or the proceeds of a fresh issue of shares made for the purpose. The amount of premium payable on repurchase may only be paid out of either the profits that would otherwise be available for dividend or out of the share premium or contributed surplus accounts of the Company.

There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in its annual report for the year ended 31 December 2007 in the event that the Repurchase Mandate were to be exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements or the gearing levels of the Company which in the opinion of the Directors are from time to time appropriate for the Company.

4. SHARES PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during the current month and each of the previous twelve months before the printing of this circular were as follows:–

	Shares	
	Highest	**Lowest**
	HK$	*HK$*
April 2007	4.25	3.34
May 2007	5.75	4.20
June 2007	7.09	5.60
July 2007	8.14	5.90
August 2007	8.18	5.00
September 2007	6.92	6.22
October 2007	7.00	5.50
November 2007	7.30	5.00
December 2007	6.50	4.80
January 2008	6.03	3.00
February 2008	4.40	3.36
March 2008	4.30	3.10
April 2008 (up to the Latest Practicable Date)	4.60	3.65

5. UNDERTAKING AND EFFECT OF REPURCHASE

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Mandate and in accordance with the Listing Rules and the laws of Bermuda.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates as defined in the Listing Rules, have any present intention to sell any securities of the Company to the Company or its subsidiaries under the Repurchase Mandate if such is approved by the Shareholders.

No connected person (as defined in the Listing Rules) has notified the Company that it has a present intention to sell securities of the Company to the Company or its subsidiaries or have undertaken not to do so, in the event that the Repurchase Mandate is approved by the Shareholders.

If a Shareholder's proportionate interest in the voting rights of the Company increases upon exercise of the powers to repurchase securities of the Company pursuant to the Repurchase Mandate, such increase will be treated as an acquisition for the purposes of the Hong Kong Code on Takeovers and Mergers (the "**Takeovers Code**"). As a result, a Shareholder or group of Shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory general offer for all Shares in issue at the time in accordance with Rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, Ms. Chong Sok Un ("**Ms. Chong**") beneficially held 106,484,400 Shares (Note), representing approximately 38.56% of the issued share capital of the Company.

In the event that the Directors exercise in full the power to repurchase Shares which is proposed to be granted pursuant to the Repurchase Mandate then (if the present Shareholders' interests in Shares remained the same) the attributable shareholding of Ms. Chong in the Company would be increased to approximately 42.84% of the issued share capital of the Company. Such increase will give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. However, the Directors have no current intention to exercise the Repurchase Mandate to such an extent as would give rise to this obligation. In any event, the Repurchase Mandate will be exercised only if the number of Shares held by the public would not fall below 25%.

Note: Vigor Online Offshore Limited, a wholly-owned subsidiary of China Spirit Limited ("**China Spirit**"), held 106,484,400 Shares. Ms. Chong maintains 100% beneficial interests in China Spirit.

6. SECURITIES REPURCHASE MADE BY THE COMPANY

In the six months immediately preceding the Latest Practicable Date, the Company has not repurchased any shares on the Stock Exchange or otherwise.

The followings are the details of the retiring directors of the Company proposed to be re-elected at the Annual General Meeting:-

(i) Mr. Lo Wai On ("Mr. Lo")

Mr. Lo Wai On, aged 46, was appointed as non-executive director of the Company on 15 March 2002 and then changed his office held to independent non-executive director on 29 October 2002. He is a fellow member of The Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants and has been practicing under the name of his own firm, W.O. Lo & Co., Certified Public Accountants (Practising) since 1986. He has broad experience in providing tax consulting and auditing services to companies including listed companies in Hong Kong.

Mr. Lo is entitled to receive HK$180,000 per annum as director's remuneration which is determined by reference to the market salary range for the position and no part of the remuneration is covered by a service contract.

(ii) Mr. Lau Siu Ki ("Mr. Lau")

Mr. Lau Siu Ki, aged 49, was appointed as independent non-executive director of the Company on 3 June 2004. He has over 25 years of experience in corporate finance, financial advisory and management, accounting and auditing. He is currently working as a consultant in the financial advisory field. Prior to that, Mr. Lau had worked in an international accounting firm for over 15 years. He is a fellow member of both the Association of Chartered Certified Accountants ("ACCA") as well as the Hong Kong Institute of Certified Public Accountants. He is also a member of the Council of ACCA. He has served as a member of the Committee of the Hong Kong branch of ACCA since 1995 and was the Chairman of ACCA Hong Kong for the year 2000/2001. Mr. Lau is also the independent non-executive directors of Carry Wealth Holdings Limited, Greenfield Chemical Holdings Limited, Comba Telecom Systems Holdings Limited, TCL Communication Technology Holdings Limited, Foxconn International Holdings Limited, Proview Holdings International Limited, Samson Holding Ltd and Embry Holdings Limited. He was an independent non-executive director of Forefront International Holdings Limited (now known as Forefront Group Limited) from 25 May 2001 to 18 April 2007 and Sys Solutions Holdings Limited (now known as Enviro Energy International Holdings Limited) from 6 December 2002 to 20 December 2006.

Mr. Lau is entitled to receive HK$180,000 per annum as director's remuneration which is determined by reference to the market salary range for the position and no part of the remuneration is covered by a service contract.

Save as disclosed above, there are no other matters concerning Mr. Lo and Mr. Lau relating to their re-election that need to be brought to the attention of the Shareholders and there is no other information that is required to be disclosed pursuant to Rules 13.74 and 13.51(2)(a) to 13.51(2)(v) of the Listing Rules.



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Board Room, 7th Floor, The Dynasty Club Limited, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Thursday, 26 June 2008 at 11:00 a.m. for the following purposes:–

ORDINARY RESOLUTIONS

As ordinary business, to consider and, if thought fit, pass with or without amendments the following resolutions as ordinary resolutions of the Company:–

1. To receive and consider the Audited Financial Statements and the Reports of the Directors and the Auditors for the year ended 31 December 2007.

2. To consider and, if thought fit, declare a final dividend.

3. To re-elect Directors and authorize the board of Directors (the "**Board**") to fix their remuneration.

4. To re-appoint Auditors and authorize the Board to fix their remuneration.

As special business, to consider and, if thought fit, pass with or without amendments the following resolutions as ordinary resolutions of the Company:–

5. "**THAT**, conditional on the Listing Committee of The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") granting the listing of and permission to deal in, the Bonus Warrants (as defined hereinafter) and any shares of HK$0.01 each (the "**Share**") in the share capital of the Company which may fall to be issued upon any exercise of the subscription rights attaching to the Warrants, the directors of the Company be and are hereby authorised:–

   (i) to create and issue the warrants (the "**Bonus Warrants**") which shall be in registered form, to subscribe, at the initial subscription price of HK$3.50 per Share, subject to adjustments and the terms and conditions set out in the warrant instrument (the "**Bonus Warrant Instrument**", a copy of a draft of which has been produced to the meeting and signed for the purpose of identification by the Chairman) and such Bonus Warrants could be exercised during the period from the date of issue of the Bonus Warrants to 27th July 2009 (both dates inclusive) and to issue the same by way of bonus to and among the persons who were registered as shareholders of the Company (the "**Shareholders**") on 26th June 2008 in the proportion of one warrant for every five (5) Shares then held provided that:–

      (a) in the case of Shareholders whose registered addresses as shown on the register of members of the Company are not in Hong Kong on 26th June 2008, the relevant Bonus Warrants shall not be granted to such persons but shall be aggregated and sold in the market as soon as practicable after dealings in the Bonus Warrants on the Stock Exchange commence and the net proceeds of sale, after deduction of expenses, shall be distributed to such persons pro rata to their respective entitlements unless the amount falling to be distributed to any such person shall be less than HK$100 in which case such amount shall be retained for the benefit of the Company; and

      (b) no fractional entitlements shall be granted to the Shareholders as aforesaid, but the fractional entitlements shall be aggregated and sold for the benefit of the Company;

   (ii) to allot and issue shares in the capital of the Company arising from the exercise of subscription rights under such Bonus Warrants or any of them;

(iii) to affix common seal of the Company to and to sign the Bonus Warrant Instrument in accordance with the bye-laws of the Company; and

(iv) to do all such acts and things as the directors of the Company consider necessary or expedient to give effect to the transactions contemplated by the Bonus Warrant Instrument."

6. (i) "**THAT**:–

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares in the capital of the Company through the facilities of the Stock Exchange or of another exchange recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of share capital of the Company to be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed ten per cent. (10%) of the aggregate nominal amount of share capital of the Company in issue at the date of this Resolution and the approval in paragraph (a) above shall be limited accordingly; and

(c) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the laws of Bermuda or the Bye-Laws of the Company (the "**Bye-Laws**") to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(ii) "**THAT**:-

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company or securities convertible into such shares or options, warrants or other rights to subscribe for any such shares or such convertible securities and to make or grant offers, agreements and options which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital of the Company to be allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, (ii) an issue of shares as scrip dividends pursuant to the Bye-Laws from time to time, (iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue to employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iv) an issue of shares upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company, shall not exceed twenty per cent. (20%) of the aggregate nominal amount of the issued share capital of the Company at the date of passing this Resolution, and the said approval in paragraph (a) above shall be limited accordingly; and

(d) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the laws of Bermuda or the Bye-Laws to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares of the Company on the register on a fixed record date in proportion to their holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong applicable to the Company)."

(iii) "**THAT** conditional upon the passing of Ordinary Resolutions Nos. 6(i) and 6(ii) above, the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares in the capital of the Company pursuant to Ordinary Resolution No. 6(ii) above be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of issued share capital of the Company repurchased by the Company under the authority granted pursuant to the Ordinary Resolution No. 6(i) above, provided that such amount shall not exceed ten per cent. (10%) of the aggregate nominal amount of the issued share capital of the Company at the date of passing of this Resolution."

By Order of the Board
Fung Ching Man, Ada
Company Secretary

Hong Kong, 30 April 2008

Notes:-

(i) Any member of the Company entitled to attend and vote at a meeting of the Company or a meeting of the holder of any class of shares in the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

(ii) The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal, or under the hand of an officer or attorney duly authorised.

(iii) The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the branch share registrars of the Company in Hong Kong, Tricor Tengis Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than forty-eight hours before the time for holding the meeting or adjourned meeting at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid.

此乃要件 請即處理

閣下如對本通函任何方面或應採取之行動有任何疑問，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下COL CAPITAL LIMITED（中國網絡資本有限公司）*（「本公司」）股份全部售出或轉讓，應立即將本通函連同隨附之代表委任表格送交買方或承讓人、或經手出售或轉讓之銀行、股票經紀或其他代理商，以便轉交買方或承讓人。



COL Capital Limited
中國網絡資本有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：383）

購回與發行證券之一般授權
重選董事
及
股東週年大會通告

本公司謹訂於二零零八年六月二十六日（星期四）上午十一時正假座香港灣仔港灣道1號會展廣場西南座皇朝會7樓會議廳舉行股東週年大會，有關大會通告載於本通函第10頁至第15頁（附錄三）。隨附亦有股東週年大會之代表委任表格。

無論 閣下能否出席股東週年大會，務請將隨附之代表委任表格按其印備之指示填妥，並盡快且無論如何於股東週年大會或其任何續會之指定舉行時間48小時前交回本公司之股份過戶登記處香港分處卓佳登捷時有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

填妥及交回代表委任表格後， 閣下仍可親身出席股東週年大會或其任何續會，並可於會上投票。

二零零八年四月三十日

* *中文名稱僅供識別*



COL Capital Limited
中國網絡資本有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：383)

執行董事：
莊舜而女士 *(主席)*
王炳忠拿督
江木賢先生

獨立非執行董事：
勞偉安先生
劉紹基先生
張健先生

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港之總辦事處及
主要營業地點：
香港
灣仔
駱克道333號
中國網絡中心
47樓

敬啟者：

購回與發行證券之一般授權
重選董事
及
股東週年大會通告

1. 緒言

本通函之目的乃向本公司股東(「**股東**」)提供將於二零零八年六月二十六日舉行之本公司股東週年大會(「**股東週年大會**」)上提呈之決議案資料。

* *中文名稱僅供識別*

2. 本公司購回及發行其證券之一般授權

本公司於二零零七年六月二十八日舉行之股東週年大會上授予本公司董事(「**董事**」)一般授權,以行使本公司權力購回其證券。此授權將於股東週年大會結束時失效。

本公司將提呈一項普通決議案有關重新授予董事一般授權,此乃按上述普通決議案所述之期限及方式行使本公司之權力以購回每股面值0.01港元之本公司股份(「**股份**」),惟最多達上述普通決議案獲通過之日本公司已發行股本10%(「**購回授權**」)。

本通函附錄一載有說明函件,此乃遵照香港聯合交易所有限公司(「**聯交所**」)證券上市規則(「**上市規則**」)之有關規則而編製,該規則用於監管在聯交所具有第一上市地位之公司在聯交所購回其本身證券,並向 閣下提供有關購回授權之必要資料。

除有關購回授權之普通決議案外,於股東週年大會上將另外提呈兩項普通決議案,其中一項乃授予董事一般授權以配發、發行及處理不超過該決議案獲通過之日本公司已發行股本20%之額外股份(「**發行授權**」),而另一項乃擴大上述授予董事之發行授權至根據購回授權所購回本公司已發行股本之股份面值總額之股份數目(「**擴大授權**」)。

假設自最後實際可行日期起至通過有關決議案之日期止本公司之已發行股本並無任何變動,根據一般授權將予發行之股份最高數目為55,236,709股。

3. 重選董事

於股東週年大會上將予提呈普通決議案以根據本公司之公司細則(「**公司細則**」)重選勞偉安先生及劉紹基先生為董事。根據上市規則第13章規定須予披露之有關重選退任董事之詳細資料載於本通函附錄二。

4. 股東週年大會

於股東週年大會上將予提呈普通決議案之有關內容載於本通函附錄三。

隨附股東週年大會之代表委任表格。無論 閣下是否有意出席股東週年大會，務請填妥代表委任表格，並於股東週年大會指定舉行時間四十八小時前交回本公司之股份過戶登記處香港分處卓佳登捷時有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。填妥及交回代表委任表格後，股東仍可親身出席股東週年大會，並可於會上投票。

根據公司細則，於本公司股東大會上表決之任何決議案將以舉手表決方式決定。然而，於宣佈舉手表決結果之前或之時或撤銷另一項投票要求時要求進行投票表決則作別論。

根據公司細則，下列人士可於本公司股東大會上適當地要求進行投票表決：－

(i) 大會主席；或

(ii) 至少三(3)名親身出席之股東（或倘股東為公司，則其獲正式授權之代表）或當時有權於大會上投票之委任代表；或

(iii) 任何一名或多名親身出席之股東（或倘股東為公司，則其獲正式授權之代表）或委任代表，而該等人士於全體股東於大會上投票之投票權總額中所佔比例不少於十分之一(1/10)；或

(iv) 任何一名或多名親身出席之股東（或倘股東為公司，則其獲正式授權之代表）或委任代表，而該等人士持有附帶於大會上具有投票權利之股份，而當中已繳足股款之總額須相等於所有附帶該等權利之股份中全部已繳足股款股份之十分之一(1/10)或以上。

根據上市規則，倘股東及其聯繫人士（本身亦為股東）於有關決議案擁有重大權益，聯交所將要求該等人士於本公司之任何股東大會上就有關決議案放棄投票。倘有任何股東被要求就某特定決議案放棄投票，則有關決議案須於本公司股東大會上以投票表決方式進行表決。

5. 推薦意見

董事相信購回授權、發行授權、擴大授權，以及重選董事之普通決議案均符合本公司及其全體股東之最佳利益。因此，董事推薦 閣下投票贊成上述將予提呈之所有決議案。敬請 閣下垂注。

一份日期為二零零八年四月三十日之股東週年大會通告詳載於附錄三。

本通函之中英文版本如有歧義，概以英文版本為準。

此 致

本公司列位股東 台照

承董事會命
主席
莊舜而

二零零八年四月三十日

本附錄乃作為上市規則所規定之説明函件，向　閣下提供必要之資料，以便　閣下考慮購回授權。

一、 股本

於二零零八年四月二十五日（本通函付印前之最後實際可行日期（「**最後實際可行日期**」）），本公司之已發行股本為276,183,547股股份。

倘有關購回授權之普通決議案獲得通過，並根據其條款及假設於二零零八年六月二十六日舉行股東週年大會前並無再發行或購回股份，本公司根據購回授權獲准購回最多達27,618,354股股份。

二、 進行購回事宜之理由

董事相信購回授權乃符合本公司及其全體股東之最佳利益。該項購回可提高本公司之資產淨值及／或每股盈利，惟須視乎當時市場情況及融資安排而定，並僅於董事認為該項購回將有利於本公司及其全體股東時方會進行。

三、 進行購回事宜之資金及重大不利影響

本公司在購回股份時，用於購回之資金可按照本公司組織章程大綱及公司細則，以及百慕達法例僅可作此用途之資金中撥支。根據百慕達法例規定，用以購回股份之款項可從該購回股份之繳足股本或可作派發股息之溢利，或為此而新發行股份之收益撥付。購回應付之溢價只能從可作派發股息之溢利、本公司之股份溢價賬或其繳入盈餘賬項中撥付。

在建議購回期間內，全部行使購回授權可能對本公司之營運資金或資本負債比率有不利影響（相對於截至二零零七年十二月三十一日止年度年報內之經審核賬目所披露之情況而言）。然而，董事認為倘購回授權對本公司之營運資金需求或資本負債比率會有重大不利影響時，則不會行使該購回授權。

四、 股份價格

於本月及於本通函付印前十二個月，股份在聯交所買賣之每月最高及最低價格如下：－

	股份	
	最高價	最低價
	港元	*港元*
二零零七年四月	4.25	3.34
二零零七年五月	5.75	4.20
二零零七年六月	7.09	5.60
二零零七年七月	8.14	5.90
二零零七年八月	8.18	5.00
二零零七年九月	6.92	6.22
二零零七年十月	7.00	5.50
二零零七年十一月	7.30	5.00
二零零七年十二月	6.50	4.80
二零零八年一月	6.03	3.00
二零零八年二月	4.40	3.36
二零零八年三月	4.30	3.10
二零零八年四月（截至最後實際可行日期）	4.60	3.65

五、 承諾及購回事宜之影響

董事已向聯交所作出承諾，在行使本公司權力購回股份時，只要有關規則及法例適用，彼等將根據購回授權及按照上市規則及百慕達法例進行。

目前並無任何董事或（於作出一切合理查詢後據彼等所深知）其聯繫人士（按上市規則之定義）有意於股東批准購回授權後出售任何本公司證券予本公司或其附屬公司。

本公司現時並無接獲關連人士（按上市規則之定義）通知，彼等目前有意在股東批准購回授權後，出售本公司證券予本公司或其附屬公司，或已承諾不會向本公司出售本公司證券。

倘因根據購回授權行使購回本公司證券之權力而使股東在本公司所佔之投票權權益比例有所增加，就香港公司收購及合併守則(「**收購守則**」)而言，該項權益比例增加將會被視為一項收購行動。因此，一名股東或一群採取一致行動之股東可取得或鞏固本公司之控制權，並須根據收購守則第26及32條之規定就當時所有已發行股份提出強制性全面收購建議。

鑑於在最後實際可行日期，莊舜而女士(「**莊女士**」)實益擁有106,484,400股股份(附註)，佔本公司當時已發行股本約38.56%。

倘董事行使根據購回授權建議授出之所有權力購回股份，則莊女士在本公司擁有之股權(倘股東之現有股份權益保持不變)將增加至本公司已發行股本約42.84%。此項增加將導致須遵照收購守則第26條之規定提出強制性收購。惟董事現時並無意行使購回授權而導致該項責任。在任何情況下，倘公眾人士持有之股份數目將不會下降至不足25%，方會行使購回授權。

附註： Vigor Online Offshore Limited (China Spirit Limited (「**China Spirit**」) 之全資附屬公司) 持有106,484,400股股份，而莊女士擁有China Spirit之100%實益權益。

六、 本公司購回證券

在本通函日期前六個月內，本公司概無於聯交所或其他交易所購回任何股份。

以下為擬於股東週年大會上重選連任之本公司退任董事之詳細資料：－

(i) **勞偉安先生（「勞先生」）**

勞偉安先生，現年46歲，於二零零二年三月十五日獲委任為本公司之非執行董事。其後彼於二零零二年十月二十九日轉任為本公司之獨立非執行董事。彼為英國特許公認會計師公會及香港會計師公會資深會員，自一九八六年以來一直任職於其本身之公司勞偉安會計師事務所。彼在提供稅務顧問服務及審核服務予公司（包括香港上市公司）方面擁有豐富經驗。

勞先生享有每年180,000港元之酬金，此乃參考當前市場之酬金幅度來釐定，當中沒有任何酬金是被任何服務合約所訂明的。

(ii) **劉紹基先生（「劉先生」）**

劉紹基先生，現年49歲，於二零零四年六月三日獲委任為本公司之獨立非執行董事。彼於企業融資、財務顧問及管理、會計及核數方面擁有逾25年之經驗。彼現為財務顧問界任職顧問。在此之前，劉先生曾於一國際會計公司工作逾15年。彼為特許公認會計師公會及香港會計師公會之資深會員。彼亦為特許公認會計師公會理事會會員。彼自一九九五年起為特許公認會計師公會香港分會之委員會會員，並於二零零零年／二零零一年年度獲擔任為特許公認會計師公會香港分會之主席。劉先生亦為恒富控股有限公司、嘉輝化工控股有限公司、京信通信系統控股有限公司、TCL通訊科技控股有限公司、富士康國際控股有限公司、唯冠國際控股有限公司、順誠控股有限公司及安莉芳控股有限公司之獨立非執行董事。彼曾於二零零一年五月二十五日至二零零七年四月十八日期間出任福方國際控股有限公司（現稱福方集團有限公司）之獨立非執行董事及於二零零二年十二月六日至二零零六年十二月二十日出任軟迅科技控股有限公司（現稱環能國際控股有限公司）之獨立非執行董事。

劉先生享有每年180,000港元之酬金，此乃參考當前市場之酬金幅度來釐定，當中沒有任何酬金是被任何服務合約所訂明的。

除上文所披露者外，本公司概無任何須予知會股東有關重選勞先生及劉先生之其他事宜，亦無任何根據聯交所上市規則第13.74條及第13.51(2)(a)條至第13.51(2)(v)條規定須予以披露之資料。



COL Capital Limited
中國網絡資本有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：383)

股東週年大會通告

茲通告本公司謹訂於二零零八年六月二十六日(星期四)上午十一時正假座香港灣仔港灣道1號會展廣場西南座皇朝會7樓會議廳舉行股東週年大會，藉以討論下列事項：－

普通決議案

作為普通事項，考慮並酌情通過下列決議案為本公司普通決議案(無論有否修訂)：－

1. 省覽及考慮截至二零零七年十二月三十一日止年度之經審核財務報告與董事會報告書及核數師報告書。

2. 考慮並酌情宣派末期股息。

3. 重選董事並授權董事會(「**董事會**」)釐定其酬金。

4. 重新委聘核數師並授權董事會釐定其酬金。

* *中文名稱僅供識別*

作為特別事項，考慮並酌情通過下列決議案為本公司普通決議案（無論有否修訂）：－

5. 「**動議**待香港聯合交易所有限公司（「**聯交所**」）上市委員會批准認股權證（「**紅利認股權證**」）及因行使紅利認股權證所附之認購權而將予發行之本公司股本中每股0.01港元任何股份（「**股份**」）上市及買賣後，授權本公司董事：

   (i) 以記名方式設立紅利認股權證，初步行使價每股股份3.50港元（可予調整並須受認股權證文據（「**紅利認股權證文據**」，該文據之文稿已送呈本大會並由主席簽署以資記認）之條款及條件所規限）；該等紅利認股權證可由發行紅利認股權證日期起至二零零九年七月二十七日（包括首尾兩日）期間內行使；同時以每持有五股股份獲發一份紅利認股權證之基準，向於二零零八年六月二十六日登記為本公司股東之人士（「**股東**」）以紅利方式發行紅利認股權證，惟：

      (a) 倘股東之登記地址於二零零八年六月二十六日並非在香港，則有關之紅利認股權證將不會發行予該等人士，而會彙集出售並將所得款項淨額（扣除開支）按比例分派予該等人士；倘可分派予該等人士之款項不足100元，該款項會撥歸本公司所有；及

      (b) 零碎紅利認股權證配額將不會如上文所述方式發行予股東，惟將會由本公司彙集出售，所得款項淨額撥歸本公司所有。

   (ii) 向本公司董事授出特定授權，於紅利認股權證所附之認購權獲行使時（或其中任何部份），配發及發行本公司股本中之股份；

(iii) 按照本公司之公司細則，於紅利認股權證文據上蓋上公司印章及簽署；及

(iv) 採取及進行本公司董事認為必須或適當之行動及事宜，使紅利認股權證文據所構成之交易生效。」

6. (i) 「**動議**：—

(a) 在下文(b)段之規限下，一般及無條件批准本公司董事於有關期間（定義見下文）內按照所有適用法例及聯交所證券上市規則或任何其他證券交易所不時修訂之規定，透過聯交所或香港證券及期貨事務監察委員會認可之其他證券交易所及聯交所之設備行使本公司所有權力以購回本公司股本中之股份；

(b) 本公司根據上文(a)段之批准購回之本公司股本之面值總額不得超過於本決議案獲通過之日本公司已發行股本面值總額之10%，而上文(a)段之批准亦須受此數額限制；及

(c) 就本決議案而言，「有關期間」乃指由本決議案獲通過之日起至下列三者中較早之日期止之期間：—

(i) 本公司下屆股東週年大會結束時；

(ii) 依照百慕達法例或本公司之公司細則（「**公司細則**」）規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(iii) 股東於股東大會上通過普通決議案撤回或修訂本決議案所述之授權之日。」

(ii) 「**動議**：－

(a) 在下文(c)段之規限下，一般及無條件批准本公司董事於有關期間（定義見下文）內行使本公司所有權力以配發、發行及處理本公司股本中之額外股份或可兑換成該等股份之證券或可認購任何該等股份或可換股證券之購股權、認股權證或其他權利，以及作出或授出需要或可能需要行使該等權力之售股建議、協議及購股權；

(b) 上文(a)段所述之批准授權本公司董事於有關期間（定義見下文）內作出或授出需要或可能需要於有關期間結束後行使該等權力之售股建議、協議及購股權；

(c) 本公司董事依據上文(a)段所載批准而配發或有條件或無條件同意配發（不論是否依據購股權或其他原因配發）及發行本公司之股本面值總額（但不包括依據(i)配售新股；(ii)本公司不時之公司細則就以股代息計劃發行股份；(iii)任何當時經已採納之購股權計劃或其他類似安排而給予或發行本公司股份或購股權予本公司及／或其任何附屬公司僱員，或；(iv)依據本公司任何認股權證之條款行使認購權或換股權而發行股份）不得超過於本決議案獲通過之日本公司已發行股本面值總額之20%；而上文(a)段之批准亦須受此數額限制；及

(d) 就本決議案而言，「有關期間」乃指由本決議案獲通過之日起至下列三者中較早之日期止之期間：－

(i) 本公司下屆股東週年大會結束時；

(ii) 依照百慕達法例或公司細則規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(iii) 股東於股東大會上通過普通決議案撤回或修訂本決議案所述之授權之日；及

「配售新股」乃指本公司董事於所定期間根據於某一指定記錄日期名列股東名冊內本公司股東於該日之持股比例向彼等提出之股份配售建議（惟本公司董事會有權就零碎股權或香港以外任何地區適用於本公司之法律限制或責任或任何認可管制機構或任何證券交易所之規定，作出其認為必要或權宜之豁免或其他安排）。」

(iii) 「**動議**待上述第6(i)項及第6(ii)項普通決議案獲通過後，藉增加相當於本公司根據上述第6(i)項普通決議案授出之授權所購回之本公司股本之面值總額之數額，以擴大根據上述第6(ii)項普通決議案授予本公司董事配發、發行及處理本公司已發行股本中之額外股份之一般授權，惟該數額不得超過於該決議案獲通過之日本公司已發行股本面值總額之10%。」

承董事會命
公司秘書
馮靖文

香港，二零零八年四月三十日

附註：—

(i) 凡有權出席本公司大會或本公司任何類別股份持有人大會及投票之本公司股東，均有權委任他人為其代表，代其出席及投票。受委代表毋須為本公司股東。股東可委任超過一位代表出席同一大會。

(ii) 委任代表之文件須由委任人或獲委任人以書面正式授權之授權人親筆簽署，如委任人為公司，則須加蓋公司印鑑或由公司負責人或獲正式授權之授權人親筆簽署。

(iii) 委任代表之文件連同經簽署之授權書或其他授權文件（如有）或經公證人證明之授權書或授權文件副本，最遲須於名列該文件人士擬投票之大會或續會之指定舉行時間四十八小時前，送達本公司之股份過戶登記處香港分處卓佳登捷時有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，逾期無效。



COL Capital Limited
(Incorporated in Bermuda with limited liability)
(Stock Code: 383)

NOTIFICATION OF BOARD MEETING

The board of directors (the "Board") of COL Capital Limited (the "Company") is pleased to announce that a meeting of the Board will be held on Tuesday, 8 April, 2008 at 3:00 p.m. at which the Board will, inter alia, approve the announcement of final results of the Company and its subsidiaries for the year ended 31 December, 2007 and consider the declaration of dividend, if any.

By Order of the Board of
COL Capital Limited
Fung Ching Man, Ada
Company Secretary

Hong Kong, 26 March, 2008

As at the date of this announcement, Ms. Chong Sok Un is the Chairman, Dato' Wong Peng Chong and Mr. Kong Muk Yin are the Executive Directors, Mr. Lo Wai On, Mr. Lau Siu Ki and Mr. Zhang Jian are the Independent Non-Executive Directors.



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31 DECEMBER 2007

AUDITED RESULTS OF THE GROUP

The Board of Directors (the "Directors") of COL Capital Limited (the "Company") announces the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2007 together with last year's comparative figures are as follows:–

CONSOLIDATED INCOME STATEMENT

	For the year ended 31 December	
	2007	2006
	HK$'000	*HK$'000*
Revenue (excluding securities trading)	**55,315**	30,589
Gross proceeds from sale of investments held for trading	**2,234,125**	1,132,153
Total	**2,289,440**	1,162,742
Continuing operations:		
Revenue (excluding securities trading) *(Note 2)*	**55,315**	30,589
Net gain on investments *(Note 4)*	**1,560,870**	801,269
Other income *(Note 5)*	**24,943**	22,297
Administrative and other expenses	**(78,680)**	(63,489)
Finance costs	**(35,801)**	(10,895)
Share of losses of associates	**(4,094)**	–
Gain on disposal of an associate	**–**	1,740
Fair value changes on investment properties	**37,351**	6,856
Revaluation surplus on buildings	**144**	387
Profit before taxation	**1,560,048**	788,754
Taxation *(Note 6)*	**(175,873)**	(11,432)
Profit from continuing operations	**1,384,175**	777,322
Discontinued operation:		
Loss for the year from discontinued operation *(Note 7)*	**(1,528)**	(4,805)
Profit for the year *(Note 8)*	**1,382,647**	772,517

	For the year ended 31 December	
	2007	2006
	HK$'000	*HK$'000*
Attributable to:		
Equity holders of the Company	**1,378,824**	772,468
Minority interests	**3,823**	49
	1,382,647	772,517
Dividends recognised as distribution *(Note 9)*	**13,846**	14,280
Earnings per share *(Note 10)*		
From continuing and discontinued operations		
– Basic	**HK$4.95**	HK$2.67
From continuing operations		
– Basic	**HK$4.96**	HK$2.69

CONSOLIDATED BALANCE SHEET

	As at 31 December	
	2007	2006
	HK$'000	*HK$'000*
Non-current assets		
Investment properties	**110,925**	81,589
Property, plant and equipment	**3,796**	4,712
Prepaid lease payments	**1,001**	2,424
Interests in associates	**368,297**	–
Available-for-sale investments	**849,923**	557,375
Loan notes	–	50,476
Convertible bonds	–	6,626
	1,333,942	703,202
Current assets		
Available-for-sale investments	**9,801**	–
Loan notes	**52,401**	–
Inventories held for sale-finished goods	–	1,471
Investments held for trading	**3,617,216**	1,690,510
Debtors, deposits and prepayments *(Note 11)*	**41,284**	33,708
Loan receivables	**174,015**	123,598
Tax recoverable	**4,050**	3,543
Pledged bank deposits	**10,718**	–
Bank balances and cash	**67,824**	58,007
	3,977,309	1,910,837
Assets classified as held for sale	–	134,419
	3,977,309	2,045,256

	As at 31 December	
	2007	2006
	HK$'000	*HK$'000*
Current liabilities		
Creditors and accrued charges *(Note 12)*	**97,995**	55,480
Customers' deposits and receipts in advance	**14,192**	31,283
Other borrowings	**918,838**	170,100
Derivative financial instruments	**4,874**	–
Taxation payable	**171,033**	15,657
	1,206,932	272,520
Liabilities associated with assets classified as held for sale	**–**	60,044
	1,206,932	332,564
Net current assets	**2,770,377**	1,712,692
	4,104,319	2,415,894
Capital and reserves		
Share capital	**2,762**	2,829
Reserves	**4,097,685**	2,396,218
Equity attributable to equity holders of the Company	**4,100,447**	2,399,047
Minority interests	**3,872**	16,847
	4,104,319	2,415,894

Notes:–

1. **Application of new and revised Hong Kong Financial Reporting Standards ("HKFRS")**

In the current year, the Group has applied, for the first time, the following new standard, amendment and interpretations ("new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are effective for the Group's financial year beginning 1 January 2007.

HKAS 1 (Amendment)	Capital disclosures
HKFRS 7	Financial instruments: Disclosures
HK(IFRIC) – INT 7	Applying the restatement approach under HKAS 29 Financial reporting in hyperinflationary economies
HK(IFRIC) – INT 8	Scope of HKFRS 2
HK(IFRIC) – INT 9	Reassessment of embedded derivatives
HK(IFRIC) – INT 10	Interim financial reporting and impairment

The adoption of the new HKFRSs had no material effect on how the Group's results and financial position for the current or prior accounting periods have been prepared and presented. Accordingly, no prior year adjustment has been required.

The Group has applied the disclosure requirements under HKAS 1 (Amendment) and HKFRS 7 retrospectively. Certain information presented in prior year under the requirements of HKAS 32 has been removed and the relevant comparative information based on the requirements of HKAS 1 (Amendment) and HKFRS 7 has been presented for the first time in the current year.

The Group has not early applied the following new and revised standards or interpretations that have been issued but are not yet effective.

HKAS 1 (Revised)	Presentation of financial statements[1]
HKAS 23 (Revised)	Borrowing costs[1]
HKAS 27 (Revised)	Consolidated and separate financial statements[2]
HKFRS 2 (Amendment)	Vesting conditions and cancellations[1]
HKFRS 3 (Revised)	Business combinations[2]
HKFRS 8	Operating segments[1]
HK(IFRIC) – INT 11	HKFRS 2: Group and treasury share transactions[3]
HK(IFRIC) – INT 12	Service concession arranagements[4]
HK(IFRIC) – INT 13	Customer loyalty programmes[5]
HK(IFRIC) – INT 14	HKAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction[4]

[1] *Effective for accounting periods beginning on or after 1 January 2009.*

[2] *Effective for accounting periods beginning on or after 1 July 2009.*

[3] *Effective for accounting periods beginning on or after 1 March 2007.*

[4] *Effective for accounting periods beginning on or after 1 January 2008.*

[5] *Effective for accounting periods beginning on or after 1 July 2008.*

The Directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the results and the financial position of the Group except for the adoption of HKFRS 3 (Revised) Business Combinations and HKAS 27 (Revised) Consolidation and Separate Financial Statements. HKFRS 3 (Revised) may affect the accounting for business combination for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009. HKAS 27 (Revised) will affect the accounting treatment on changes in a parent's ownership interest in a subsidiary that do not result in a loss of control, which will be accounted for as equity transactions.

2. Revenue (excluding securities trading)

	2007	2006
	HK$'000	*HK$'000*
Dividend income from listed investments	**36,512**	17,717
Interest income from loan receivables	**14,023**	9,071
Rental income	**4,780**	3,801
	55,315	30,589

3. Business and Geographical Information

Business segments

For management purposes, the Group is currently organised into three operating divisions – securities trading and investments, financial services and property investment. These divisions are the basis on which the Group reports its primary segment information.

The Group was also involved in the business of mobile phone distribution which was discontinued on 31 March 2007 *(see note 7).*

Segment information about these businesses is presented below:

For the year ended 31 December 2007

	Continuing operations				Discontinued operation	
	Securities trading and investments *HK$'000*	Financial services *HK$'000*	Property investment *HK$'000*	Total *HK$'000*	Mobile phone distribution *HK$'000*	Consolidated *HK$'000*
Gross proceeds from sale of investments held for trading	2,234,125	–	–	2,234,125	–	2,234,125
Revenue	36,512	14,023	4,780	55,315	7,681	62,996
Result						
Segment result	1,605,287	13,898	43,402	1,662,587	(2,087)	1,660,500
Share of losses of associates				(4,094)	–	(4,094)
Unallocated other income				11,359	586	11,945
Unallocated corporate expenses				(74,003)	–	(74,003)
Finance costs				(35,801)	–	(35,801)
Profit before taxation				1,560,048	(1,501)	1,558,547
Taxation				(175,873)	(27)	(175,900)
Profit for the year				1,384,175	(1,528)	1,382,647

	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Consolidated HK$'000
Consolidated balance sheet				
Assets				
Segment assets	4,564,299	174,253	115,722	4,854,274
Interests in associates				368,297
Unallocated corporate assets				88,680
Consolidated total assets				5,311,251
Liabilities				
Segment liabilities	955,935	15,861	2,301	974,097
Unallocated corporate liabilities				232,835
Consolidated total liabilities				1,206,932

	Continuing operations				Discontinued operation		
	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Total HK$'000	Mobile phone distribution HK$'000	Unallocated HK$'000	Consolidated HK$'000
Other information							
Capital expenditure	–	–	–	–	–	95	95
Depreciation	–	–	139	139	18	127	284
Loss on disposal of property, plant and equipment	–	–	–	–	293	–	293
Reversal of write-down of inventories	–	–	–	–	(571)	–	(571)

For the year ended 31 December 2006

	Continuing operations				Discontinued operation	
	Securities trading and investments	Financial services	Property investment	Total	Mobile phone distribution	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Gross proceeds from sale of investments held for trading	1,132,153	–	–	1,132,153	–	1,132,153
Revenue	17,717	9,071	3,801	30,589	67,098	97,687
Result						
Segment result	835,379	8,832	9,081	853,292	(4,856)	848,436
Gain on disposal of an associate				1,740	–	1,740
Revaluation surplus on buildings				387	–	387
Unallocated other income				2,322	148	2,470
Unallocated corporate expenses				(58,092)	–	(58,092)
Finance costs				(10,895)	(2)	(10,897)
Profit before taxation				788,754	(4,710)	784,044
Taxation				(11,432)	(95)	(11,527)
Profit for the year				777,322	(4,805)	772,517

	Continuing operations				Discontinued operation	
	Securities trading and investments	Financial services	Property investment	Total	Mobile phone distribution	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Consolidated balance sheet						
Assets						
Segment assets	2,332,833	127,585	88,529	2,548,947	10,232	2,559,179
Assets classified as held for sale	-	-	134,419	134,419	-	134,419
Unallocated corporate assets						54,860
Consolidated total assets						2,748,458
Liabilities						
Segment liabilities	215,280	2,658	11,138	229,076	5,083	234,159
Liabilities associated with assets classified as held for sale	-	-	60,044	60,044	-	60,044
Unallocated corporate liabilities						38,361
Consolidated total liabilities						332,564

	Continuing operations				Discontinued operation		
	Securities trading and investments	Financial services	Property investment	Total	Mobile phone distribution	Unallocated	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Other information							
Capital expenditure	-	-	19,114	19,114	89	12	19,215
Depreciation	-	-	141	141	92	156	389
Write-down of inventories	-	-	-	-	1,070	-	1,070

Geographical segments

The Group's operations are located in Hong Kong and the People's Republic of China (the "PRC").

The Group's securities trading and investments and financial services are mainly carried out in Hong Kong. Rental income from property investment is derived from Hong Kong and the PRC.

The following table provides an analysis of the Group's revenue by geographical market:

	Revenue from continuing operations by geographical market	
	2007	2006
	HK$'000	*HK$'000*
Hong Kong	**52,754**	28,651
The PRC	**2,561**	1,938
	55,315	30,589

Revenue from the Group's discontinued distribution of mobile phone was derived principally from Hong Kong (2007: HK$7,681,000, 2006: HK$67,098,000).

The following is an analysis of the carrying amount of segment assets, and additions to investment properties and property, plant and equipment, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		**Additions to investment properties and property, plant and equipment**	
	At 31.12.2007	At 31.12.2006	**Year ended 31.12.2007**	Year ended 31.12.2006
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Hong Kong	**4,817,114**	2,490,594	**95**	19,215
The PRC	**37,160**	68,585	**–**	–
	4,854,274	2,559,179	**95**	19,215

4. Net gain on investments

	2007 HK$'000	2006 HK$'000
Change in fair value of investments held for trading *(Note a)*	**1,579,182**	777,369
Change in fair value of derivative financial instruments *(Note b)*	**(17,716)**	1,594
Net (loss) gain on disposal of available-for-sale investments	**(596)**	26,268
Discount on early redemption of loan notes *(Note c)*	**–**	(3,962)
	1,560,870	801,269

Notes:

(a) Included in change in fair value of investments held for trading, approximately HK$319,703,000 (2006: HK$337,871,000) represented net realised gain on disposal of investments held for trading.

(b) Included in change in fair value of derivative financial instruments, approximately HK$12,842,000 (2006: gain of HK$1,594,000) represented net realised loss on derivatives.

(c) During the year ended 31 December 2006, Allied Group Limited, the issuer of the loan notes, early redeemed all of the loan notes at HK$43,465,000 with a discount on early redemption of HK$3,962,000 at the request of the Group. The net redemption proceed was HK$39,503,000.

5. Other income

	Continuing operations		Discontinued operation		Consolidated	
	2007 HK$'000	2006 HK$'000	2007 HK$'000	2006 HK$'000	2007 HK$'000	2006 HK$'000
Interest income from:						
– Loan notes	**4,036**	9,287	**–**	–	**4,036**	9,287
– Bank deposits	**982**	1,264	**47**	148	**1,029**	1,412
– Others	**4,995**	314	**–**	–	**4,995**	314
	10,013	10,865	**47**	148	**10,060**	11,013
Net exchange gain	**9,538**	10,668	**–**	–	**9,538**	10,668
Others	**5,392**	764	**539**	–	**5,931**	764
	24,943	22,297	**586**	148	**25,529**	22,445

6. Taxation

	Continuing operations		Discontinued operation		Consolidated	
	2007	2006	**2007**	2006	**2007**	2006
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
Current tax:						
Profits Tax in Hong Kong	**172,005**	11,247	**27**	95	**172,032**	11,342
Enterprise income tax in the PRC	**3,868**	185	**–**	–	**3,868**	185
	175,873	11,432	**27**	95	**175,900**	11,527

Hong Kong Profits Tax is calculated at 17.5% (2006: 17.5%) of the estimated assessable profit for the year.

Enterprise income tax in the PRC is calculated at 33.3% of estimated assessable profit for both years except for the subsidiary which is eligible for certain tax holidays and concessions on the PRC income tax.

On 16 March 2007, the PRC promulgated the Law of the People's Republic of China on Enterprise Income Tax (the "New Law") by Order No. 63 of the President of the People's Republic of China. On 6 December 2007, the State Council of the PRC issued Implementation Regulations of the New Law. The New Law and Implementation Regulations will change the tax rate from 33% to 25% for certain subsidiaries from 1 January 2008.

7. Discontinued Operation

The Group ceased the business operation of mobile phone distribution in year 2007.

The results of the discontinued operation which represented the mobile phone distribution operation from 1 January 2007 to 31 March 2007, which have been included in the consolidated income statement, were as follows:

	Period ended 31.3.2007 *HK$'000*	Year ended 31.12.2006 *HK$'000*
Turnover	**7,681**	67,098
Cost of sales	**(7,501)**	(64,423)
Other income	**586**	148
Distribution expenses	**(1,050)**	(4,655)
Administrative and other expenses	**(1,217)**	(2,876)
Finance costs	**–**	(2)
Loss before taxation	**(1,501)**	(4,710)
Taxation	**(27)**	(95)
Loss for the period/year	**(1,528)**	(4,805)

During the period from 1 January 2007 to 31 March 2007, the business operation of mobile phone distribution paid HK$4,009,000 (1.1.2006 to 31.12.2006: HK$5,123,000) to the Group's net operating cash flows, received HK$47,000 (1.1.2006 to 31.12.2006: HK$23,000) in respect of investing activities and paid HK$11,397,000 (1.1.2006 to 31.12.2006: received HK$8,003,000) in respect of financing activities.

8. Profit for the year

	Continuing operations		Discontinued operation		Consolidated	
	2007	2006	**2007**	2006	**2007**	2006
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
Profit for the year has been arrived at after charging (crediting):						
Auditor's remuneration	**1,402**	1,020	**-**	-	**1,402**	1,020
Cost of inventories recognised as expenses	**-**	-	**7,855**	62,847	**7,855**	62,847
Amortisation of prepaid lease payments	**25**	59	**-**	-	**25**	59
Depreciation of property, plant and equipment	**266**	297	**18**	92	**284**	389
(Reversal of) write-down of inventories	**-**	-	**(571)**	1,070	**(571)**	1,070
Loss on disposal of property, plant and equipment	**-**	-	**293**	-	**293**	-
Staff costs, inclusive of directors' emoluments	**61,784**	48,948	**944**	3,612	**62,728**	52,560
Gross rental income from properties	**(4,780)**	(3,801)	**-**	-	**(4,780)**	(3,801)
Less: Direct operating expenses that generated rental income	**1,423**	1,535	**-**	-	**1,423**	1,535
Direct operating expenses that did not generate rental income	**22**	41	**-**	-	**22**	41
Net rental income	**(3,335)**	(2,225)	**-**	-	**(3,335)**	(2,225)

9. Dividends

	2007	2006
	HK$'000	*HK$'000*
Dividends recognised as distribution during the year:		
Interim dividend, paid – HK$0.01 per share (2006: HK$0.01)	**2,762**	2,855
2006 Final dividend paid – HK$0.04 per share	**11,084**	–
2005 Final dividend paid – HK$0.04 per share	**–**	11,425
	13,846	14,280

The final dividend of HK$0.04 per share for the year ended 31 December 2007 has been proposed by the Directors and is subject to approval by the shareholders in the annual general meeting.

10. Earnings per share

From continuing and discontinued operations

The calculation of basic earnings per share attributable to the ordinary equity holders of the Company is based on the following data:

	2007	2006
	HK$'000	*HK$'000*
Earnings for the purpose of basic earnings per share (Profit for the year attributable to equity holders of the Company)	**1,378,824**	772,468
	Number of shares	Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	**278,496,620**	289,070,361

No diluted earnings per share have been presented as there were no potential ordinary shares issued in both years.

From continuing operations

The calculation of the basic earnings per share from continuing operations attributable to the ordinary equity holders of the Company is based on the following data:

	2007	2006
	HK$'000	*HK$'000*
Earnings for the year attributable to equity holders of the Company	**1,378,824**	772,468
Add: Loss for the period from discontinued operation	**1,528**	4,805
Earnings for the purposes of basic earnings per share from continuing operations	**1,380,352**	777,273

The denominators used are the same as those detailed above for basic earnings per share.

From discontinued operation

Basic loss per share for the discontinued operation is HK$0.005 per share (2006: HK$0.017 per share). The calculation of the basic loss per share was based on the loss for the period from the discontinued operation of HK$1,528,000 (2006: loss for the year of HK$4,805,000) attributable to the ordinary equity holders of the Company and the denominators detailed above for basic earnings per share.

11. Debtors, deposits and prepayments

The Group has a policy of allowing an average credit period of 30-90 days to its trade debtors.

The following is an aged analysis of trade debtors:

	2007	2006
	HK$'000	*HK$'000*
Within 90 days	**1,992**	6,150
91 – 180 days	**–**	992
181 – 360 days	**–**	258
	1,992	7,400
Other debtors, deposits and prepayments	**39,292**	26,308
	41,284	33,708

There is no allowance for doubtful debts in both years.

12. Creditors and accrued charges

Creditors and accrued charges principally comprise amounts outstanding for trade purpose and ongoing costs.

An aged analysis of trade creditors is as follows:

	2007	2006
	HK$'000	*HK$'000*
Trade creditors due within 90 days	29,778	14,684
Other creditors and accrued charges	68,217	40,796
	97,995	55,480

FINANCIAL RESULTS

For the year ended 31 December 2007, the Group's total revenue increased by 96.9% to HK$2,289,440,000 (2006: HK$1,162,742,000) while its net profit attributable to shareholders increased by 78.5% to HK$1,378,824,000 (2006: HK$772,468,000). The earnings per share of the Company increased by a slightly larger scale of 85.4% to HK$4.95 (2006: HK$2.67) as a result of the Group's share repurchase programme.

As at 31 December 2007, the Group's net asset value per share increased by 75.1% to HK$14.85 (2006: HK$8.48).

DIVIDENDS

The Directors recommend the payment of a final dividend of HK$0.04 per share (2006: HK$0.04), amounting to approximately HK$11,047,000 (2006: HK$11,084,000), to shareholders whose names appear on the Register of Members of the Company on 26 June 2008. The proposed final dividend, together with the interim dividend of HK$0.01 per share (2006: HK$0.01) paid on 5 November 2007, will amount to a total dividend of HK$0.05 per share (2006: HK$0.05 per share), totaling approximately HK$13,809,000 (2006: HK$13,939,000), for the full financial year of 2007. Subject to shareholders' approval at the forthcoming annual general meeting of the Company, dividend warrants are expected to be dispatched on or before 25 July 2008.

PROPOSED BONUS ISSUE OF WARRANTS

The Board proposed a bonus issue of warrants (the "Bonus Warrant Issue") to the shareholders on the basis of one warrant for every five shares held by such shareholders whose name appear on the Register of Members on 26 June 2008. The final terms of the Bonus Warrant Issue, which shall be issued subject to the compliance of the relevant rules and regulations of The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), have not yet been finalized. A further announcement will be made by the Company in respect to the details of the Bonus Warrant Issue. A circular setting out the details of the Bonus Warrant Issue will also be sent to the shareholders as soon as practicable.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 23 June, 2008 to Thursday, 26 June, 2008, both days inclusive, during which no share transfer will be effected. In order to qualify for the proposed final dividend for the year ended 31 December 2007, all transfer of shares duly accompanied by the relevant certificates must be lodged with the company's branch registrar in Hong Kong, Tricor Tengis Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong no Later than 4:00 p.m. on Friday, 20 June 2008.

REVIEW OF OPERATIONS

The year ended 31 December 2007 saw a very vibrant equity market which was underpinned by optimistic economic and consumer sentiments, large scale initial public offerings of shares and strong global liquidity. However, these positive factors were overshadowed in the later part of the year by the domino effects of the meltdown of the US sub prime mortgage market and the subsequent concern over the credit crunch leading to a slowdown of the US economy. Nevertheless, the Group's business in trading and investment in financial securities achieved increases in revenue to HK$2,270,637,000 (2006: HK$1,149,870,000) and profit to HK$1,605,287,000 (2006: HK$835,379,000). Major profit contributions came from the net gain on investments of HK$1,560,870,000 (2006: HK$801,269,000) which included an unrealized gain from fair value changes on investments held for trading of HK$1,259,479,000 (2006: HK$439,498,000), and dividend income from listed investments of HK$36,512,000 (2006: HK$17,717,000). As at 31 December 2007, the Group maintained a long-term investment portfolio of available-for-sale investments of HK$849,923,000 (2006: HK$557,375,000), loan notes of Nil (2006: HK$50,476,000) and convertible bonds of Nil (2006: HK$6,626,000) and a trading portfolio of listed securities of HK$3,617,216,000 (2006: HK$1,690,510,000).

The Group's money lending business recorded a revenue of mainly interest income of HK$14,023,000 (2006: HK$9,071,000) and a profit of HK$13,898,000 (2006: HK$8,832,000) during the year under review. As at 31 December 2007, the Group's loan portfolio amounted to HK$174,015,000 (2006: HK$123,598,000).

Of the Group's investment properties located in Hong Kong and China, a revenue of HK$4,780,000 (2006: HK$3,801,000) and a profit of HK$43,402,000 (2006: HK$9,081,000) was achieved, mainly due to the gain of HK$13,753,000 from the disposal of an interest in an investment property located at Buji Town in Shenzhen, China for a consideration of RMB102,550,000 and the revaluation gain of HK$23,598,000 from the Group's investment properties. As at 31 December 2007, the Group's investment properties portfolio amounted to HK$110,925,000 (2006: HK$81,589,000).

Given the persistent losses in recent years and with no sign of improvement, the Group discontinued its mobile handset distribution business in March 2007.

PRINCIPAL ASSOCIATED COMPANIES

The share of losses of associates of the Group for the year ended 31 December 2007 was HK$4,094,000 (2006: nil).

Following the completion of the placing agreement to acquire 124 million shares of Shanghai Allied Cement Limited ("SAC") in June 2007, the Group's shareholding in SAC has increased to approximately 27%, making SAC an associate of the Group. SAC is an investment holding company and through its subsidiaries engages in the manufacture and distribution of clinker, cement and slag powder. For the year under review, SAC recorded a turnover of HK$434,300,000 (2006: HK$384,931,000) and a loss of HK$21,658,000 (2006: Profit of HK$387,000). In September 2007, SAC announced that it had entered into a conditional agreement to acquire the entire issued share capital of Redstone Gold Limited ("Redstone"), a company engaged in the business of gold mining in Yunnan Province, China, for an aggregate consideration of HK$1 billion to be partially settled by the issue of 530,000,000 new shares of SAC and payment of cash of HK$470 million. A conditional placing agreement was also entered into to place 600,000,000 new shares of SAC on a fully underwritten basis. The vendor has warranted to SAC that the target mines will together maintain their JORC gold resources of not less than 50 tonnes (metric) of contained gold metal in total at the completion of the acquisition. SAC is in the process of carrying out its due diligence exercise on Redstone and the circular containing, inter alia, a notice to convene a special general meeting to approve the acquisition, is expected to be despatched to shareholders by 30 June 2008. With the recent rally in the gold market, the Group believes that this acquisition represents a good opportunity for SAC to develop its investment and business in the natural resources sector.

In July 2007, the Group acquired 40% of the entire issued share capital of Printronics Electronics Limited ("PEL") for an aggregate consideration of approximately HK$181.8 million. PEL is an investment holding company and is the registered and beneficial owner of 41,319,704 fully paid up shares of Tianjin Printronics Circuit Corporation ("TPC"), representing approximately 21.01% of the equity of TPC. TPC is a company incorporated in China and its shares are listed as "A-Share" on the Shenzhen Stock Exchange. The principal business activity of TPC is the manufacture and sale of printed circuit boards.

FINANCIAL RESOURCES, BORROWINGS, CAPITAL STRUCTURE AND EXPOSURES TO FLUCTUATIONS IN EXCHANGE RATES

The Group continued to maintain a strong financial position. As at 31 December 2007, the Group's non current assets consisted mainly of investment properties of HK$110,925,000 (2006: HK$81,589,000); property, plant and equipment of HK$3,796,000 (2006: HK$4,712,000); prepaid lease payments of HK$1,001,000 (2006: HK$2,424,000), interest in associates of HK$368,297,000 (2006: nil) and long-term investments of HK$849,923,000 (2006: HK$614,477,000). These non-current assets were principally financed by shareholders' funds. As at 31 December 2007, the Group had net current assets of HK$2,770,377,000 (2006: HK$1,712,692,000) and current ratio of 3.3 times (2006: 6.1 times) calculated on the basis of the Group's current assets over current liabilities.

All the Group's borrowings are arranged on a short term basis in Hong Kong Dollars and US Dollars, repayable within one year and secured on certain investment properties, investments held for trading, available-for-sale investments and securities brokers house deposit. As at 31 December 2007, the Group had borrowings of HK$918,838,000 (2006: HK$170,100,000) and a gearing ratio of 20.5% (2006: 4.7%), calculated on the basis of the Group's net borrowings (after pledged bank deposits and bank balances and cash) over shareholders' fund.

During the year under review, the issued share capital of the Company was further reduced from HK$2,828,835 to HK$2,761,835 as a result of the repurchase of 6,700,000 (2006: 14,596,000) shares, with par value HK$0.01 each, for an aggregate consideration of HK$32,377,000 (2006: HK$46,378,000).

In December 2007, the Company proposed an open offer of 276,183,547 offer shares at HK$4.00 per offer share to qualifying shareholders on the basis of one offer share to every share held (the "Open Offer") on a fully underwritten basis to raise approximately HK$1.1 billion and an issue of two warrants for every five offer shares. However, on 11 February 2008 the underwriter, Vigor Online Offshore Limited, gave notice to the Company to terminate the underwriting agreement in view of the recent change in the market condition in Hong Kong and the significant fluctuation in the share price of the Company which, in the sole and absolute opinion of the underwriter, made it impractical to proceed. As a result, the Open Offer and the issue of warrant were terminated.

During the year under review, the Group's assets, liabilities and transactions were mainly denominated in Hong Kong Dollar, Australian Dollar, RMB, New Taiwan Dollar and Malaysian Ringgit. Because of its short-term nature, the Group had not actively hedged risks arising from the Australian Dollar, RMB and Malaysian Ringgit denominated assets and transactions. As the exchange rates of the New Taiwan Dollar were relatively stable during the year, the Group was not materially affected by its exposure to these currencies.

CHARGE ON GROUP ASSETS

As at 31 December 2007, the Group's investment properties, investments held for trading, available-for-sale investments, bank balances, cash, and securities brokers house deposit with respective carrying values of HK$33,300,000 (2006: HK$26,640,000), HK$3,121,898,000 (2006: HK$1,210,235,000), HK$460,628,000 (2006: HK$115,607,000) and HKS10,718,000 (2006: HK$196,000) were pledged to banks and securities brokers house to secure short term credit facilities granted to the Group.

EMPLOYEES

The Group had 15 employees as at 31 December 2007 (2006: 31). The Group ensures that its employees are remunerated in line with market conditions and individual performance and the remuneration policies are reviewed on a regular basis.

PROSPECTS

The Group expects 2008 to be a very challenging and difficult year as evidenced by the sell-off in equity markets towards the end of 2007 and into the first quarter of 2008. The knock-on effects of the credit crunch and the fears of a recession in the world's largest economy of the US have adversely affected sentiments in the global financial markets and the investment environment. Although aggressive monetary measures have been implemented by the US authorities to ease liquidity and the robust demand by Asian countries will help to mitigate the situation, nevertheless the Group anticipates greater challenges ahead.

The performance of the Group's activities in trading and investment in financial securities is measured by mark-to-market accounting standards and the volatility of the financial markets will affect the Group's results for 2008. It is estimated that, based on the closing market price, substantial unaudited unrealized loss from fair value changes on investments held for trading was incurred in the first two months of 2008.

In December 2007, the Group had proposed an Open Offer to strengthen its capital base but unfortunately, the Open Offer was terminated by the underwriter due to the recent change in the market condition in Hong Kong and the significant fluctuation in the share price of the Company. However, the financial position of the Group remains strong and the Group will continuously review and adjust its investment strategies and investment portfolio in light of the market environment to seek and identify grossly undervalued investment and business opportunities in the China, Hong Kong and the Asia Pacific region to enhance value for its shareholders.

PURCHASE, SALE AND REDEMPTION OF LISTED SECURITIES

During the year, the Company repurchased a total of 6,700,000 ordinary shares in the capital of the Company on the Stock Exchange in the range from HK$3.15 to HK$8.13 for a total consideration of HK$32,377,000. The said shares were subsequently cancelled.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the applicable code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") throughout the year ended 31 December 2007.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules as the Company's code of conduct regarding Director's securities transactions. Having made specific enquiry with all Directors, they have confirmed their compliance with the required standard as set out in the Model Code throughout the year ended 31 December 2007.

SCOPE OF WORK OF MESSRS. DELOITTE TOUCHE TOHMATSU

The figures in respect of the Group's consolidated balance sheet, consolidated income statement and the related notes thereto for the year ended 31 December 2007 as set out in the Preliminary Announcement have been agreed by the Group's auditor, Messrs. Deloitte Touche Tohmatsu, to the amounts set out in the Group's audited consolidated financial statements for the year. The work performed by Messrs. Deloitte Touche Tohmatsu in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by Messrs. Deloitte Touche Tohmatsu on the Preliminary Announcement.

By Order of the Board
Chong Sok Un
Chairman

Hong Kong, 8 April 2008

As at the date of this announcement, the Board comprises Ms. Chong Sok Un (Chairman), Dato' Wong Peng Chong and Mr. Kong Muk Yin as executive directors and Messrs. Lo Wai On, Lau Siu Ki and Zhang Jian as independent non-executive directors.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

PROPOSED BONUS ISSUE OF WARRANTS

The Board proposed a bonus issue of Warrants to the Shareholders whose names appear on the register of members of the Company on the Record Date on the basis of one (1) Warrant for every five (5) Shares held. Each Warrant will entitle the holder thereof to, during the Subscription Period of one year, subscribe for one new Share at the initial Subscription Price of HK$3.50, subject to adjustment(s) in accordance with the terms of the Warrants.

The Company will dispatch a circular to the Shareholders containing further details of the Bonus Issue of Warrants as soon as practicable after the publication of this announcement.

PROPOSED BONUS ISSUE OF WARRANTS

On 8th April 2008, COL Capital Limited (the "Company") announced the results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2007 and on the same day, the board of directors ("Board") of the Company proposed, subject to the satisfaction of the condition below, a bonus issue of warrants (the "Bonus Issue of Warrants") to the shareholders of the Company (the "Shareholders") whose names appear on the register of members of the Company on 26th June 2008 (the "Record Date") on the basis of one (1) warrant (the "Warrant") for every five (5) shares of HK$0.01 each (the "Shares") in the share capital of the Company held on the Record Date. This announcement sets out further details in respect of the Bonus Issue of Warrants.

THE SUBSCRIPTION PRICE

The Warrants will entitle the holders thereof to subscribe for new Shares at an initial subscription price of HK$3.50 per Share in cash (the "Subscription Price"), subject to adjustment(s), at any time between the date when dealings in the Warrants on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") commence (which is expected to be on or about 28th July 2008) (the "Commencement Date") and a date falling one year from the Commencement Date (which is expected to be on or about 27th July 2009), both days inclusive (the "Subscription Period"). Fractional entitlements to the Warrants will not be granted to the Shareholders but will be aggregated and sold for the benefit of the Company. The Subscription Price is subject to adjustment(s) upon occurrence of adjustment events arising as a result of changes in the share capital of the Company such as consolidation or sub-division of Shares, capitalisation of profits or reserves, capital distributions in cash or specie or subsequent issue of securities in the Company.

The Subscription Price of HK$3.50 represents (i) a discount of approximately 12.5% over the closing price of HK$4.00 per Share as quoted on the Stock Exchange on 8th April 2008 (being the date on which the Company announced the results of the Group for the year ended 31 December 2007), (ii) a discount of approximately 18.4% over the closing price of HK$4.29 per Share as quoted on the Stock Exchange on 10th April 2008 (being the date of this announcement), (iii) a discount of approximately 13.6% over the average closing price of HK$4.052 per Share of the Company on the Stock Exchange for the last five trading days ended 10th April 2008 and (iv) a discount of approximately 10.3% over the average closing price of HK$3.903 per Share of the Company on the Stock Exchange for the last ten trading days ended 10th April 2008. On the basis of 276,183,547 Shares in issue on 10th April 2008, and assuming no further Shares will be issued or repurchased by the Company on or before the Record Date, 55,236,709 Warrants are proposed to be issued pursuant to the Bonus Issue of Warrants.

USE OF PROCEEDS

Full exercise of the 55,236,709 Warrants would result in the receipt by the Company of approximately HK$193,328,000, before expenses and, assuming that the Subscription Price is not adjusted, an issue of 55,236,709 new Shares, representing approximately 20.0% of the existing issued share capital of the Company and approximately 16.7% of the issued share capital of the Company as enlarged by the issue of such Shares. The Company intends to use the net proceeds for repayment of borrowings and for investment or to be entirely used for investment when opportunity arises. Currently, the Company has no investment project in contemplation and has not yet decided on the appropriation of the net proceeds.

SHAREHOLDERS APPROVAL

The Bonus Issue of Warrants will be subject to the approval by the Shareholders at the annual general meeting of the Company held on 26th June 2008 to issue the Warrants under the Bonus Issue of Warrants and the Shares which may fall to be issued upon the exercise of the Warrants.

RANKING OF THE SHARES TO BE ISSUED UPON EXERCISE OF THE WARRANTS

Shares which may fall to be issued upon exercise of the Warrants will rank for any dividends and other distributions and/or offers of further securities made by the Company, the record date for which is on or after the relevant subscription date and subject thereto, pari passu in all respects with the then existing issued Shares on the relevant subscription date.

The Warrants will be listed on the Stock Exchange. Application will be made to the Stock Exchange for listing of, and permission to deal in, the Warrants and any Shares which may fall to be issued upon the exercise of the Warrants. No part of the equity or debt securities of the Company is listed on or dealt in on any other stock exchange and no such listing of or permission to deal in is being or is proposed to be sought.

OVERSEAS SHAREHOLDERS

The Company is in the course of making enquiry regarding the legal restrictions under the laws of the relevant place and the requirements of the relevant regulatory body or stock exchange for excluding the Shareholders whose registered addresses are in any place other than Hong Kong (the "Overseas Shareholders") from the entitlements to the Warrants, where appropriate. Further details of the rights of the Overseas Shareholders will be set out in the circular relating to the Bonus Issue of Warrants to be dispatched to the Shareholders.

CONDITIONS TO THE BONUS ISSUE OF WARRANTS

The Bonus Issue of Warrants is conditional upon

(a) the passing by the Shareholders at the annual general meeting of an ordinary resolution approving the Bonus Issue of Warrants; and

(b) the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the Warrants and any Shares which may fall to be issued upon the exercise of the subscription rights attaching to the Warrants.

Save for the Bonus Issue of Warrants, the Company has no other outstanding equity securities which remain to be issued on exercise of any other subscription rights subject to Chapter 15 of the Listing Rules.

CERTIFICATES FOR THE WARRANTS AND BOARD LOT

All necessary arrangements will be made by the Company to enable the Warrants to be admitted into the Central Clearing and Settlement System ("CCASS"). Subject to the satisfaction of the conditions mentioned above and the compliance with the stock admission requirements of Hong Kong Securities Clearing Company Limited ("Hong Kong Clearing"), the Warrants and the new Shares which may fall to be issued upon the exercise of the subscription rights attaching to the Warrants will be accepted as eligible securities by Hong Kong Clearing for deposit, clearance and settlement in CCASS with effect from the commencement date of dealing in the Warrants (which is expected to be on or about 28th July 2008) or such other date(s) as determined by Hong Kong Clearing. It is expected that warrant certificates issued pursuant to the Bonus Issue of Warrants will be posted at the risks of the Shareholders entitled thereto around 23rd July 2008. The Warrants will be traded in board lots of 4,000 units entitling holders thereof to subscribe an amount of HK$14,000 initially for Shares, on the basis of the Subscription Price.

A circular containing further details of the Bonus Issue of Warrants will be dispatched to the Shareholders as soon as practicable after the publication of this announcement.

REASON FOR THE BONUS ISSUE OF WARRANTS

The Board believes that the Bonus Issue of Warrants will provide the Shareholders with the opportunity to participate further in the future growth of the Group and to strengthen the Group's working capital position and enhance its capital base.

CLOSURE OF REGISTER

The register of members of the Company will be closed from Monday, 23rd June 2008 to Thursday, 26th June 2008 (both days inclusive) in order to establish entitlements of Shareholders to the Bonus Issue of Warrants, during which period no transfer of Shares will be registered. In order to qualify for the Warrants under the Bonus Issue of Warrants, Shareholders are reminded to ensure that all Share transfers, accompanied by the relevant certificates, must be lodged with the Company's share registrar, Tricor Tengis Limited, situate at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Friday, 20th June 2008.

GENERAL

The Company confirms compliance with the relevant requirements under the Rules Governing the Listing of Securities on the Stock Exchange.

As at the date of this announcement, the Board comprises:

Executive Directors:
Ms. Chong Sok Un *(Chairman)*, Dato' Wong Peng Chong and Mr. Kong Muk Yin

Independent Non-Executive Directors:
Mr. Lo Wai On, Mr. Lau Siu Ki, Kevin and Mr. Zhang Jian

On behalf of the Board
COL Capital Limited
Chong Sok Un
Chairman

Hong Kong, 10th April 2008

"Please also refer to an electronic version of this announcement on the Company's website www.irasia.com/listco/hk/colcapital/index.htm"



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Board Room, 7th Floor, The Dynasty Club Limited, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Thursday, 26 June 2008 at 11:00 a.m. for the following purposes:–

ORDINARY RESOLUTIONS

As ordinary business, to consider and, if thought fit, pass with or without amendments the following resolutions as ordinary resolutions of the Company:–

1. To receive and consider the Audited Financial Statements and the Reports of the Directors and the Auditors for the year ended 31 December 2007.

2. To consider and, if thought fit, declare a final dividend.

3. To re-elect Directors and authorize the board of Directors (the "**Board**") to fix their remuneration.

4. To re-appoint Auditors and authorize the Board to fix their remuneration.

As special business, to consider and, if thought fit, pass with or without amendments the following resolutions as ordinary resolutions of the Company:–

5. "**THAT**, conditional on the Listing Committee of The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") granting the listing of and permission to deal in, the Bonus Warrants (as defined hereinafter) and any shares of HK$0.01 each (the "**Share**") in the share capital of the Company which may fall to be issued upon any exercise of the subscription rights attaching to the Warrants, the directors of the Company be and are hereby authorised:–

   (i) to create and issue the warrants (the "**Bonus Warrants**") which shall be in registered form, to subscribe, at the initial subscription price of HK$3.50 per Share, subject to adjustments and the terms and conditions set out in the warrant instrument (the "**Bonus Warrant Instrument**", a copy of a draft of which has been produced to the meeting and signed for the purpose of identification by the Chairman) and such Bonus Warrants could be exercised during the period from the date of issue of the Bonus Warrants to 27th July 2009 (both dates inclusive) and to issue the same by way of bonus to and among the persons who were registered as shareholders of the Company (the "**Shareholders**") on 26th June 2008 in the proportion of one warrant for every five (5) Shares then held provided that:–

      (a) in the case of Shareholders whose registered addresses as shown on the register of members of the Company are not in Hong Kong on 26th June 2008, the relevant Bonus Warrants shall not be granted to such persons but shall be aggregated and sold in the market as soon as practicable after dealings in the Bonus Warrants on the Stock Exchange commence and the net proceeds of sale, after deduction of expenses, shall be distributed to such persons pro rata to their respective entitlements unless the amount falling to be distributed to any such person shall be less than HK$100 in which case such amount shall be retained for the benefit of the Company; and

      (b) no fractional entitlements shall be granted to the Shareholders as aforesaid, but the fractional entitlements shall be aggregated and sold for the benefit of the Company;

(ii) to allot and issue shares in the capital of the Company arising from the exercise of subscription rights under such Bonus Warrants or any of them;

(iii) to affix common seal of the Company to and to sign the Bonus Warrant Instrument in accordance with the bye-laws of the Company; and

(iv) to do all such acts and things as the directors of the Company consider necessary or expedient to give effect to the transactions contemplated by the Bonus Warrant Instrument."

6. (i) "**THAT**:–

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares in the capital of the Company through the facilities of the Stock Exchange or of another exchange recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of share capital of the Company to be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed ten per cent. (10%) of the aggregate nominal amount of share capital of the Company in issue at the date of this Resolution and the approval in paragraph (a) above shall be limited accordingly; and

(c) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the laws of Bermuda or the Bye-Laws of the Company (the "**Bye-Laws**") to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(ii) "**THAT**:-

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company or securities convertible into such shares or options, warrants or other rights to subscribe for any such shares or such convertible securities and to make or grant offers, agreements and options which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital of the Company to be allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, (ii) an issue of shares as scrip dividends pursuant to the Bye-Laws from time to time, (iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue to employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iv) an issue of shares upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company, shall not exceed twenty per cent. (20%) of the aggregate nominal amount of the issued share capital of the Company at the date of passing this Resolution, and the said approval in paragraph (a) above shall be limited accordingly; and

(d) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:–

   (i) the conclusion of the next annual general meeting of the Company;

   (ii) the expiration of the period within which the next annual general meeting of the Company is required by the laws of Bermuda or the Bye-Laws to be held; and

   (iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares of the Company on the register on a fixed record date in proportion to their holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong applicable to the Company)."

(iii) "**THAT** conditional upon the passing of Ordinary Resolutions Nos. 6(i) and 6(ii) above, the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares in the capital of the Company pursuant to Ordinary Resolution No. 6(ii) above be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of issued share capital of the Company repurchased by the Company under the authority granted pursuant to the Ordinary Resolution No. 6(i) above, provided that such amount shall not exceed ten per cent. (10%) of the aggregate nominal amount of the issued share capital of the Company at the date of passing of this Resolution."

By Order of the Board
Fung Ching Man, Ada
Company Secretary

Hong Kong, 30 April 2008

Notes:–

(i) Any member of the Company entitled to attend and vote at a meeting of the Company or a meeting of the holder of any class of shares in the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

(ii) The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal, or under the hand of an officer or attorney duly authorised.

(iii) The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the branch share registrars of the Company in Hong Kong, Tricor Tengis Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than forty-eight hours before the time for holding the meeting or adjourned meeting at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid.

As at the date of this announcement, the Board comprises:

Executive Directors:
Ms. Chong Sok Un *(Chairman)*, Dato' Wong Peng Chong and Mr. Kong Muk Yin

Independent Non-Executive Directors:
Mr. Lo Wai On, Mr. Lau Siu Ki and Mr. Zhang Jian

END